As filed with the Securities and Exchange Commission on October 27, 2014

Registration No. 333-198724

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

FRESHPET, INC.

(Exact name of registrant as specified in its charter)

Delaware	2047	20-1884894
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

400 Plaza Drive, 1st Floor

Secaucus, New Jersey 07094

(201) 520-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard Kassar

Chief Financial Officer

400 Plaza Drive, 1st Floor

Secaucus, New Jersey 07094

(201) 520-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Christian O. Nagler, Esq. Andrew M. Herman, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Marc D. Jaffe, Esq. Senet S. Bischoff, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	11,979,167	$14.00	$167,708,388	$20,747.71

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(2)	Includes the additional shares of common stock that the underwriters have the option to purchase.
(3)	The Registrant previously paid $12,880 of the Registration Fee in connection with the initial filing of its Registration Statement on September 12, 2014.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 27, 2014.

10,416,667 Shares

Freshpet, Inc.

Common Stock

We are offering 10,416,667 shares of our common stock. This is our initial public offering and no public market for our common stock currently exists. We currently estimate that the initial public offering price per share will be between $12.00 and $14.00. We have applied to list our common stock on the NASDAQ Global Market under the symbol “FRPT.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

See “Risk Factors” on page 16 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Freshpet	$	$

(1)	We refer you to “Underwriting” beginning on page 116 of this prospectus for additional information regarding total underwriting compensation.

To the extent that the underwriters sell more than 10,416,667 shares of common stock, the underwriters have the option to purchase up to an additional 1,562,500 shares from us at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2014.

Goldman, Sachs & Co.	Credit Suisse

Baird	Stifel	SunTrust Robinson Humphrey	Canaccord Genuity

Prospectus dated                     , 2014.

Freshpet®
OUR MISSION:
To improve the lives of dogs and cats everywhere through the power of fresh, natural food.
OUR VALUES:
• Freshpet seeks to revolutionize the pet food industry through innovation.
• Freshpet challenges accepted wisdom about what's best for our pets.
• Freshpet works to be transparent and honest in every facet of its business.
• Freshpet strives to do what's right for pets, people, and the planet.

Freshpet
SELECT

Freshpet
SELECT

FRESHPET:
Powered by our principles, we believe we can change the way we feed our dogs and cats forever.

Freshpet
kitchens

vital
Grain Free

Freshpet
Natural. No Preservatives. Gently Cooked.
Each Pound of Freshpet Select Contains:

WE BELIEVE:

We believe fresh ingredients are the healthiest ingredients. That's why Freshpet's recipes are made with fresh meats and fresh veggies sourced almost exclusively from American farms. No processed meals or preservatives here.

We believe where food is made matters. So we skipped the contract manufacturers and built our own Freshpet kitchen, powered by wind turbines and designed to human-grade food standards. We believe it's the only fresh, refrigerated pet food facility in North America.

We believe healthy food is fresh food. Our meals and treats are sold exclusively through our company-owned Freshpet fridges. Today, our fridges are in more than 12,500 retailers across North America, including leading blue chip retail chains.

We believe what's good for the world can be good for business too. We strive every day to find new and better ways of delivering the benefits of fresh food to our pets while being socially and environmentally responsible.

We believe fresh food makes a difference. And over a million pets and pet parents agree. Together, we've built Freshpet into one of the fastest growing pet food companies in North America. It's amazing what can happen when you start completely fresh.

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

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MARKET, RANKING AND OTHER INDUSTRY DATA

This prospectus contains industry and market data, forecasts and projections that are based on internal data and estimates, independent industry publications, reports by market research firms or other published independent sources. In particular, we have obtained information regarding the pet food industry from Euromonitor International (“Euromonitor”), the American Pet Products Association (“APPA”), and Packaged Facts, a division of Market Research Group LLC (“Packaged Facts”). Other industry and market data included in this prospectus are from internal analyses based upon data available from known sources or other proprietary research and analysis.

We believe these data to be reliable as of the date of this prospectus, but there can be no assurance as to the accuracy or completeness of such information. We have not independently verified the market and industry data obtained from these third-party sources. Our internal data and estimates are based upon information obtained from trade and business organizations, other contacts in the markets in which we operate and our management’s understanding of industry conditions. Though we believe this information to be true and accurate, such information has not been verified by any independent sources. You should carefully consider the inherent risks and uncertainties associated with the market and other industry data contained in this prospectus.

NON-GAAP FINANCIAL MEASURES

We believe that our financial statements and the other financial data included in this prospectus have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States, or GAAP, and are consistent with current practice with the exception of the presentation of certain non-GAAP financial measures, EBITDA and Adjusted EBITDA (each as defined below).

As used herein, EBITDA represents net loss plus depreciation and amortization, interest expense (including fees on debt guarantee, which we believe are a cost of our financing arrangement and are akin to interest expense), and income tax expense. As used herein, Adjusted EBITDA represents EBITDA plus loss on disposal of equipment, new plant startup expenses and processing, share based compensation and launch expenses. EBITDA and Adjusted EBITDA do not represent, and should not be considered as alternatives to net loss, as determined under GAAP.

We present EBITDA and Adjusted EBITDA because we believe each of these measures provides an additional metric to evaluate our operations and, when considered with both our GAAP results and the reconciliation to net loss, provides a more complete understanding of our business than could be obtained absent this disclosure. We use EBITDA and Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as sales, gross profit percentage, and cash flow from operations, to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, to enhance our understanding of our operating performance and to compare our performance to that of our peers and competitors. Adjusted EBITDA is further utilized for our covenant requirements under our credit agreement, and additionally an important component of internal budgeting and setting management compensation. We believe EBITDA and Adjusted EBITDA are useful to investors in assessing the operating performance of our business without the effect of non-cash items and other items.

EBITDA and Adjusted EBITDA should not be considered in isolation or as alternatives to net loss, income from operations or any other measure of financial performance calculated and prescribed in accordance with GAAP. Neither EBITDA nor Adjusted EBITDA should be considered a measure of discretionary cash available to us to invest in the growth of our business. Our Adjusted EBITDA may not be comparable to similar titled measures in other organizations because other organizations may

ii

not calculate Adjusted EBITDA in the same manner as we do. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the expenses that are excluded from that term or by unusual or non-recurring items. We recognize that both EBITDA and Adjusted EBITDA have limitations as analytical financial measures. For example, neither EBITDA nor Adjusted EBITDA reflects:

•	our capital expenditures or future requirements for capital expenditures;

•	the interest expense (including fees on debt guarantee, which we believe are a cost of our financing arrangement and are akin to interest expense), or the cash requirements necessary to service interest expense or principal payments, associated with indebtedness;

•	depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor does EBITDA or Adjusted EBITDA reflect any cash requirements for such replacements; and

•	changes in or cash requirements for our working capital needs.

Additionally, Adjusted EBITDA excludes (i) non-cash stock based compensation expense, which is and will remain a key element of our overall long term incentive compensation package, and (ii) certain costs essential to our sales growth and strategy, including an allowance for marketing expenses for each new store added to our network and uncapitalizable freight costs associated with Freshpet Fridge replacements. Adjusted EBITDA also excludes certain cash charges resulting from matters we consider not to be indicative of our ongoing operations. Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own the trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. This prospectus may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

iii

PROSPECTUS SUMMARY

The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully. In particular, you should read the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”

In this prospectus, unless the context requires otherwise, references to “Freshpet” the “Company,” “we,” “our,” or “us” refer to Freshpet, Inc., the issuer of the common stock offered hereby, and its consolidated subsidiary.

Overview

We started Freshpet with a single-minded mission—to bring the power of real, fresh food to our dogs and cats. We were inspired by the rapidly growing view among pet owners that their dogs and cats are a part of their family, leading them to demand healthier pet food choices. Over the last eight years, we have created a comprehensive business model to deliver wholesome pet food that “pet parents” can trust, and in the process we believe we have become one of the fastest growing pet food companies in North America. Our business model is difficult for others to replicate and we see significant opportunity for future growth by leveraging the unique elements of our business:

Our Brand	We founded the fresh, refrigerated pet food category in North America and our brand transparently communicates our passion and dedication.

Our Product Know-How	Our fresh, refrigerated products are differentiated inside and out from conventional pet food as a result of our proprietary recipes, cooking techniques and packaging developed over the last eight years.

Our Freshpet Kitchens	All of our food is made in the United States, and we own and operate what we believe is North America’s only fresh, refrigerated pet food manufacturing facility, which we call the Freshpet Kitchens, located in Bethlehem, Pennsylvania.

Our Refrigerated Distribution	We are the only pet food company with an established refrigerated supply chain connecting our Freshpet Kitchens to retail stores across North America.

Our Freshpet Fridge	We sell our products through a fast-growing network of company-owned branded refrigerators, known as Freshpet Fridges, installed in over 12,500 retail stores across North America.

Our Culture	We foster a culture of innovation, and we strive to be open, honest and socially responsible in everything we do.

Freshpet is disrupting the $22.5 billion North American pet food industry by driving consumers to reassess conventional dog and cat food offerings that have remained essentially unchanged for decades. We position our brand to benefit from mainstream trends of growing pet humanization and consumer focus on health and wellness. We price our products to be accessible to the average consumer, providing us with broad demographic appeal and allowing us to penetrate multiple classes of retail including grocery, mass, club, pet specialty and natural. We have successfully expanded our network of Freshpet Fridges within leading blue-chip retail chains including Albertsons, BJ’s, Kroger, Petco, PetSmart, Publix, Safeway, Target, Wal-Mart and Whole Foods. The strength of our business model extends to our customers, who we believe find that Freshpet grows their pet category sales, drives higher traffic, increases shopper frequency and delivers category leading margins. As of June 30, 2014, Freshpet Fridges were located in over 12,500 stores, and we believe there is an opportunity to install a Freshpet Fridge in at least 35,000 stores across North America.

Freshpet’s differentiated pet food empowers pet parents to provide positive nutrition and well-being to their pets. Our success is reflected in the growth we have delivered:

•	Our Freshpet Fridge store locations increased from 7,001 in 2011 to 10,836 in 2013, representing a compounded annual growth rate of 24%; and, as of June 30, 2014, we had 12,593 installed Freshpet Fridges, representing 28% growth over the number as of June 30, 2013.

•	Our net sales increased from $25.4 million in 2011 to $63.2 million in 2013, representing a compounded annual growth rate of 58%; and for the six months ended June 30, 2014, we reported net sales of $39.7 million representing growth of 38% over the six months ended June 30, 2013.

Freshpet Fridge Store Locations	Net Sales ($ millions)

•	Our gross profit margins, which we define as net sales minus costs of goods sold divided by net sales, improved 610 basis points from 42.6% in the year ended December 31, 2011 to 48.7% in the six months ended June 30, 2014.

•	Our net loss from operations decreased from $23.4 million in 2011 to $12.4 million in 2013; and for the six months ended June 30, 2014, we reported net loss of $5.6 million compared with a net loss of $6.4 million in the six months ended June 30, 2013.

•	Our net loss decreased from $24.2 million in 2011 to $21.7 million in 2013; and for the six months ended June 30, 2014, we reported a net loss of $11.4 million compared with a net loss of $10.0 million in the six months ended June 30, 2013.

Our Industry

We compete in the North American dog and cat food market, which had 2013 retail sales of $22.5 billion and has grown at an average compounded annual growth rate of 3.6% from 2007 to 2013, according to Euromonitor. The pet food market has historically been resilient as consumers continue to spend on their pets even during economic downturns. Within the pet food market, premium and/or natural brands are gaining market share, according to Packaged Facts. We believe pet food industry growth is being driven by increasing pet ownership in U.S. households, a growing trend of pet humanization as pet owners view their pets as family members, and a greater consumer focus on health and wellness.

The pet food purchasing decision is underpinned by higher brand loyalty than many other consumer packaged goods categories. A consumer selecting a pet food brand resists frequent switching in order to avoid disrupting the pet’s diet, resulting in high repeat purchasing behavior. As a result, we believe that as consumers try fresh, refrigerated pet food, they are likely to become repeat users of the product.

Our Competitive Strengths

We believe that the following strengths differentiate Freshpet and position us to become a leading brand in pet food:

The category defining brand in fresh, refrigerated pet food.    Freshpet is the first and only fresh, refrigerated pet food brand distributed across North America. Our products represent a significant innovation in pet food, and we have developed a brand proposition that pet parents can intuitively trust.

All of our meats and vegetables are sourced in North America, and all of our products are made in the United States. We use simple, fresh ingredients that are gently cooked without preservatives. Pet parents can easily recognize ingredients in our products as being similar to fresh food they buy for their families. In palatability tests commissioned by us and conducted by third party kennels, dogs chose Freshpet over other leading pet food brands by a wide margin. In addition, according to a study commissioned by us and conducted by a third party researcher, pet parents perceived that Freshpet provides their pets with greater enthusiasm for eating and visible health improvements. By satisfying pet nutritional needs and strong pet parent motivations, we have built a growing base of loyal consumers who we believe have a deep emotional connection to the Freshpet brand.

Proven, scalable and defensible point-of-sale retail model.    We sell our products through a fast-growing network of company-owned branded refrigerators, or Freshpet Fridges, which replace standard shelving in the pet aisle or an end-cap of a retail store. We are the only company to have a branded refrigeration fixture, in-aisle electric power and significant exclusive shelf space in the pet department of leading national retail chains. We believe our Freshpet Fridges generate compelling economics with an average cash-on-cash payback period of less than 15 months, calculated by comparing our total current costs for a refrigerator (including installation and maintenance) to our current margin on net revenues. We have installed Freshpet Fridges across all major classes of pet retail including grocery, mass, club, pet specialty and natural. Our track record of consistently growing the number of store locations with key customers underscores the success of our point-of-sale model.

Selected Customers	Year Entered	Freshpet Fridge Locations at Launch	Freshpet Fridge Locations as of September 30, 2014
Wal-Mart	2007	51	1,607
Petco	2007	97	1,364
PetSmart	2006	29	1,306
Target	2012	50	1,157
Kroger	2007	185	972
Whole Foods	2012	29	226

We believe our customers find that Freshpet grows sales of their overall pet category, drives higher traffic, increases shopper frequency and delivers category leading margins. We believe our attractive business proposition to customers will allow us to continue penetrating store locations of existing and new customers.

Difficult to replicate know-how, manufacturing facilities and supply chain.    We built and currently operate what we believe is the only fresh, refrigerated pet food manufacturing facility in North America, which was designed by us to operate at human-grade food quality and safety standards. Over the last eight years, we have developed proprietary know-how in the areas of recipes, ingredients sourcing, cooking techniques and product packaging, and have established the only refrigerated pet food supply chain in North America. We have built a team of professionals with unique skills in production and delivery of fresh refrigerated pet food. As a result, our facilities, processes and people represent advantages that would be difficult for others to replicate.

Experienced, committed management team and company culture focused on core values.    We have a deep bench of management talent with a tremendous amount of pet industry experience and significant ownership in Freshpet. The majority of our senior executive team previously worked together to revitalize the Meow Mix brand, and successfully sold it in 2006. Our CEO, Richard Thompson, served as CEO of The Meow Mix Company from 2002 to 2006 and previously founded the American Italian Pasta Company. We believe our culture and core values, spanning Pets, People and Planet, allow us to attract a passionate employee base while also helping pet parents connect with the Freshpet brand.

Our Growth Strategies

We intend to continue growing net sales and profitability through the following growth strategies:

Continue to grow awareness, trial and adoption to increase Freshpet’s North American market share.    Our market share is currently less than 1% of the overall $22.5 billion North American pet food market. As of March 2014, less than 20% of U.S. pet food consumers had aided awareness of the Freshpet brand, which provides us a significant opportunity to grow over time. As a result of our marketing investments, consumer trial of Freshpet products tripled from 2010 to 2013, and repeat purchase rates also increased significantly. In many retail accounts where Freshpet has been available for five years or more, we have achieved between 6%-10% market share of dry and wet dog food sales. We believe that with growing awareness and availability of Freshpet, we have expansive runway to grow trial, adoption and market share.

Continue to grow points of distribution by installing new Freshpet Fridges.    We believe there is a significant opportunity to continue to grow our network of Freshpet Fridges by expanding within the store base of existing and new customers. We grew the number of Freshpet Fridge store locations at a compounded annual rate of 24% between 2011 and 2013. We operate Freshpet Fridges in more than 12,500 stores, and we estimate that there is an opportunity to install a Freshpet Fridge in at least 35,000 retail locations across North America. Over the next three years, we plan to install over 6,000 Freshpet Fridges in new retail locations. We expect continued demand for our Freshpet Fridges driven by the strong business proposition and attractive margins that we deliver to customers.

Continue to deliver innovation in pet food and expand our product offerings.    We are continually working to develop new products that are aligned with consumer trends and preferences. Our new products remain true to our founding mission—simple, fresh, good food—while expanding our base of consumers and usage occasions. New product introductions since 2011 represented 31% of our net sales in 2013. We currently have a strong innovation pipeline, including entirely new product platforms that expand the breadth of our fresh product offerings. We also see significant opportunity in the future to expand into pet categories such as cat food and pet treats where we are underpenetrated today. We expect that new product introductions will continue to meaningfully drive growth going forward.

Continue to enhance our operating margins.    We intend to enhance our operating margins, which we define as net sales minus costs of goods sold minus selling, general & administrative expenses divided by net sales, through efficiencies of scale as we grow our net sales ahead of costs. We have made significant investments in management, manufacturing capacity, information systems and other infrastructure to enable us to pursue our growth. From 2011 through the second quarter of 2014, we expanded our gross profit margins by approximately 610 basis points from 42.6% to 48.7%. We expect that gross profit margins improvement and operating leverage from SG&A costs will be a significant driver of earnings growth going forward.

Preliminary Third Quarter Results

Set forth below are selected preliminary, unaudited financial results for the third quarter ended September 30, 2014. These financial results are unaudited and should be considered preliminary and subject to change.

We expect to report net sales of approximately $22.5 million for the three months ended September 30, 2014, an increase of approximately $5.8 million, or approximately 35%, as compared to net sales of $16.7 million for the three months ended September 30, 2013. The majority of the net sales increase was driven by growth in Freshpet Fridge store locations, which grew to 12,970 as of September 30, 2014, an increase of approximately 26% compared to 10,269 as of September 30, 2013. We also experienced velocity gains in Grocery and Mass as well as Pet Specialty, Natural and Other channels during the most recent quarter.

We expect to report gross profit margins of 48.3% for the three months ended September 30, 2014, an increase of 470 basis points as compared to gross profit margins of 43.6% for the three months ended September 30, 2013. The increase reflects higher net sales and lower manufacturing costs per pound, partially offset by higher depreciation for the three months ended September 30, 2014 from the use of our new Freshpet Kitchens in Bethlehem, Pennsylvania, as well as higher operating expenses per pound for the three months ended September 30, 2013 during the transition to the new Freshpet Kitchens, which we completed in the fourth quarter of 2013.

We expect to report selling, general and administrative expenses of between $12.2 million and $12.4 million for the three months ended September 30, 2014, an increase of between 6% and 8% as compared to selling, general and administrative expenses of $11.5 million for the three months ended September 30, 2013. The increase reflects higher outbound freight as a result of growth in product volumes, offset by a decrease in Freshpet Fridge expenses due to lower repair costs and lower marketing expenses due to the timing of media spend in 2013 and 2014.

These results are preliminary and unaudited and do not present all information necessary for an understanding of our financial condition as of September 30, 2014 and our results of operations for the third quarter ended September 30, 2014. They have been prepared by and are the responsibility of our management. The preliminary estimated results presented are subject to the completion of our financial closing procedures. Accordingly, these results are subject to change. KPMG LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock. Below is a summary of some of the principal risks we face:

•	we may not be able to successfully implement our growth on a timely basis or at all;

•	we may not be able to to generate sufficient cash flow or raise capital on acceptable terms to meet our needs;

•	we may lose key members of our senior management team;

•	our products may be alleged to cause injury or illness or fail to comply with government regulation;

•	we may lose a significant customer; and

•	our marketing and trade spending programs may prove insufficient or ineffective.

OUR CORPORATE INFORMATION

We were incorporated in Delaware in November 2004 and currently exist as a Delaware corporation. In December 2010, MidOcean Partners and certain of its affiliated entities (collectively, “MidOcean”) became our largest stockholder.

Our principal executive offices are located at 400 Plaza Drive, 1st Floor, Secaucus, New Jersey 07094. Our telephone number is (201) 520-4000. The address of our corporate website is www.freshpet.com. The information contained in or that can be accessed through our website does not constitute a part of, and is not incorporated by reference into, this prospectus.

EQUITY SPONSOR

MidOcean is a private equity firm focused on investing in middle market companies in North America. MidOcean’s targeted sectors include consumer, business & media services and industrial services. Immediately following the consummation of this offering, MidOcean will own 8,632,712 shares of our common stock, or approximately 27.1% of our outstanding shares, or 25.9% of our outstanding shares if the underwriters’ option to purchase additional shares of our common stock is exercised in full.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision, and as a result, we plan to comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may result in a less active trading market for our common stock and more volatility in our stock price.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the first fiscal year after our annual gross revenue are $1.0 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

THE OFFERING

Issuer	Freshpet, Inc.

Common stock offered by us	10,416,667 shares (11,979,167 shares if the underwriters exercise their option to purchase additional shares of our common stock in full).

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional 1,562,500 shares of our common stock.

Common stock to be outstanding immediately after completion of this offering	Immediately following the consummation of this offering, we will have 31,799,037 shares of common stock outstanding (33,361,537 shares if the underwriters exercise their option to purchase additional shares of our common stock in full), assuming the Preferred C Stock Conversion (as defined herein) had occurred on September 30, 2014.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $122.9 million, or $141.8 million if the underwriters’ option to purchase additional shares of our common stock is exercised in full, assuming the shares offered by us are sold for $13.00 per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus.

We intend to use the net proceeds from the Debt Refinancing (as defined herein) and the net proceeds from the sale of common stock by us in this offering (i) to repay our Existing Indebtedness and to effect the Preferred B Stock Redemption (each as defined herein), (ii) to support our growth, primarily through installing new Freshpet Fridges and adding manufacturing capacity, and (iii) for working capital and general corporate purposes. For additional information, see “Use of Proceeds.”

Dividend policy	We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay cash dividends will be at the discretion of our Board of Directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and such other factors as our Board of Directors deems relevant. In addition, covenants in our credit agreement restrict our ability to pay dividends. For additional information, see “Dividend Policy.”

Directed share program	At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. For additional information, see “Underwriting.”

Listing	We have applied to list our common stock on the NASDAQ Global Market under the symbol “FRPT.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 16 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•	the filing and effectiveness of our amended and restated certificate of incorporation (our “Certificate of Incorporation”) and amended and restated bylaws (our “Bylaws”), which we will adopt immediately prior to the completion of this offering;

•	the conversion of all outstanding guarantee fees (the “Guarantee Fee Conversion”) into shares of our Series C Preferred Stock, par value $0.001 (the “Series C Preferred Stock”), which will occur immediately prior to the Preferred C Stock Conversion (as defined below) and the completion of this offering;

•	the conversion of all outstanding shares of our Series C Preferred Stock into shares of common stock (the “Preferred C Stock Conversion”), which will occur immediately prior to the completion of this offering;

•	the completion of a 1-for-0.7396 stock split of our common stock (the “Stock Split”), which will be effected immediately prior to the completion of this offering;

•	the redemption of all outstanding shares of our Series B Preferred Stock, par value $0.001 (our “Series B Preferred Stock”), for cash (the “Preferred B Stock Redemption”), which will occur immediately following this offering;

•	31,799,037 shares of common stock outstanding (33,361,537 shares if the underwriters exercise their option to purchase additional shares of our common stock in full), comprised of 10,421,419 shares of common stock outstanding after the Stock Split but prior to this offering (not including any shares of common stock that will be outstanding in connection with the Preferred C Stock Conversion or Guarantee Fee Conversion); 9,234,560 shares of common stock issued, on a post-Stock Split basis, as part of the Preferred C Stock Conversion (excluding any shares of common stock issued in connection with the Guarantee Fee Conversion); 1,726,391 shares of common stock issued, on a post-Stock Split basis, as part of the Guarantee Fee Conversion; and 10,416,667 shares issued in this offering (or 11,979,167 shares if the underwriters exercise in full their option to purchase additional shares of our common stock), assuming the Preferred C Stock Conversion had occurred on September 30, 2014; and excluding 1,479,200 shares of our common stock reserved for future grants under our 2014 Omnibus Incentive Plan, which includes restricted stock to be awarded to our directors at the completion of this offering, and 61,117 shares of common stock which may be issued upon the exercise of a warrant held by City National Bank;

•	no exercise by the underwriters of their option to purchase 1,562,500 additional shares of our common stock; and

•	an initial public offering price of $13.00 per share, the midpoint of the estimated offering price range set forth on the cover of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents a summary of our consolidated financial data as of, and for the periods ended on, the dates indicated. The summary consolidated financial data for each of the years ended December 31, 2013 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for each of the six months ended June 30, 2014 and 2013 and the summary consolidated balance sheet data as of June 30, 2014 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments we consider necessary for a fair statement of financial information. You should read the following financial information together with the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected for any future period.

	Year ended December 31,		Six months ended June 30,
	2013	2012	2014	2013
	(Dollars in thousands, except per share data)
Consolidated Statement of Operations Data
Net sales	$63,151	$43,519	$39,736	$28,732
Cost of goods sold	35,958	22,881	20,370	15,234

Gross profit	27,193	20,638	19,366	13,497
Selling, general and administrative expenses	39,574	35,385	24,996	19,851

Loss from operations	(12,381)	(14,747)	(5,630)	(6,353)
Other expenses	(538)	(344)	(85)	(29)
Fees on debt guarantee(1)	(5,245)	(1,895)	(3,645)	(2,034)
Interest expense	(3,492)	(1,638)	(2,033)	(1,540)

Loss before income taxes	(21,656)	(18,624)	(11,393)	(9,956)
Income tax expense	(31)	(32)	(16)	(16)

Net loss	(21,687)	(18,656)	(11,409)	(9,972)

Preferred stock dividend accretion	(8,596)	(7,954)	(6,904)	(4,143)

Net loss attributable to common stockholders	$(30,283)	$(26,610)	$(18,256)	$(14,115)

Net loss per share:
Basic	$(2.91)	$(2.56)	$(1.75)	$(1.36)
Diluted	$(2.91)	$(2.56)	$(1.75)	$(1.36)
Weighted average shares of common stock outstanding:
Basic	10,415,014	10,413,467	10,421,419	10,413,467
Diluted	10,415,014	10,413,467	10,421,419	10,413,467

	Six months ended June 30, 2014
	Actual	Pro Forma(4)
Pro Forma Earnings per Share Data(2)
Net loss per share (unaudited):
Basic	$(1.75)	(0.49)
Diluted	$(1.75)	(0.49)
Weighted average shares of common stock outstanding used in computing pro forma net income per share (unaudited):
Basic	10,421,419	20,758,325
Diluted	10,421,419	20,758,325

	Year ended December 31,		Six months ended June 30,
	2013	2012	2014	2013
	(Dollars in thousands)
Other Operating and Financial Data
Freshpet Fridge store locations at period end	10,836	8,514	12,593	9,801
EBITDA(3)	$(6,974)	$(10,363)	$(2,591)	$(4,470)
Adjusted EBITDA(3)	(192)	(6,096)	413	(1,842)
Capital expenditures:
Freshpet Kitchens and other plant capital expenditures	12,987	13,298	2,548	11,043
Freshpet Fridge and other capital expenditures	11,656	13,097	7,813	6,660
Total cash outflows of capital expenditures	24,643	26,395	10,361	17,703

	As of June 30, 2014
	Actual	Pro Forma(4)	Pro Forma As Adjusted(5)
	(Dollars in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$1,924	$1,924	$24,926
Working capital(6)	1,179	1,179	24,181
Property, plant and equipment, net	55,419	55,419	55,419
Total assets	74,489	74,489	96,039
Total debt	83,640	83,640	18,000
Redeemable preferred stock:
Series B	33,081	33,081	—
Series C	81,510	—	—
Total stockholders’ equity (deficit)	$(148,829)	$(56,534)	$65,585

(1)	Represents fees paid to certain stockholders for acting as guarantors for a portion of our payment obligations under the $62.5 Million Revolver (as defined herein). Pursuant to a Fee and Reimbursement Agreement, the Company is obligated to pay each guarantor a contingent fee equal to 10% per annum of the amount each guarantor committed to guarantee. Payments will be made in the form of newly issued shares of Series C Preferred Stock. We plan to use a portion of the proceeds from the Debt Refinancing and this offering to repay the borrowings under the $62.5 Million Revolver, relieving us of future fees on the debt guarantee. In addition, prior to the closing of this offering, outstanding guarantee fees will be converted into Series C Preferred Stock, which will be converted into common stock. See our consolidated financial statements and the notes thereto included elsewhere in this prospectus for additional information.
(2)	For the calculation of basic and diluted net loss per share and pro forma basic and diluted net loss per share, see note 13 to our audited consolidated financial statements included elsewhere in this prospectus and note 10 to our unaudited consolidated financial statements included elsewhere in this prospectus.

(3)	EBITDA and Adjusted EBITDA are not financial measures prepared in accordance with U.S. generally accepted accounting principles, or GAAP. As used herein, EBITDA represents net loss plus depreciation and amortization, interest expense (including fees on debt guarantee, which we believe are a cost of our financing arrangement and are akin to interest expense), and income tax expense. As used herein, Adjusted EBITDA represents EBITDA plus loss on disposal of equipment, new plant startup expenses and processing, share based compensation and launch expenses.

We present EBITDA and Adjusted EBITDA because we believe each of these measures provides an additional metric to evaluate our operations and, when considered with both our GAAP results and the reconciliation to net loss set forth below, provides a more complete understanding of our business than could be obtained absent this disclosure. We use EBITDA and Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as sales, gross profit margins, and cash flow from operations, to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, to enhance our understanding of our operating performance and to compare our performance to that of our peers and competitors.

Adjusted EBITDA is further utilized for covenant compliance under our credit agreement, and additionally, as an important component of internal budgeting and setting management compensation.

EBITDA and Adjusted EBITDA are presented here because we believe they are useful to investors in assessing the operating performance of our business without the effect of non-cash items, and other items as detailed below.

EBITDA and Adjusted EBITDA should not be considered in isolation or as alternatives to net loss, income from operations or any other measure of financial performance calculated and prescribed in accordance with GAAP. Neither EBITDA nor Adjusted EBITDA should be considered a measure of discretionary cash available to us to invest in the growth of our business. Our Adjusted EBITDA may not be comparable to similarly titled measures in other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the expenses that are excluded from that term or by unusual or non-recurring items. We recognize that both EBITDA and Adjusted EBITDA have limitations as analytical financial measures. For example, neither EBITDA nor Adjusted EBITDA reflects:

•	our capital expenditures or future requirements for capital expenditures;

•	the interest expense (including fees on debt guarantee, which we believe are a cost of our financing arrangement and are akin to interest expense), or the cash requirements necessary to service interest expense or principal payments, associated with indebtedness;

•	depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor does EBITDA or Adjusted EBITDA reflect any cash requirements for such replacements; and

•	changes in cash requirements for our working capital needs.

Additionally, Adjusted EBITDA excludes (i) non-cash stock based compensation expense, which is and will remain a key element of our overall long term incentive compensation package, and (ii) certain costs essential to our sales growth and strategy, including an allowance for marketing expenses for each new store added to our network and uncapitalizable freight costs associated with Freshpet Fridge replacements. Adjusted EBITDA also excludes certain cash charges resulting from matters we consider not to be indicative of our ongoing operations. Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss which is the most directly comparable financial measure presented in accordance with GAAP:

	Year ended December 31,		Six months ended June 30,
	2013	2012	2014	2013
	(Dollars in thousands)
Net loss	$(21,687)	$(18,656)	$(11,409)	$(9,972)
Fees on debt guarantee(a)	5,245	1,895	3,645	2,034
Depreciation & amortization	5,945	4,728	3,124	1,912
Interest expense	3,492	1,638	2,033	1,540
Income tax expense	31	32	16	16

EBITDA	(6,974)	(10,363)	(2,591)	(4,470)

Loss on disposal of equipment	503	333	71	24

Launch expense(b)	3,305	2,815	2,334	1,678

New plant start up expenses and processing(c)	1,996	—	113	436
Share based compensation(d)	978	1,119	486	490

Adjusted EBITDA	$(192)	$(6,096)	$413	$(1,842)

(a)	Represents fees paid to certain stockholders for acting as guarantors for a portion of our payment obligations under the $62.5 Million Revolver. Pursuant to a Fee and Reimbursement Agreement, the Company is obligated to pay each guarantor a contingent fee equal to 10% per annum of the amount each guarantor committed to guarantee. Payments will be made in the form of newly issued shares of Series C Preferred Stock. We plan to use a portion of the proceeds from the Debt Refinancing and this offering to repay the borrowings under the $62.5 Million Revolver, relieving us of future fees on the debt guarantee except for changes in fair market value. In addition, prior to the closing of this offering, outstanding guarantee fees will be converted into Series C Preferred Stock, which will be converted into common stock. See our consolidated financial statements and the notes thereto included elsewhere in this prospectus for additional information.
(b)	Represents new store marketing allowance of $1,000 for each store added to our distribution network as well as the uncapitalized freight costs associated with Freshpet Fridge replacements. The expense enhances the launch marketing spend to support our growing distribution network.
(c)	Represents additional operating costs incurred in 2013 and in the first quarter of 2014 in connection with the opening of our new primary manufacturing facility in Bethlehem, Pennsylvania, which was completed in the fourth quarter of 2013.
(d)	Represents non-cash stock based compensation expense.

(4)	The pro forma balance sheet data gives effect to the Guarantee Fee Conversion of $10.8 million, the Preferred C Stock Conversion of $81.5 million and the Stock Split.
(5)

The pro forma as adjusted balance sheet data gives effect to the pro forma adjustments set forth above and (i) the sale of shares of common stock by us in this offering at an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us, totaling net proceeds of $122.9 million, (ii) the debt refinancing to be completed in connection with the closing of this offering (the “Debt Refinancing”) (see

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Refinancing” for more information about the planned Debt Refinancing), pay down of our $20.0 Million Revolver, $62.5 Million Revolver, the Stockholder Note, the Convertible Notes (each as defined herein), and $0.8 million of accrued interest, (iii) the Preferred B Stock Redemption of $33.1 million, (iv) reversal of deferred offering cost and accrued expenses of $1.1 million, and (v) write down of capitalized debt fees of $0.8 million. In addition, on September 4, 2014 we increased our $20.0 Million Revolver to $22.0 million and drew the additional $2.0 million of available capacity on this facility (the “$2 Million Draw”). Prior to the closing of this offering, we expect to further increase the $20.0 Million Revolver by an additional $5.0 million and draw the additional $5.0 million of available capacity (the “$5 Million Draw”). For additional details, see “Use of Proceeds.”
(6)	Represents our currents assets minus current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you purchase our common stock, you should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and accompanying notes. If any of the following risks actually occurs, our business, financial condition, results of operations or cash flows could be materially adversely affected. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy of expanding distribution by installing new Freshpet Fridges, attracting new consumers to our brand and launching new products. Our ability to increase awareness, consumer trial and adoption of our products, and to implement this growth strategy depends, among other things, on our ability to:

•	partner with customers to secure space for our Freshpet Fridges;

•	implement our marketing strategy;

•	develop new product lines and extensions;

•	partner with distributors to deliver our products to customers;

•	continue to compete effectively in multiple classes of retail, including grocery, mass, club, pet specialty and natural; and

•	expand and maintain brand loyalty.

We may not be able to successfully implement our growth strategy or to grow consistently from period to period. Our business, financial condition and results of operations will be adversely affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.

We expect to need capital in the future, and we may not be able to generate sufficient cash flow or raise capital on acceptable terms to meet our needs.

Developing our business will require significant capital in the future. To meet our capital needs, we expect to rely on our cash flow from operations, the proceeds from the Debt Refinancing, this offering and other third-party financing. Third-party financing in the future may not, however, be available on terms favorable to us, or at all. Our ability to obtain additional funding will be subject to various factors, including general market conditions, our operating performance, the market’s perception of our growth potential, lender sentiment and our ability to incur additional debt in compliance with other contractual restrictions, such as financial covenants under our debt documents.

Additionally, our ability to make payments on and to refinance our indebtedness and to fund planned expenditures for our growth plans will depend on our ability to generate cash in the future. If our business does not achieve the levels of profitability or generate the amount of cash that we anticipate or if we expand faster than anticipated, we may need to seek additional debt or equity financing to operate and expand our business.

We believe that cash and cash equivalents, expected cash flow from operations and planned borrowing capacity are adequate to fund debt service requirements, operating lease obligations, capital expenditures and working capital obligations for the next 16 quarters. However, our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of revenue and cash flow from operations and our ability to manage costs and working capital successfully. Additionally, our cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may seek alternative financing, such as selling additional debt or equity securities, and we cannot assure you that we will be able to do so on favorable terms, if at all. Moreover, if we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity or convertible debt securities, existing stockholders may experience dilution, and such new securities could have rights senior to those of our common stock. These factors may make the timing, amount, terms and conditions of additional financings unattractive. Our inability to raise capital could impede our growth or otherwise require us to forego growth opportunities and could materially adversely affect our business, financial condition and results of operations.

Failure to retain our senior management may adversely affect our operations.

Our success is substantially dependent on the continued service of certain members of our senior management, including Richard Thompson, our Chief Executive Officer. These members of senior management have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand and culture, and the reputation we enjoy with suppliers, contract manufacturers, distributors, customers and consumers. The loss of the services of any of these employees could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our common stock to decline.

If our products are alleged to cause injury or illness or fail to comply with governmental regulations, we may suffer adverse public relations, need to recall our products and experience product liability claims.

We may be exposed to product recalls, including voluntary recalls or withdrawals, and adverse public relations if our products are alleged to cause injury or illness or if we are alleged to have mislabeled or misbranded our products or otherwise violated governmental regulations. We may also voluntarily recall or withdraw products that we consider below our standards, whether for taste, appearance or otherwise, in order to protect our brand reputation. Consumer or customer concerns (whether justified or not) regarding the safety of our products could adversely affect our business. A product recall or withdrawal could result in substantial and unexpected expenditures, destruction of product inventory, and lost sales due to the unavailability of the product for a period of time, which could reduce profitability and cash flow. In addition, a product recall or withdrawal may require significant management attention. Product recalls, product liability claims (even if unmerited or unsuccessful), or any other events that cause consumers to no longer associate our brands with high quality and safe products may also result in adverse publicity, hurt the value of our brands, lead to a decline in consumer confidence in and demand for our products, and lead to increased scrutiny by federal and state regulatory agencies of our operations, which could have a material adverse effect on our business, financial condition and results of operations.

We also may be subject to product liability claims and adverse public relations if consumption or use of our products is alleged to cause injury or illness. While we carry product liability insurance, our insurance may not be adequate to cover all liabilities we may incur in connection with product liability claims. For example, punitive damages are generally not covered by insurance. In addition, we may not be able to continue to maintain our existing insurance, obtain comparable insurance at a reasonable cost, if at all, or secure additional coverage (which may result in future product liability claims being uninsured). A product liability judgment against us or our agreement to settle a product liability claim could also result in substantial and unexpected expenditures, which would reduce profitability and cash flow. In addition, even if product liability claims against us are not successful or are not fully pursued, these claims could be costly and time-consuming and may require management to spend time defending the claims rather than operating our business.

The loss of a significant customer, certain actions by a significant customer or financial difficulties of a significant customer could adversely affect our results of operations.

A relatively limited number of customers account for a large percentage of our net sales. During 2013, ten customers, who purchase either directly from us or through third party distributors, collectively accounted for more than 67% of our net sales. Wal-Mart (which purchases through a distributor) and Kroger (which purchases directly from us) each accounted for more than 10% of our net sales during 2013. These percentages may increase if there is consolidation among retailers or if mass merchandisers grow disproportionately to their competition. We expect that a significant portion of our revenues will continue to be derived from a small number of customers; however, these customers may not continue to purchase our products in the same quantities as they have in the past. Our customers are generally not contractually obligated to purchase from us. Changes in our customers’ strategies, including a reduction in the number of brands they carry, shipping strategies, a shift of shelf space to or increased emphasis on private label products (including “store brands”), a reduction in shelf space for pet food items or a reduction in the space allocated for our Freshpet Fridges may adversely affect our sales. Requirements that may be imposed on us by our customers, such as sustainability, inventory management or product specification requirements, may have an adverse effect on our results of operations. Additionally, especially during economic downturns, our customers may face financial difficulties, bankruptcy or other business disruptions that may impact their operations and their purchases from us and may affect their ability to pay us for products purchased from us. Customers may grow their inventory in anticipation of a price increase, or in anticipation of, or during, our promotional events, which typically provide for reduced prices during a specified time or other customer or consumer incentives. To the extent customers seek to reduce their usual or customary inventory levels or change their practices regarding purchases in excess of consumer consumption, our sales and results of operations could be adversely impacted in that period. If our sales of products to one or more of our significant customers are reduced, this reduction could have a material adverse effect on our business, financial condition and results of operations.

Our operating results depend, in part, on the sufficiency and effectiveness of our marketing and trade spending programs.

In general, due to the highly competitive nature of the businesses in which we compete, we must execute effective and efficient marketing investments and trade spending programs with respect to our businesses overall to sustain our competitive position in our markets. Marketing investments may be costly. Additionally, we may, from time to time, change our marketing and trade spending strategies, including the timing, amount or nature of television advertising and related promotional programs. The sufficiency and effectiveness of our marketing and trade spending practices is important to our ability to retain or improve our market share or margins. If our marketing and trade spending programs are not successful or if we fail to implement sufficient and effective marketing and trade spending programs, our business, financial condition and results of operations may be adversely affected.

The growth of our business depends on our ability to introduce new products and improve existing products in anticipation of changes in consumer preferences and demographics.

Our business is focused on the development, manufacture, marketing and distribution of pet food products. If consumer demand for our products decreased, our business would suffer. Sales of pet food products are subject to evolving consumer preferences and changing demographics. A significant shift in consumer demand away from our products or a decline in pet ownership could reduce our sales or the prestige of our brand, which would harm our business, financial condition and results of operations.

A key element of our growth strategy depends on our ability to develop and market new products and improvements to our existing products that meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences and demographics, the technical capability of our product development staff in developing and testing product prototypes, including complying with governmental regulations, and the success of our management and sales team in introducing and marketing new products. Failure to develop and market new products that appeal to consumers could negatively impact our business, financial condition and results of operations.

Additionally, the development and introduction of new products requires substantial research, development and marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. Efforts to accelerate our innovation may exacerbate risks associated with innovation. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business, financial condition and results of operations could be harmed.

Limited manufacturing capacity could have a material adverse effect on our business, financial condition, and results of operations.

All of the products we manufacture in-house are processed through our Freshpet Kitchens in Bethlehem, Pennsylvania, which we believe is North America’s only fresh, refrigerated pet food manufacturing facility. Accordingly, we have limited available manufacturing capacity to meet our quality standards. An unforeseen event, such as a natural disaster or work stoppage, at our Freshpet Kitchens could significantly limit our manufacturing capacity.

Accurate forecasting of sales demand is critical to ensuring available capacity. Our forecasts are based on multiple assumptions, which may cause our estimates to be inaccurate, affecting our ability to obtain adequate manufacturing capacity. Our current plans to meet expected production needs rely in large part on the successful expansion of our Freshpet Kitchens. Any substantial delay may hinder our ability to produce all of the product needed to meet orders and achieve financial performance.

If our growth exceeds our expectations, we may not be able to increase our own manufacturing capacity to, or obtain contract manufacturing capacity at, a level that meets demand for our products, which could prevent us from meeting increased customer demand and harm our business. However, if we overestimate our demand and overbuild our capacity, we may have significantly underutilized assets, and we may experience reduced margins. If we do not accurately align our manufacturing capabilities with demand, it could have a material adverse effect on our business, financial condition and results of operations.

Government regulation, scrutiny, warnings and public perception could increase our costs of production and increase legal and regulatory expenses.

Manufacturing, processing, labeling, packaging, storing and distributing pet products are activities subject to extensive federal, state and local regulation, as well as foreign regulation. In the United States, these aspects of our operations are regulated by the U.S. Food and Drug Administration

(“FDA”), and various state and local public health and agricultural agencies. The FDA Food Safety Modernization Act provides direct recall authority to the FDA and includes a number of other provisions designed to enhance food safety, including increased inspections by the FDA of domestic and foreign food facilities and increased review of food products imported into the United States. In addition, many states have adopted the Association of American Feed Control Officials’ model pet food regulations or variations thereof, which generally regulate the information manufacturers provide about pet food. Complying with government regulation can be costly or may otherwise adversely affect our business. Failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, financial condition and results of operations.

Our business is also affected by import and export controls and similar laws and regulations, both in the United States and elsewhere. Issues such as national security or health and safety, which slow or otherwise restrict imports or exports, could adversely affect our business. In addition, the modification of existing laws or regulations or the introduction of new laws or regulations could require us to make material expenditures or otherwise adversely affect the way that we have historically operated our business.

Our business may be subject to false marketing claims.

From time to time we may be subject to claims from competitors or consumers, including consumer class actions, alleging that our product claims are deceptive. Regardless of their merit, these claims can require significant time and expense to investigate and defend. Whether or not a false marketing claim is successful, such assertions could have an adverse effect on our business, financial condition and results of operations, and the negative publicity surrounding them could harm our reputation and brand image.

Adverse weather conditions, natural disasters, pestilences and other natural conditions can disrupt our operations, which can adversely affect our business, financial condition and results of operations.

The ingredients that we use in the production of our products (including, among others, meat, vegetables, fruits, carrageenans, whole grains, vitamins and minerals) are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, fires, earthquakes, tornadoes and pestilences. Adverse weather conditions may be impacted by climate change and other factors. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supply of ingredients, lower recoveries of usable ingredients, increase the prices of our ingredients, increase our transportation costs or increase our cost of storing ingredients if harvests are accelerated and processing capacity is unavailable. Additionally, the growth of crops, as well as the manufacture and processing of our products, requires significant amounts of water. Drought or other causes of a reduction of water in aquifers may affect availability of water, which in turn may adversely affect our results of operations. Competing manufacturers may be affected differently by weather conditions and natural disasters depending on the location of their supplies or operations. If our supply of ingredients is reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations. Increased costs for ingredients or other inputs could also adversely affect our business, financial condition and results of operations as described in “—The inputs, commodities, and ingredients that we require are subject to price increases and shortages that could adversely affect our results of operations.”

Additionally, adverse weather conditions, natural disasters or other natural conditions affecting our operating activities or major facilities could cause an interruption or delay in our production or delivery schedules and loss of inventory and/or data or render us unable to accept and fulfill customer orders in a timely manner, or at all. If our operations are damaged by a fire, flood or other disaster, for example, we may be subject to supply or delivery interruptions, destruction of our facilities and products or other business disruptions, which could adversely affect our business, financial condition and results of operations.

If we fail to develop and maintain our brand, our business could suffer.

We believe that developing and maintaining our brand is critical to our success. The importance of our brand recognition may become even greater as competitors offer more products similar to ours. Our financial success is directly dependent on consumer perception of our brand. Our brand-building activities involve providing high-quality products, increasing awareness of our brand, creating and maintaining brand loyalty and increasing the availability of our products.

The success of our brand may suffer if our marketing plans or product initiatives do not have the desired impact on our brand’s image or its ability to attract customers. Further, our brand value could diminish significantly due to a number of factors, including consumer perception that we have acted in an irresponsible manner, adverse publicity about our products (whether or not valid), our failure to maintain the quality of our products, product contamination, the failure of our products to deliver consistently positive consumer experiences, or the products becoming unavailable to consumers. The growing use of social and digital media by consumers increases the speed and extent that information and opinions can be shared. Negative posts or comments about us or our brands or products on social or digital media could damage our brands and reputation. If we fail to maintain the favorable perception of our brands, our business, financial condition and results of operations could be negatively impacted.

The pet food product category in which we participate is highly competitive. If we are unable to compete effectively, our results of operations could be adversely affected.

The pet food product category in which we participate is highly competitive. There are numerous brands and products that compete for shelf space and sales, with competition based primarily upon brand recognition and loyalty, product packaging, quality and innovation, taste, nutrition, breadth of product line, price and convenience. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. We face strong competition from competitors’ products that are sometimes sold at lower prices. Price gaps between our products and our competitors’ products may result in market share erosion and harm our business. A number of our competitors have broader product lines, substantially greater financial and other resources and/or lower fixed costs than we have. Our competitors may succeed in developing new or enhanced products, including fresh, refrigerated pet food, that are more attractive to customers or consumers than our products. These competitors may also prove to be more successful in marketing and selling their products or may be better able to increase prices to reflect cost pressures. We may not compete successfully with these other companies or maintain or grow the distribution of our products. We cannot predict the pricing or promotional activities of our competitors or whether they will have a negative effect on us. Many of our competitors engage in aggressive pricing and promotional activities. There are competitive pressures and other factors which could cause our products to lose market share or decline in sales or result in significant price or margin erosion, which would have a material adverse effect on our business, financial condition and results of operations.

If the operating capacity or reputation of our Freshpet Fridges is harmed, our business, financial condition and results of operations may suffer.

Our success depends on our network of company-owned branded refrigerators, known as Freshpet Fridges. If the operating capacity of our Freshpet Fridges is harmed by external factors, such as adverse weather or energy supply, or internal factors, such as faulty manufacturing or insufficient maintenance, our products contained in those fridges may be damaged and need to be discarded. In addition, if our Freshpet Fridges fail to operate as intended, for any reason, the reputation of our Freshpet Fridges with customers and the reputation of our brand with consumers may decline. In such event, customers may choose to discontinue, or not to expand, their use of Freshpet Fridges and our products and consumers may choose to forgo purchasing our products. Additionally, growing concern about the environmental impact of refrigerators could likewise harm the reputation of our Freshpet Fridges with customers and our brand with consumers. Any such harm to the operating capacity or reputation of our Freshpet Fridges could adversely affect our business, financial condition and results of operations.

If we are not successful in protecting our intellectual property rights, our business, financial conditions and results of operations may be harmed.

We rely on trademark, copyright, trade secret, patent and other intellectual property laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our intellectual property rights as well as the intellectual property of third parties with respect to which we are subject to non-use and non-disclosure obligations. We may need to engage in litigation or similar activities to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others. Any such litigation could require us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. The steps we take to prevent misappropriation, infringement or other violation of our intellectual property or the intellectual property of others may not be successful. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited for some of our trademarks and patents in some foreign countries. Failure to protect our intellectual property could harm our business, financial condition and results of operations.

Our brand names and trademarks are important to our business, and we have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in the loss of brand recognition and could require us to devote resources advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

We rely on unpatented proprietary know-how in the areas of recipes, ingredients sourcing, cooking techniques, packaging, transportation and delivery. It is possible that others will independently develop the same or similar know-how or otherwise obtain access to our proprietary know-how. To protect our trade secrets and other proprietary know-how, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection in the event of any unauthorized use, misappropriation or disclosure of our trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our recipes, methods and other know-how, we could be materially adversely affected.

We may not be able to successfully implement initiatives to improve productivity and streamline operations to control or reduce costs. Failure to implement such initiatives could adversely affect our results of operations.

Because our ability to effectively implement price increases for our products can be affected by factors outside of our control, our profitability and growth depend significantly on our efforts to control our operating costs. Because many of our costs, such as energy and logistics costs, packaging costs and ingredient, commodity and raw product costs, are affected by factors outside or substantially outside our control, we generally must seek to control or reduce costs through operating efficiency or other initiatives. If we are not able to identify and complete initiatives designed to control or reduce costs and increase operating efficiency on time or within budget, our results of operations could be adversely impacted. In addition, if the cost savings initiatives we have implemented to date, or any future cost-savings initiatives, do not generate expected cost savings, our business, financial condition and results of operations could be adversely affected.

The inputs, commodities, and ingredients that we require are subject to price increases and shortages that could adversely affect our results of operations.

The primary inputs, commodities, and ingredients that we use include meat, vegetables, fruits, carrageenans, whole grains, vitamins, minerals, packaging and energy (including wind power). Prices for these and other items we use may be volatile, and we may experience shortages in these items due to factors beyond our control, such as commodity market fluctuations, availability of supply, increased demand (whether for the item we require or for other items, which in turn impacts the item we require), weather conditions, natural disasters, currency fluctuations, governmental regulations (including import restrictions), agricultural programs or issues, energy programs, labor strikes and the financial health of our suppliers. Input, commodity, and ingredient price increases or shortages may result in higher costs or interrupt our production schedules, each of which could have a material adverse effect on our results of operations. Production delays could lead to reduced sales volumes and profitability as well as loss of market share. Higher costs could adversely impact our earnings. For example, fuel prices affect our transportation costs for both ingredients and finished product. If we are not able to implement our productivity initiatives or increase our product prices to offset price increases of our inputs, commodities, and ingredients, as a result of consumer sensitivity to pricing or otherwise, or if sales volumes decline due to price increases, our results of operations could be adversely affected. Our competitors may be better able than we are to implement productivity initiatives or effect price increases or to otherwise pass along cost increases to their customers. Moreover, if we increase our prices in response to increased costs, we may need to increase marketing spending, including trade promotion spending, in order to retain our market share. Such increased marketing spending may significantly offset the benefits, if any, of any price increase and negatively impact our business, financial condition and results of operations.

If the ingredients we use in our products are contaminated, alleged to be contaminated or are otherwise rumored to have adverse effects, our results of operations could be adversely affected.

We buy our ingredients from third-party suppliers. If these materials are alleged or prove to include contaminants that affect the safety or quality of our products or are otherwise rumored to have adverse effects, for any reason, we may need to find alternate ingredients for our products, delay production of our products, or discard or otherwise dispose of our products, which could adversely affect our results of operations. Additionally, if this occurs after the affected product has been distributed, we may need to withdraw or recall the affected product and we may experience adverse publicity or product liability claims. In either case, our business, financial condition and results of operations could be adversely affected.

Restrictions imposed in reaction to outbreaks of animal diseases could have a material adverse effect on our business, financial condition and results of operations.

The cost of the protein-based ingredients we use in our products has been adversely impacted in the past by the publicity surrounding animal diseases, such as bovine spongiform encephalopathy, or

“mad cow disease.” As a result of extensive global publicity and trade restrictions imposed to provide safeguards against mad cow disease, the cost of alternative sources of the protein-based ingredients we use in our products, such as soybeans, pork meat and bone meal, has from time to time increased significantly and may increase again in the future if additional cases of mad cow disease are found.

If mad cow disease or other animal diseases, such as foot-and-mouth disease or highly pathogenic avian influenza, also known as “bird flu,” impacts the availability of the protein-based ingredients we use in our products, we may be required to locate alternative sources for protein-based ingredients. Those sources may not be available to sustain our sales volumes, may be more costly and may affect the quality and nutritional value of our products. If outbreaks of mad cow disease, foot-and-mouth disease, bird flu or any other animal disease or the regulation or publicity resulting therefrom impacts the cost of the protein-based ingredients we use in our products, or the cost of the alternative protein-based ingredients necessary for our products as compared to our current costs, we may be required to increase the selling price of our products to avoid margin deterioration. However, we may not be able to charge higher prices for our products without negatively impacting future sales volumes.

We rely on co-packers to provide our supply of treat products. Any failure by co-packers to fulfill their obligations or any termination or renegotiation of our co-packing agreements could adversely affect our results of operations.

We have supply agreements with co-packers that require them to provide us with specific finished products. We rely on co-packers as our sole-source for treat products. We also anticipate that we will rely on sole suppliers for future products. The failure for any reason of a co-packer to fulfill its obligations under the applicable agreements with us or the termination or renegotiation of any such co-packing agreement could result in disruptions to our supply of finished goods and have an adverse effect on our results of operations. Additionally, from time to time, a co-packer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co-packing arrangement with another provider. During an economic downturn, our co-packers may be more susceptible to experiencing such financial difficulties, bankruptcies or other business disruptions. A new co-packing arrangement may not be available on terms as favorable to us as the existing co-packing arrangement, if at all.

If we do not manage our supply chain effectively, including inventory levels, our business, financial condition and results of operation may be adversely affected.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease. We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We use third-party transportation providers for our product shipments. We rely on one such provider for almost all of our shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

If we are unable to maintain or increase prices for our products, our results of operations may be adversely affected.

We rely in part on price increases to neutralize cost increases and improve the profitability of our business. Our ability to effectively implement price increases or otherwise raise prices for our products can be affected by a number of factors, including competition, our competitors’ pricing and marketing, aggregate industry supply, category limitations, market demand and economic conditions, including inflationary pressures. During challenging economic times, our ability to increase the prices of our products may be particularly constrained. Additionally, customers may pressure us to rescind price increases that we have announced or already implemented (either through a change in list price or increased promotional activity). If we are unable to maintain or increase prices for our products (or must increase promotional activity), our results of operations could be adversely affected. Furthermore, price increases generally result in volume losses, as consumers purchase fewer units. If such losses (also referred to as the elasticity impact) are greater than expected or if we lose distribution due to a price increase (which may result from a customer response or otherwise), our business, financial condition and results of operations could be adversely affected.

We may face difficulties as we expand into countries in which we have no prior operating experience.

We may choose to expand our global footprint by entering into new markets. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to become profitable in such countries. This may have an adverse effect on our business.

If we are unable to attract, train and retain employees, we may not be able to grow or successfully operate our business.

Our success depends in part upon our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and are able to represent our brand effectively and establish credibility with our business partners and consumers. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, financial condition and results of operations.

Unionization activities or labor disputes may disrupt our operations and affect our profitability.

Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition and results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes may increase our costs.

As an employer, we may be subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour, labor standards or healthcare and benefit issues. Such actions, if brought against us and successful in whole or in part, may affect our ability to compete or could materially adversely affect our business, financial condition and results of operations.

Disruptions in the worldwide economy may adversely affect our business, results of operations and financial condition.

Adverse and uncertain economic conditions may impact distributor, customer and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, contract manufacturers, distributors, customers, consumers and creditors may suffer. Consumers have access to lower-priced offerings and, during economic downturns, may shift purchases to these lower-priced or other perceived value offerings. Customers may become more conservative in response to these conditions and seek to reduce their inventories. For example, during the economic downturn from 2007 through 2009, customers significantly reduced their inventories, and inventory levels have not returned to, and are not expected to return to, pre-downturn levels. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing customers, to attract new consumers and to provide products that appeal to consumers at prices they are willing and able to pay. Prolonged unfavorable economic conditions may have an adverse effect on our sales and profitability.

We are subject to environmental regulation and environmental risks, which may adversely affect our business. Climate change or concerns regarding climate change may increase environmental regulation and environmental risks.

As a result of our agricultural and food processing operations, we are subject to numerous environmental laws and regulations. Many of these laws and regulations are becoming increasingly stringent and compliance with them is becoming increasingly expensive. Changes in environmental conditions may result in existing legislation having a greater impact on us. Additionally, we may be subject to new legislation and regulation in the future. For example, increasing concern about climate change may result in additional federal and state legal and regulatory requirements to reduce or mitigate the effects of green-house gas emissions. Compliance with environmental legislation and regulations, particularly if they are more aggressive than our current sustainability measures used to monitor our emissions and improve our energy efficiency, may increase our costs and adversely affect our results of operations. We cannot predict the extent to which any environmental law or regulation that may be enacted or enforced in the future may affect our operations. The effect of these actions and future actions on the availability and use of pesticides could adversely impact our financial position or results of operations. If the cost of compliance with applicable environmental laws or regulations increases, our business, financial condition and results of operations could be negatively impacted.

Intellectual property infringement or violation claims may adversely impact our results of operations.

We may be subject to claims by others that we infringe on their intellectual property or otherwise violate their intellectual property rights. To the extent we develop, introduce and acquire products, the risk of such claims may be exacerbated. Any such claims, even those without merit, could (i) require us to expend significant resources, (ii) cause us to cease making or using products that incorporate the challenged intellectual property, (iii) require us to redesign, reengineer or rebrand our products or packaging, including our Freshpet Fridges located in over 12,500 retail stores, (iv) divert management’s attention and resources or (v) require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, which may not be available to us on acceptable terms or at all. Any of such events may adversely impact our business, financial condition and results of operations.

Our business operations could be disrupted if our information technology systems fail to perform adequately.

The efficient operation of our business depends on our information technology systems, some of which are managed by third-party service providers. We rely on our information technology systems to effectively manage our business data, communications, supply chain, order entry and fulfillment, and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches, cyber attacks and viruses. Any such damage or interruption could have a material adverse effect on our business, financial condition and results of operations.

We are subject to cyber security risks and may incur increasing costs in an effort to minimize those risks.

Our business employs systems and websites that allow for the secure storage and transmission of proprietary or confidential information regarding our customers, employees, suppliers and others, including personal identification information. Security breaches could expose us to a risk of loss or misuse of this information, litigation, and potential liability. We may not have the resources or technical sophistication to anticipate or prevent rapidly-evolving types of cyber attacks. Attacks may be targeted at us, our customers and suppliers, or others who have entrusted us with information. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Advances in computer capabilities, new technological discoveries, or other developments may result in the technology used by us to protect transaction or other data being breached or compromised. In addition, data and security breaches can also occur as a result of non-technical issues, including breach by us or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. Any compromise or breach of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, and a loss of confidence in our security measures, which could have an adverse effect on our business, financial condition and results of operations.

Our indebtedness could adversely affect our business and results of operations.

In 2013, we borrowed approximately $32.0 million under our Revolving Note Payable (as defined herein). As of June 30, 2014, we had approximately $82.5 million outstanding under our Revolving Note Payable with no additional borrowing availability. As of June 30, 2014, on a pro forma basis, after giving effect to the Debt Refinancing and the application of the assumed net proceeds received from this offering as described under “Use of Proceeds,” we would have had approximately $18.0 million outstanding under our Revolving Note Payable with additional borrowing availability of $22.0 million and the ability to draw on a $10.0 million accordion. Subject to the limitations contained in the credit agreements governing our Revolving Note Payable, we may be able to incur substantial additional indebtedness from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our level of indebtedness, if any, could intensify. Specifically, our level of indebtedness could have important consequences, including:

•	requiring a substantial portion of our cash flow to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to adverse changes in general economic, industry and competitive conditions;

•	exposing us to the risk of increased interest rates as borrowings under the credit facility will be at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt at more favorable interest rates; and

•	increasing our cost of borrowing.

If we are unable to substantially utilize our net operating loss carryforward, our financial results will be adversely affected.

As of December 31, 2013, we had federal net operating loss (“NOLs”) carryforwards of approximately $132.0 million and state NOLs of approximately $124.1 million. In general, a corporation that undergoes an ‘‘ownership change’’ is subject to limitations on its ability to utilize its pre-change NOLs, to offset future taxable income. In general, under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), an ownership change occurs if the aggregate stock ownership of certain stockholders (generally 5% stockholders, applying certain look-through and aggregation rules) increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period (generally three years). Purchases of our common stock in amounts greater than specified levels, which will be beyond our control, could create a limitation on our ability to utilize our NOLs for tax purposes in the future. Limitations imposed on our ability to utilize NOLs could cause U.S. federal and state income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such NOLs to expire unused, in each case reducing or eliminating the benefit of such NOLs. Furthermore, we may not be able to generate sufficient taxable income to utilize our NOLs before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our NOLs. In addition, NOLs incurred in one state may not be available to offset income earned in a different state. Furthermore, there may be periods during which the use of NOLs is suspended or otherwise limited for state tax purposes, which could accelerate or permanently increase state taxes owed.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Section 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company, which may be up to five full fiscal years following this offering.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional staff. In addition, we may identify material weaknesses in our internal control over financial reporting that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify weaknesses in our internal control over financial reporting, are unable to comply with the requirements of Section 404 in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the NASDAQ Global Market, the SEC or other regulatory authorities, which could require additional financial and management resources.

Risks Related to Ownership of Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop. Even if a market does develop, the stock prices in the market may not exceed the offering price.

Prior to this offering, there has not been a public market for our common stock or any of our equity interests. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NASDAQ Global Market, or how liquid that market may become. An active public market for our common stock may not develop or be sustained after the offering. If an active trading market does not develop or is not sustained, you may have difficulty selling any shares that you buy.

The initial public offering price for the common stock was determined by negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

•	the timing of installation of new Freshpet Fridges and related expenses;

•	profitability of our Freshpet Fridges, especially in new markets;

•	changes in interest rates;

•	impairment of long-lived assets;

•	macroeconomic conditions, both nationally and locally;

•	negative publicity relating to the consumption of products we serve;

•	changes in consumer preferences and competitive conditions;

•	expansion to new markets;

•	increases in infrastructure costs; and

•	fluctuations in commodity prices.

As a result of these factors, our quarterly and annual operating results may fluctuate significantly. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

The price of our common stock may be volatile and you may lose all or part of your investment.

The market price of our common stock could fluctuate significantly, and you may not be able to resell your shares at or above the offering price. Those fluctuations could be based on various factors in addition to those otherwise described in this prospectus, including those described under “—Risks Related to Our Business and Industry” and the following:

•	our operating performance and the performance of our competitors or petfood companies in general;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who follow us or other companies in our industry;

•	global, national or local economic, legal and regulatory factors unrelated to our performance;

•	the number of shares to be publicly traded after this offering;

•	future sales of our common stock by our officers, directors and significant stockholders;

•	the arrival or departure of key personnel; and

•	other developments affecting us, our industry or our competitors.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our business, financial condition and results of operations, and those fluctuations could materially reduce our common stock price.

As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

We, our officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to specified exceptions, not to dispose of or hedge any of our common stock for a certain period of time beginning on the date of this prospectus. However, Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, on behalf of the underwriters, may release all or any portion of the shares subject to the lock-up prior to the expiration of the restricted period and, in any event, the restricted period ends 180 days after the date of this prospectus. See “Underwriting.”

Furthermore, our Certificate of Incorporation that will be in effect immediately prior to the completion of this offering authorizes us to issue up to 200,000,000 shares of common stock, of which 31,799,037 shares will be outstanding immediately following completion of this offering, assuming the underwriters’ option to purchase additional shares of our common stock is not exercised, and              shares will be issuable upon the exercise of stock options with an exercise price equal to the initial public offering price to be issued to certain officers, directors, employees and consultants. All of our outstanding shares will be freely tradable after the expiration date of the lock-up agreements, except for any shares held or acquired by persons who may be deemed to be our affiliates.

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under our 2014 Plan. See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

In the future, we may also issue common stock or other securities if we need to raise additional capital. The number of new shares of our common stock issued in connection with raising additional capital could constitute a material portion of the then outstanding shares of our common stock. Any future sales of our common stock, or the perception that such sales may occur, could negatively impact the price of our common stock.

If you purchase shares of our common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $10.92 per share because the assumed initial public offering price of $13.00 per share, which represents the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, and directors under our stock option and equity incentive plans. Half of such stock options will vest immediately upon the completion of this offering and the remainder will vest in four equal annual installments following the date of the grant. See “Dilution.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock prices and trading volume to decline.

Our principal stockholders and their affiliates own a substantial portion of our outstanding equity, and their interests may not always coincide with the interests of the other holders.

Immediately following the consummation of this offering, MidOcean and Freshpet Investors LLC will own approximately 27.1% and 19.8%, respectively, of our common stock, or 25.9% and 18.9%,

respectively, if the underwriters’ option to purchase additional shares of our common stock is exercised in full. As a result, MidOcean and Freshpet Investors LLC could potentially have significant influence over all matters presented to our stockholders for approval, including election and removal of our directors, change in control transactions and the outcome of all actions requiring a majority stockholder approval.

In addition, persons associated with MidOcean and Freshpet Investors LLC currently serve on our Board of Directors. Following this offering, the interests of MidOcean and Freshpet Investors LLC may not always coincide with the interests of the other holders of our common stock, and the concentration of control in MidOcean and Freshpet Investors LLC will limit other stockholders’ ability to influence corporate matters. The concentration of ownership and voting power of MidOcean and Freshpet Investors LLC may also delay, defer or even prevent an acquisition by a third party or other change of control of our Company and may make some transactions more difficult or impossible without their support, even if such events are in the best interests of our other stockholders. Therefore, the concentration of voting power among MidOcean and Freshpet Investors LLC may have an adverse effect on the price of our common stock. We may also take actions that our other stockholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline.

We do not intend to pay dividends for the foreseeable future.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any future determination to declare and pay cash dividends will be at the discretion of our Board of Directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and such other factors as our Board of Directors deems relevant. Our ability to pay dividends may also be limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. See “Dividend Policy.”

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change our management.

Our Certificate of Incorporation and Bylaws that will be in effect immediately prior to the completion of this offering, and Delaware law, contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board of Directors. For example, we will have a classified Board of Directors with three-year staggered terms, which could delay the ability of stockholders to change membership of a majority of our Board of Directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding equity interests. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. See “Description of Capital Stock.”

Under our Certificate of Incorporation, individuals or entities that bring certain claims or join such claims may be obligated to reimburse the Company for the expenses it reasonably incurs in connection with such actions if the claim proves unsuccessful.

Our Certificate of Incorporation will provide, to the fullest extent permitted by law, in the event that any person or entity (the “Claimant”) (x) initiates or asserts (1) any derivative action or proceeding brought on behalf of the Company, (2) any claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or its stockholders, (3) any action against the Company or any of its directors, officers, employees or agents arising pursuant to any provision of the General Corporation Law of the State of Delaware (the “DGCL”), our Certificate of Incorporation or our Bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine (each of the foregoing, a “Claim”), or joins any such Claim as a named party, and (y) does not thereby obtain a judgment on the merits that substantially achieves the full remedy or relief sought in the Claim, such Claimant shall be jointly and severally obligated to reimburse the Company for all fees, costs and expenses (including attorneys’ fees and the fees of experts) actually and reasonably incurred by the Company in defending such Claim. This provision of our Certificate of Incorporation may deter stockholder litigation that may be in the best interests of the Company or our stockholders.

We are an emerging growth company and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies, but not to emerging growth companies, including, but not limited to, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the first fiscal year after our annual gross revenue are $1.0 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our Certificate of Incorporation and Bylaws that will be in effect immediately prior to the completion of this offering provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, we have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board of Directors. Upon the consummation of this offering, we will enter into indemnification agreements with our director nominees and amended indemnification agreements with each of our directors and officers. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of the Company or any of its subsidiaries or was serving at the Company’s request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 30 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both, and may result in future Section 382 limitations that could reduce the rate at which we utilize our NOL carryforwards. Preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common stock in this offering bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in our company.

We have broad discretion to use the proceeds from the Debt Refinancing and the offering, and our investment of those proceeds may not yield favorable returns.

We intend to use approximately $86.8 million of the net proceeds received from the Debt Refinancing and this offering to repay our Existing Indebtedness and $33.1 million to effect the Preferred B Stock Redemption. In addition, we intend to use the remaining proceeds from this offering and additional capacity under the Debt Refinancing to support our growth, primarily through installing new Freshpet Fridges and adding manufacturing capacity, and for working capital and general corporate purposes. See “Use of Proceeds.” Our management has broad discretion to spend the remainder of the net proceeds from the Debt Refinancing and this offering and you may not agree with the way the net proceeds are spent. The failure of our management to apply these funds effectively could result in unfavorable returns. This could adversely affect our business, causing the price of our common stock to decline.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements discuss our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “potential,” “project,” “projection,” “plan,” “intend,” “seek,” “may,” “could,” “would,” “will,” “should,” “can,” “can have,” “likely,” the negatives thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	our ability to successfully implement our growth;

•	our ability to generate sufficient cash flow or raise capital on acceptable terms;

•	the loss of key members of our senior management team;

•	allegations that our products cause injury or illness or fail to comply with government regulations;

•	the loss of a significant customer;

•	the effectiveness of our marketing and trade spending programs;

•	our ability to introduce new products and improve existing products;

•	our limited manufacturing capacity;

•	the impact of government regulation, scrutiny, warning and public perception;

•	the effect of false marketing claims;

•	adverse weather conditions, natural disasters, pestilences and other natural conditions affecting our operations;

•	our ability to develop and maintain our brand;

•	volatility in the price of our common stock; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the $9.5 million, or $10.9 million if the underwriters’ option to purchase additional shares of our common stock is exercised in full, underwriting discount payable by us, will be approximately $125.9 million, or $144.8 million if the underwriters’ option to purchase additional shares of our common stock is exercised in full, based on an assumed initial offering price of $13.00 per share, which represents the midpoint of the estimated price range set forth on the cover of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the net proceeds to us from this offering by approximately $9.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. In addition, we expect to receive approximately $18.0 million of gross proceeds from the Debt Refinancing concurrent with the completion of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Refinancing.”

We intend to use the net proceeds received from the Debt Refinancing and the net proceeds from the sale of common stock by us in this offering:

(i)	to repay our Existing Indebtedness (as defined below) and accrued interest and to effect the Preferred B Stock Redemption;

(ii)	to pay fees and expenses related to this offering and the Debt Refinancing; and

(iii)	to support our growth, primarily through installing new Freshpet Fridges and adding manufacturing capacity, and for working capital and general corporate purposes.

We have a $20.0 million revolving payable note (the “$20.0 Million Revolver”), which matures on October 31, 2015. The borrowings bear interest at either a LIBOR Rate plus 8% margin or a Base Rate plus 6%, depending on our election. Borrowings on this note payable totaled $20.0 million at June 30, 2014. In addition, on September 4, 2014 we increased our $20.0 Million Revolver to $22.0 million and drew the additional $2.0 million of available capacity on this facility. Prior to the closing of this offering, we expect to further increase the $20.0 Million Revolver by an additional $5.0 million and draw the additional $5.0 million of available capacity. The $2 Million Draw matures on April 30, 2015 and has the same interest rate as our $20.0 Million Revolver. We also expect the $5 Million Draw to mature on April 30, 2015 and to have the same interest rate as our $20.0 Million Revolver. The $2 Million Draw was used, and the $5 Million Draw is expected to be used, for working capital.

We also have a $62.5 million revolving payable note (the “$62.5 Million Revolver”), which matures on May 1, 2016. Subject to certain conditions, the maturity date may be extended until May 1, 2017. The $62.5 Million Revolver bears interest at either a LIBOR Rate (LIBOR Adjusted Rate plus 3.25%) or a Base Rate (Base Rate plus 2.25%). Monthly, LIBOR Rate loans are payable at the end of the selected interest rate. Borrowings on the $62.5 Million Revolver totaled $62.5 million at June 30, 2014. We refer to the $20.0 Million Revolver and the $62.5 Million Revolver as our “Revolving Note Payable.”

We also have a $1.5 million note issued to certain stockholders (the “Stockholder Note”) and $2.0 million in aggregate principal amount of convertible notes issued to certain stockholders (the “Convertible Notes”). The Stockholder Note accrues interest compounded annually at a rate of 10%, and the Convertible Notes, beginning on December 7, 2014, accrue interest compounded annually at 15%. The Stockholder Note and all accrued interest are due on December 23, 2020, and the Convertible Notes and all accrued interest are due on November 1, 2017. We refer to the $20.0 Million Revolver (including the $2 Million Draw and $5 Million Draw), the $62.5 Million Revolver, the Stockholder Note and the Convertible Notes as our “Existing Indebtedness.” In addition, we have 112,160 shares of Series B Preferred Stock outstanding, which we expect to redeem in connection with this offering. As of June 30, 2014, the redemption price for the Series B Preferred Stock was $33.1 million.

The following table summarizes the estimated sources and uses of proceeds by us in connection with this offering and the Debt Refinancing, assuming each had occurred on June 30, 2014.

Sources	Amount (in millions)
	No Option Exercise	Full Option Exercise
Common stock offered hereby, net of underwriting discount	$125.9	$144.8
Borrowings under Debt Refinancing	18.0	18.0

Total Sources	$143.9	$162.8

Uses (1)	Amount (in millions)
	No Option Exercise	Full Option Exercise
Repay Existing Indebtedness	$84.0	$84.0
Accrued Interest	0.8	0.8
Redemption of Series B Preferred Stock	33.1	33.1
Fees and Expenses related to this offering and the Debt Financing (2)	3.0	3.0
Cash to Balance Sheet (3)	23.0	41.9

Total Uses	$143.9	$162.8

(1)	Excludes repayment of the $2.0 Million Draw, $5 Million Draw and Convertible Notes, each of which were borrowed subsequent to June 30, 2014, and amounts used to pay interest accrued on our Existing Indebtedness and the Series B Preferred Stock since June 30, 2014.
(2)	Includes estimated expenses of $0.3 million related to the Debt Refinancing.
(3)	After the closing of this offering, we intend to use our cash and cash equivalents, and borrowings under the Credit Facilities (as defined herein), as follows:

•	approximately $25.0 million will be used to support our growth, primarily through installing new Freshpet Fridges and adding manufacturing capacity; and
•	additional amounts will be used for working capital and general corporate purposes, including repayment of the $2.0 Million Draw, $5 Million Draw and Convertible Notes and interest accrued on our Existing Indebtedness and the Series B Preferred Stock since June 30, 2014.

Pending use of the net proceeds from the Debt Refinancing and this offering as described above, we may invest the net proceeds in short and intermediate term interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

DIVIDEND POLICY

We have not declared any dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock will be limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions under the terms of current and any future agreements governing our indebtedness. Any future determination to declare and pay cash dividends will be at the discretion of our Board of Directors in accordance with applicable law and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and such other factors as our Board of Directors deems relevant.

Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to Ownership of our Common Stock—We do not intend to pay dividends for the foreseeable future.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents, indebtedness and our capitalization as of June 30, 2014 on:

•	an actual basis;

•	a pro forma basis to give effect to the Guarantee Fee Conversion, the Preferred C Stock Conversion and the Stock Split, each of which will occur immediately prior to the completion of this offering; and

•	a pro forma as adjusted basis to give effect to the pro forma adjustments set forth above and (i) the sale and issuance by us of 10,416,667 shares of common stock in this offering, based on an assumed initial public offering price of $13.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to the application of the net proceeds received from this offering as described under “Use of Proceeds,” (ii) the Debt Refinancing and (iii) the Preferred B Stock Redemption.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus and the information set forth under the headings “Use of Proceeds,” “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2014
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(Dollars in thousands) (Unaudited)
Cash and cash equivalents	$1,924	$1,924	$24,926

Accrued fees on debt guarantee	10,785	—	—

Debt:
Stockholder Note	1,140	1,140	—
Revolving Note Payable	82,500	82,500	18,000

Total debt	83,640	83,640	18,000

Redeemable Preferred Stock:
Series B, $0.001 par value per share; 250,000 shares authorized, 112,160 issued and outstanding, actual; 250,000 shares authorized, 112,160 shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted (4)	33,081	33,081	—
Series C, $0.001 par value per share; 20,000,000 shares authorized, 12,485,906 issued and outstanding, actual; 20,000,000 shares authorized, no shares issued and outstanding, pro forma; no shares authorized, no shares issued and outstanding, pro forma as adjusted (4)	81,510	—	—

Stockholders’ Equity (Deficit):
Common stock, $0.001 par value per share; 60,000,000 shares authorized, 10,421,419 issued and outstanding, actual; 60,000,000 shares authorized, 21,160,444 issued and outstanding, pro forma; 200,000,000 shares authorized, 31,577,111 shares issued and outstanding, pro forma as adjusted (4)	10	21	32
Additional paid-in-capital	10,089	102,373	225,301
Accumulated deficit	(158,928)	(158,928)	(159,747)

Total stockholders’ equity (deficit)	(148,829)	(56,534)	65,585

Total capitalization	$49,402	$60,187	$83,585

(1)	The pro forma balance sheet data gives effect to the Guarantee Fee Conversion of $10.8 million, the Preferred C Stock Conversion of $81.5 million and the Stock Split.
(2)	The pro forma as adjusted balance sheet data gives effect to the pro forma adjustments set forth above and (i) the sale of shares of common stock by us in this offering at an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us, totaling net proceeds of $122.9 million, (ii) the debt refinancing to be completed in connection with the closing of this offering (the “Debt Refinancing”) (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Refinancing” for more information about the planned Debt Refinancing), pay down of our $20.0 Million Revolver, $62.5 Million Revolver, the Stockholder Note, the Convertible Notes and $0.8 million of accrued interest, (iii) the Preferred B Stock Redemption of $33.1 million, (iv) reversal of deferred offering cost and accrued expenses of $1.1 million, and (v) write down of capitalized debt fees of $0.8 million. In addition, on September 4, 2014 we increased our $20.0 Million Revolver to $22.0 million and drew the additional $2.0 million of available capacity on this facility. Prior to the closing of this offering, we expect to further increase the $20.0 Million Revolver by an additional $5.0 million and draw the additional $5.0 million of available capacity. For additional details, see “Use of Proceeds.”
(3)	A $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $9.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease cash and cash equivalents, and additional paid-in capital, total stockholders’ equity and total capitalization by approximately $12.1 million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.
(4)	Our Certificate of Incorporation that will be in effect immediately following this offering will authorize 200,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of undesignated preferred stock.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value (deficit) as of June 30, 2014 was $(67.3) million, or $(6.46) per share of common stock. Our historical net tangible book value is the amount of our total assets (because we have no intangible assets) less our total liabilities and Preferred B Stock.

Our pro forma net tangible book value (deficit) as of June 30, 2014 was $56.5 million, or $(2.67) per share of common stock. Pro forma net tangible book value represents total assets less total liabilities and Preferred B Stock. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2014, after giving effect to the Guarantee Fee Conversion, the Preferred C Stock Conversion and the Stock Split.

Pro forma as adjusted net tangible book value is our pro forma net tangible book value, plus the effect of the sale by us of 10,416,667 shares of our common stock in this offering at an assumed initial public offering price of $13.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us and after giving effect to the application of the net proceeds received from this offering as described under “Use of Proceeds.” This amount represents an immediate increase in pro forma as adjusted net tangible book value of $4.75 per share to our existing stockholders, and an immediate dilution of $(10.92) per share to new investors participating in this offering. We determine dilution per share to new investors by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis.

Assumed initial public offering price per share		$13.00
Pro forma net tangible book value (deficit) per share as of June 30, 2014	$(2.67)
Increase per share attributable to new investors	4.75

Pro forma as adjusted net tangible book value per share after this offering		2.08

Dilution per share to new investors		$(10.92)

Each $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $0.31, and would increase or decrease, as applicable, dilution per share to new investors in this offering by $0.69, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options or warrants to purchase common stock are exercised, new investors would experience further dilution.

If the underwriters’ option to purchase additional shares of our common stock is exercised in full, the pro forma as adjusted net tangible book value will increase to $0.47 per share, representing an immediate dilution of $0.47 per share to new investors.

The following table summarizes, as of June 30, 2014, on a pro forma as adjusted basis as described above, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $13.00 per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	21,160,444	67.0%	$113,546,839	45.6%	$5.36
New investors	10,416,667	33.0	135,416,671	54.4	13.00

Total	31,577,111	100%	$248,963,510	100%	$7.88

Each $1.00 increase or decrease in the assumed initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $9.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options to purchase common stock are exercised, new investors will experience further dilution.

The total number of shares reflected in the discussion and tables above is based on             shares of common stock outstanding as of June 30, 2014 after giving effect to this offering, the Stock Split and the Preferred C Stock Conversion. The tables above assume no exercise of options to purchase shares of our common stock outstanding as of June 30, 2014.

If the underwriters’ option to purchase additional shares of our common stock is exercised in full, the number of shares held by new investors will increase to 11,979,167, or 36.2% of the total number of shares of common stock outstanding after this offering.

To the extent that any options or other equity incentive grants are issued in the future with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents selected consolidated financial data as of, and for the periods ended on, the dates indicated. The consolidated financial data for each of the years ended December 31, 2013 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for each of the six months ended June 30, 2014 and 2013 and the consolidated balance sheet data as of June 30, 2014 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments we consider necessary for a fair statement of financial information. You should read the following financial information together with the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected for any future period.

	Year ended December 31,		Six months ended June 30,
	2013	2012	2014	2013
	(Dollars in thousands, except per share data)
Consolidated Statement of Operations Data
Net sales	$63,151	$43,519	$39,736	$28,732
Cost of goods sold	35,958	22,881	20,370	15,234

Gross profit	27,193	20,638	19,366	13,497
Selling, general and administrative expenses	39,574	35,385	24,996	19,851

Loss from operations	(12,381)	(14,747)	(5,630)	(6,353)
Other expenses	(538)	(344)	(85)	(29)
Fees on debt guarantee(1)	(5,245)	(1,895)	(3,645)	(2,034)
Interest expense	(3,492)	(1,638)	(2,033)	(1,540)

Loss before income taxes	(21,656)	(18,624)	(11,393)	(9,956)
Income tax expense	(31)	(32)	(16)	(16)

Net loss	(21,687)	(18,656)	(11,409)	(9,972)

Preferred stock dividend accretion	(8,596)	(7,954)	(6,904)	(4,143)

Net loss attributable to common stockholders	$(30,283)	$(26,610)	$(18,256)	$(14,115)

Net loss per share:
Basic	$2.91	$2.56	$1.75	$1.36
Diluted	$2.91	$2.56	$1.75	$1.36
Weighted average shares of common stock outstanding:
Basic	10,415,014	10,413,467	10,421,419	10,413,467
Diluted	10,415,014	10,413,467	10,421,419	10,413,467

	Year ended December 31, 2013	Six months ended June 30, 2014
Pro Forma Earnings per Share Data(2)
Net loss per share (unaudited):
Basic	$(1.08)	$(0.49)
Diluted	$(1.08)	$(0.49)
Weighted average shares of common stock outstanding used in computing pro forma net income per share (unaudited):
Basic	19,210,610	20,758,325
Diluted	19,210,610	20,758,325

	Year ended December 31,		Six months ended June 30,
	2013	2012	2014	2013
	(Dollars in thousands)
Other Operating and Financial Data
Freshpet Fridge store locations at period end	10,836	8,514	12,593	9,801
EBITDA(3)	$(6,974)	$(10,363)	$(2,591)	$(4,470)
Adjusted EBITDA(3)	(192)	(6,096)	413	(1,842)
Capital expenditures:
Freshpet Kitchens and other plant capital expenditures	12,987	13,298	2,548	11,043
Freshpet Fridge and other capital expenditures	11,656	13,097	7,813	6,660
Total cash outflows of capital expenditures	24,643	26,395	10,361	17,703

	As of June 30, 2014
	Actual	Pro Forma(4)	Pro Forma As Adjusted(5)
	(Dollars in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$1,924	$1,924	$24,926
Working capital(6)	1,179	1,179	24,181
Property, plant and equipment	55,419	55,419	55,419
Total assets	74,489	74,489	96,039
Total debt	83,640	83,640	18,000
Redeemable preferred stock:
Series B	33,081	33,081	—
Series C	81,510	—	—
Total stockholders’ equity (deficit)	$(148,829)	$(56,534)	$65,585

(1)	Represents fees paid to certain stockholders for acting as guarantors for a portion of our payment obligations under the $62.5 Million Revolver. Pursuant to a Fee and Reimbursement Agreement, the Company is obligated to pay each guarantor a contingent fee equal to 10% per annum of the amount each guarantor committed to guarantee. Payments will be made in the form of newly issued shares of Series C Preferred Stock. We plan to use a portion of the proceeds from the Debt Refinancing and this offering to repay the borrowings under the $62.5 Million Revolver, relieving us of future fees on debt guarantee. In addition, prior to the closing of this offering, outstanding guarantee fees will be converted into Series C Preferred Stock, which will be converted into common stock. See our consolidated financial statements and the notes thereto included elsewhere in this prospectus for additional information.
(2)	For the calculation of basic and diluted net loss per share and pro forma basic and diluted net loss per share, see note 13 to our audited consolidated financial statements included elsewhere in this prospectus and note 10 to our unaudited consolidated financial statements included elsewhere in this prospectus.

(3)	EBITDA and Adjusted EBITDA are not financial measures prepared in accordance with U.S. generally accepted accounting principles, or GAAP. As used herein, EBITDA represents net loss plus depreciation and amortization, interest expense (including fees on debt guarantee, which we believe are a cost of our financing arrangement and are akin to interest expense), and income tax expense. As used herein, Adjusted EBITDA represents EBITDA plus loss on disposal of equipment, new plant startup expense and processing, share based compensation and launch expenses.

We present EBITDA and Adjusted EBITDA because we believe each of these measures provides an additional metric to evaluate our operations and, when considered with both our GAAP results and the reconciliation to net loss set forth below, provides a more complete understanding of our business than could be obtained absent this disclosure. We use EBITDA and Adjusted EBITDA, together with financial measures prepared in accordance with GAAP, such as sales, gross profit margins, and cash flow from operations, to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, to enhance our understanding of our operating performance and to compare our performance to that of our peers and competitors.

Adjusted EBITDA is further utilized for our covenant requirements under our credit agreement, and additionally as an important component of internal budgeting and setting management compensation.

EBITDA and Adjusted EBITDA are presented here because we believe they are useful to investors in assessing the operating performance of our business without the effect of non-cash items, and other items as detailed below.

EBITDA and Adjusted EBITDA should not be considered in isolation or as alternatives to net loss, income from operations or any other measure of financial performance calculated and prescribed in accordance with GAAP. Neither EBITDA nor Adjusted EBITDA should be considered a measure of discretionary cash available to us to invest in the growth of our business. Our Adjusted EBITDA may not be comparable to similarly titled measures in other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by the expenses that are excluded from that term or by unusual or non-recurring items. We recognize that both EBITDA and Adjusted EBITDA have limitations as analytical financial measures. For example, neither EBITDA nor Adjusted EBITDA reflects:

•	our capital expenditures or future requirements for capital expenditures;

•	the interest expense (including fees on debt guarantee, which we believe are a cost of our financing arrangement and are akin to interest expense), or the cash requirements necessary to service interest expense or principal payments, associated with indebtedness;

•	depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor does EBITDA or Adjusted EBITDA reflect any cash requirements for such replacements; and

•	changes in or cash requirements for our working capital needs.

Additionally, Adjusted EBITDA excludes (i) non-cash stock based compensation expense, which is and will remain a key element of our overall long term incentive compensation package, and (ii) certain costs essential to our sales growth and strategy, including an allowance for marketing expenses for each new store added to our network and uncapitalizable freight costs associated with Freshpet Fridge replacements. Adjusted EBITDA also excludes certain cash charges resulting from matters we consider not to be indicative of our ongoing operations. Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss which is the most directly comparable financial measure presented in accordance with GAAP:

	Year ended December 31,		Six months ended June 30,
	2013	2012	2014	2013
	(Dollars in thousands)
Net loss	$(21,687)	$(18,656)	$(11,409)	$(9,972)
Fees on debt guarantee(a)	5,245	1,895	3,645	2,034
Depreciation & amortization	5,945	4,728	3,124	1,912
Interest expense	3,492	1,638	2,033	1,540
Income tax expense	31	32	16	16

EBITDA	(6,974)	(10,363)	(2,591)	(4,470)

Loss on disposal of equipment	503	333	71	24
Launch expense(b)	3,305	2,815	2,334	1,678
New plant start up expenses and processing(c)	1,996		113	436
Share based compensation(d)	978	1,119	486	490

Adjusted EBITDA	$(192)	$(6,096)	$413	$(1,842)

(a)	Represents fees paid to certain stockholders for acting as guarantors for a portion of our payment obligations under the $62.5 Million Revolver. Pursuant to a Fee and Reimbursement Agreement, the Company is obligated to pay each guarantor a contingent fee equal to 10% per annum of the amount each guarantor committed to guarantee. Payments will be made in the form of newly issued shares of Series C Preferred Stock. We plan to use a portion of the proceeds from the Debt Refinancing and this offering to repay the borrowings under the $62.5 Million Revolver, relieving us of future fees on debt guarantee except for changes in fair market value. In addition, prior to the closing of this offering, outstanding guarantee fees will be converted into Series C Preferred Stock, which will be converted into common stock. See our consolidated financial statements and the notes thereto included elsewhere in this prospectus for additional information.
(b)	Represents new store marketing allowance of $1,000 for each store added to our distribution network as well as the uncapitalized freight costs associated with Freshpet Fridge replacements. The expense enhances the overall marketing spend to support our growing distribution network.
(c)	Represents additional operating costs incurred in 2013 and in the first quarter of 2014 in connection with the opening of our new primary manufacturing facility in Bethlehem, Pennsylvania, which was completed in the fourth quarter of 2013.
(d)	Represents non-cash stock based compensation expense.

(4)	The pro forma balance sheet data gives effect to the Guarantee Fee Conversion of $10.8 million, the Preferred C Stock Conversion of $81.5 million and the Stock Split.
(5)

The pro forma as adjusted balance sheet data gives effect to the pro forma adjustments set forth above and (i) the sale of shares of common stock by us in this offering at an assumed initial public offering price of $13.00 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us, totaling net proceeds of $122.9 million, (ii) the debt refinancing to be completed in connection with the closing of this offering (the “Debt Refinancing”) (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Refinancing” for more information about the planned Debt Refinancing), pay down of our $20.0 Million Revolver, $62.5 Million Revolver, the Stockholder Note, the Convertible Notes and $0.8 million of accrued interest, (iii) the Preferred B Stock

Redemption of $33.1 million, (iv) reversal of deferred offering cost and accrued expenses of $1.1 million, and (v) write down of capitalized debt fees of $0.8 million. In addition, on September 4, 2014 we increased our $20.0 Million Revolver to $22.0 million and drew the additional $2.0 million of available capacity on this facility. Prior to the closing of this offering, we expect to further increase the $20.0 Million Revolver by an additional $5.0 million and draw the additional $5.0 million of available capacity. For additional details, see “Use of Proceeds.”
(6)	Represents our currents assets minus current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the “Selected Consolidated Historical Financial and Other Data” and our audited and unaudited consolidated financial statements and the related notes thereto, included elsewhere in this prospectus.

In addition to historical information, this discussion and analysis contains forward-looking statements based on current expectations that involve risks, uncertainties and assumptions, such as our plans, objectives, expectations, and intentions set forth under the sections entitled “Risk Factors” and “Forward-Looking Statements.” Our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We started Freshpet with a single-minded mission to bring the power of real, fresh food to our dogs and cats. We were inspired by the rapidly growing view among pet owners that their dogs and cats are a part of their family, leading them to demand healthier pet food choices. Over the last eight years, we have created a comprehensive business model to deliver wholesome pet food that “pet parents” can trust, and in the process we believe we have become one of the fastest growing pet food companies in North America. Our business model is difficult for others to replicate and we see significant opportunity for future growth by leveraging the unique elements of our business, including our brand, our product know-how, our Freshpet Kitchens, our refrigerated distribution, our Freshpet Fridge and our culture.

Components of our Operating Results

Net Sales

Our net sales are derived from the sale of pet food to our customers, who purchase either directly from us or through third party distributors. Our products are sold to consumers through a fast-growing network of company-owned branded refrigerators, known as Freshpet Fridges, located in our customers’ stores. We continue to roll out Freshpet Fridges across leading retailers across North America and have installed Freshpet Fridges in over 12,500 retail stores as of June 30, 2014. All of our products are sold under the Freshpet brand name, with ingredients, packaging and labeling customized by class of retail. Sales are recorded net of discounts, slotting, returns and promotional allowances.

Our net sales growth is driven by the following key factors:

•	Increased penetration of Freshpet Fridge locations in major classes of retail, including grocery, mass, club, pet specialty and natural. The impact of new Freshpet Fridge installations on our net sales varies by retail class and depends on numerous factors including store traffic, refrigerator size, placement within the store, and proximity to other stores that carry our products.

•	Increasing sales velocity from the average Freshpet Fridge due to increasing awareness, trial and adoption of Freshpet products. Our investments in marketing and advertising help to drive awareness and trial at each point of sale.

•	Continued innovation and new product introductions. New products introduced since 2011 represented 31% of our net sales in 2013. From time to time, we review our product line and may remove products that are not meeting sales or profitability goals.

•	Consumer trends including growing pet ownership, pet humanization and a focus on health and wellness.

We believe that as a result of the above key factors, we will continue to penetrate the pet food marketplace and increase our share of the pet food category.

Gross Profit

Our gross profit is net of costs of goods sold, which include the costs of product manufacturing, product ingredients, packaging materials and inbound freight. The construction of our scalable manufacturing facility in Bethlehem, Pennsylvania was completed in November 2013, essentially replacing our Quakertown, Pennsylvania facility, and has significantly improved our production efficiency. Growing capacity utilization of our new facility will allow us to leverage fixed costs and thereby expand our gross profit margins.

Our gross profit margins are impacted by the cost of ingredients and packaging materials. We expect to mitigate any adverse movement in input costs through a combination of cost management and price increases. A 10% increase in our overall cost of ingredients without an offsetting increase in our pricing would affect our gross profit margins by approximately 2.5%. We implemented modest price increases in 2011 and 2012 that offset increased ingredient costs and did not perceive a decline in demand.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of the following:

Outbound freight.    Outbound freight from our Freshpet Kitchens is managed by a national third-party refrigerated and frozen human food manufacturer that delivers our product to grocery retailers in the United States. Additionally, we sell through third-party distributors for the mass, club, pet specialty and natural classes in the United States and Canada. As our sales volume increases, we expect our outbound freight costs to decrease as a percentage of net sales as we achieve benefits of scale.

Marketing & advertising.    Our marketing and advertising expenses primarily consist of national television media, digital marketing, social media, and grass roots marketing to drive brand awareness. These expenses may vary from quarter to quarter depending on the timing of our marketing and advertising campaigns. We expect our marketing & advertising costs to decrease as a percentage of net sales as we leverage national advertising spend across a growing network of Freshpet Fridges.

Freshpet Fridge operating costs.    Freshpet Fridge operating costs consist of repair costs, installation fees to third-party service providers, and depreciation. The purchase and installation costs for new Freshpet Fridges are capitalized and depreciated over the estimated useful life. All new refrigerators are covered by a manufacturer warranty for one to three years. We subsequently incur maintenance and freight costs for repairs and refurbishments handled by third-party service providers.

Research & development.    Research and development costs consist of expenses to develop and test new products.

Brokerage.    We utilize third-party brokers to assist with monitoring our Freshpet Fridges at the point-of-sale as well as representing us at headquarters for various customers. These brokers visit our retail customers’ store locations and ensure items are stocked, maintain Freshpet Fridge appearance, and replace missing price tags.

Other general & administrative costs.    Other general and administrative costs include non-plant personnel salaries and benefits, as well as corporate general & administrative costs. After this offering, we expect to incur incremental annual costs of approximately $1.5 million to $2.0 million per year related to operating as a public company.

Selling, general and administrative costs as a percentage of net sales have decreased from 81.3% in 2012 to 62.7% in 2013, and from 69.1% in the six months ended June 30, 2013 to 62.9% in the six months ended June 30, 2014. We expect our selling, general, and administrative expenses to decrease as a percentage of net sales as we continue to expand our distribution footprint and grow our net sales.

Fees on Debt Guarantee

In connection with the $62.5 Million Revolver, we entered into a Fee and Reimbursement Agreement with certain stockholders who are also guarantors of the note. That agreement stipulates that we will pay each guarantor a contingent fee of 10% per annum of the amount each guarantor has committed to guarantee. The fees on debt guarantee recognized each period is a function of the outstanding note payable and the fair value of the underlying guarantee. The fees on debt guarantee liability will ultimately be settled in the form of shares of our Series C Preferred Stock at a price of $5.25 per share. We plan to use a portion of the proceeds from the Debt Refinancing and this offering to repay the borrowings under the $62.5 Million Revolver, relieving us of future fees on the debt guarantee except for changes in fair market value. In addition, prior to the closing of this offering, outstanding guarantee fees will be converted into Series C Preferred Stock, which will be converted into common stock.

Income Taxes

We had federal net operating loss (“NOL”) carry forwards of approximately $132 million at December 31, 2013, which expire between 2025 and 2033. We may be subject to certain limitations in our annual utilization of net operating loss carry forwards to off-set future taxable income pursuant to Section 382 of the Internal Revenue Code, which could result in NOLs expiring unused. At December 31, 2013, we had approximately $124 million of State of New Jersey NOLs, which expire between 2014 and 2033. At December 31, 2013, we had a full valuation allowance against our deferred tax assets as the realization of such assets was not considered more likely than not.

Results of Operations

	Twelve months ended December 31,				Six months ended June 30,
	2013		2012		2014		2013
	Amount	Percent of Net Sales	Amount	Percent of Net Sales	Amount	Percent of Net Sales	Amount	Percent of Net Sales
	(Dollars in thousands)
Consolidated Statements of Operations Data
Net sales	$63,151	100%	$43,519	100%	$39,736	100%	$28,732	100%
Cost of goods sold	35,958	57	22,881	53	20,370	51	15,234	53

Gross profit	27,193	43	20,638	47	19,366	49	13,497	47
Selling, general and administrative expenses	39,574	63	35,385	81	24,996	63	19,851	69

Loss from operations	(12,381)	(20)	(14,747)	(34)	(5,630)	(14)	(6,353)	(22)
Other expenses:
Other expenses	(538)	(1)	(344)	(1)	(85)	(0)	(29)	(0)
Fees on debt guarantee	(5,245)	(8)	(1,895)	(4)	(3,645)	(9)	(2,034)	(7)
Interest expense	(3,492)	(6)	(1,638)	(4)	(2,033)	(5)	(1,540)	(5)

Loss before income taxes	(21,656)	(34)	(18,624)	(43)	(11,393)	(29)	(9,956)	(35)
Income tax expense	(31)	(0)	(32)	(0)	(16)	(0)	(16)	(0)

Net loss	$(21,687)	(34)%	$(18,656)	(43)%	$(11,409)	(29)%	$(9,972)	(35)%

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Net Sales

The following table sets forth net sales by class of retail:

	Six Month ended June 30,
	2014		2013
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
Grocery and Mass (1)	$29,851,193	75%	$22,474,475	78%
Pet Specialty, Natural, and Other (2)	9,885,042	25%	6,257,076	22%

Net Sales	$39,736,235	100%	$28,731,551	100%

(1)	Includes club retail class
(2)	Other sales represent less than 1% of net sales

Net sales increased $11.0 million, or 38%, to $39.7 million for the six months ended June 30, 2014, as compared to the same period in the prior year. This increase was primarily driven by the growth in Freshpet Fridges store locations, which grew by 28% from 9,801 as of June 30, 2013 to 12,593 as of June 30, 2014. We also experienced velocity gains in Grocery and Mass as well as Pet specialty, Natural and Other channels, along with a 3% increase due to product mix.

Gross Profit

Gross profit increased $5.9 million, or 43%, to $19.4 million for the six months ended June 30, 2014 as compared to the same period in the prior year. This increase was primarily driven by higher net sales and lower manufacturing costs per pound due to the completion of our new Freshpet Kitchens in Bethlehem, Pennsylvania in the fourth quarter of 2013. The increase was partially offset by higher depreciation of approximately $1.0 million related to the new manufacturing facility. As a result, gross profit margins increased to 49% for the six months ended June 30, 2014 compared to 47% in the same period of the prior year. We expect our gross profit margins to continue to increase as we realize efficiencies of scale with growing net sales.

Selling, General & Administrative Expenses

Selling, general and administrative expenses increased $5.1 million, or 26%, to $25.0 million for the six months ended June 30, 2014 as compared to the same period in the prior year. Key components of the dollar increase include $1.0 million of incremental outbound freight costs on increased volume sold, $2.6 million of additional marketing expenses to drive brand awareness, and $1.5 million of additional operating expenses attributable to new hires, retail brokerage, and Freshpet Fridge depreciation and maintenance. As a percentage of net sales, selling, general and administrative expenses decreased from 69% for the period ended June 30, 2013 to 63% for the period ended June 30, 2014.

Loss from Operations

Loss from operations decreased $0.7 million, or 11%, to $5.6 million for the six months ended June 30, 2014 as compared to the same period in the prior year as a result of the factors mentioned above. Loss from operations was 14% of net sales for the six months ended June 30, 2014, as compared to loss from operations of 22% of net sales for the same period in the prior year.

Fees on Debt Guarantee

Fees on debt guarantee increased $1.6 million, or 79%, to $3.6 million for the six months ended June 30, 2014 as compared to the same period in the prior year due to the increase in the amount of guaranteed debt outstanding of $62.5 million from $50.0 million in June 2013, coupled with the change in the fair value of the fees on debt guarantee.

Interest Expense

Interest expense increased $0.5 million, or 32%, to $2.0 million for the six months ended June 30, 2014 as compared to the same period in the prior year due to an increase in borrowings used to support increased working capital and capital needs to manage growth.

Net Loss

Net loss increased $1.4 million, or 14%, to $11.4 million for the six months ended June 30, 2014 as compared to the same period in the prior year. Net loss was 29% of net sales for the six months ended June 30, 2014 as compared to a net loss of 35% of net sales for the same period in the prior year.

Twelve Months Ended December 31, 2013 Compared to the Twelve Months Ended December 31, 2012

Net Sales

The following table sets forth net sales by class of retail:

	Twelve months ended December 31,
	2013		2012
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
Grocery and Mass (1)	$49,731,873	79%	$33,985,199	78%
Pet Specialty, Natural, and Other (2)	13,418,903	21%	9,534,262	22%

Net Sales	$63,150,776	100%	$43,519,461	100%

(1)	Includes club retail class
(2)	Other sales represent less than 1% of net sales

Net sales increased $19.7 million, or 45%, to $63.2 million for 2013 as compared to the prior year. The number of stores carrying Freshpet products grew from 8,514 stores as of December 31, 2012 to 10,836 as of December 31, 2013, an increase of 27%. We also experienced velocity gains in Grocery and Mass as well as Pet specialty, Natural and Other during 2013, along with a 5% increase in the average selling price during 2013 due to changes in product mix.

Gross Profit

Gross profit increased by $6.5 million, or 32%, to $27.2 million for 2013 as compared to the prior year. The increase was primarily driven by higher net sales, partially offset by higher cost per pound of manufacturing due to duplicate expenditures of $0.9 million, related to duplicate plant personnel and plant overhead during the transition to our new Freshpet Kitchens facility in Bethlehem, Pennsylvania in the last quarter of 2013, as well as incremental outsourced processing costs of $1.1 million to guarantee quality during the transition to the new Freshpet Kitchens. Additionally, during 2013, we incurred a net loss for disposal of non-usable equipment in the amount of $0.8 million, which was charged to costs of goods sold. We expect our gross profit margins to expand as we realize operating leverage with increasing economies of scale of our Freshpet Kitchens.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $4.2 million, or 12%, to $39.6 million for 2013 as compared to the prior year. As a percentage of net sales, selling, general and administrative expenses decreased from 81% for 2012 to 63% for 2013. Key components of the increase in expenses include additional outbound freight costs of $1.7 million due to increased volume sold, higher marketing expenses of $1.4 million and incremental operating expenses of $1.1 million. The increased operating expenses were primarily due to new hires, increased employee benefit costs, higher brokerage with growing sales, and increased refrigerator repairs due to our growing Freshpet Fridge network.

Loss from Operations

Loss from operations decreased $2.4 million, or 16%, to $12.4 million for 2013 as compared to the prior year as a result of the factors discussed above.

Fees on Debt Guarantee

Fees on debt guarantee expense increased $3.3 million, or 177%, to $5.2 million in 2013 as compared to the prior year due to the increase in the amount of guaranteed debt from $40.0 million to $60.0 million in May 2013, a full year of guarantee fees in 2013, plus the change in the fair value of the fees on debt guarantee.

Interest Expense

Interest Expense increased $1.9 million, or 113%, to $3.5 million for 2013 as compared to the prior year due to due to increased borrowings for both working capital and capital expenditures for new refrigerators to support retail expansion and plant improvements.

Net Loss

Net loss increased $3.0 million, or 16%, to $21.7 million for 2013 as compared to the prior year.

	2014
	Q1	Q2
	(Dollars in thousands)
Freshpet Fridge store locations	11,596	12,593
Net sales	$19,350	$20,386
Gross profit	9,293	10,073
Gross profit margins	48.0%	49.4%
Net loss	$(5,142)	$(6,267)

	2013
	Q1	Q2	Q3	Q4
	(Dollars in thousands)
Freshpet Fridge store locations	9,001	9,801	10,269	10,836
Net sales	$13,885	$14,848	$16,698	$17,720
Gross profit	6,598	6,900	7,277	6,418
Gross profit margins	47.5%	46.5%	43.6%	36.2%
Net loss	$(4,719)	$(5,254)	$(6,495)	$(5,219)

	2012
	Q1	Q2	Q3	Q4
	(Dollars in thousands)
Freshpet Fridge store locations	7,190	7,891	8,155	8,514
Net sales	$9,383	$10,537	$11,227	$12,372
Gross profit	4,300	5,005	5,323	6,010
Gross profit margins	45.8%	47.5%	47.4%	48.6%
Net loss	$(4,388)	$(4,179)	$(6,018)	$(4,071)

Liquidity and Capital Resources

Developing our business will require significant capital in the future. To meet our capital needs, we expect to rely on our cash flow from operations, the proceeds from the Debt Refinancing, this offering and other third-party financing. Third-party financing in the future may not, however, be available on terms favorable to us, or at all. Our ability to obtain additional funding will be subject to various factors, including general market conditions, our operating performance, the market’s perception of our growth potential, lender sentiment and our ability to incur additional debt in compliance with other contractual restrictions, such as financial covenants under our debt documents.

Additionally, our ability to make payments on, and to refinance, our indebtedness and to fund planned expenditures for our growth plans will depend on our ability to generate cash in the future. If our business does not achieve the levels of profitability or generate the amount of cash that we anticipate or if we expand faster than anticipated, we may need to seek additional debt or equity financing to operate and expand our business.

We believe that cash and cash equivalents, expected cash flow from operations and planned borrowing capacity are adequate to fund debt service requirements, operating lease obligations, capital expenditures and working capital obligations for the next 16 quarters. However, our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of revenue and cash flow from operations and our ability to manage costs and working capital successfully. Additionally, our cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may seek alternative financing, such as selling additional debt or equity securities, and we cannot assure you that we will be able to do so on favorable terms, if at all. Moreover, if we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity or convertible debt securities, existing stockholders may experience dilution, and such new securities could have rights senior to those of our common stock. These factors may make the timing, amount, terms and conditions of additional financings unattractive. Our inability to raise capital could impede our growth or otherwise require us to forego growth opportunities and could materially adversely affect our business, financial condition and results of operations.

	December 31,		June 30,
	2013	2012	2014	2013
	(Dollars in thousands)
Cash & Equivalents	$2,445	$1,633	$1,924	$1,018
Accounts Receivable, net	3,498	2,778	5,372	3,374
Inventory	5,512	3,824	5,753	4,478
Prepaid Expense and Other	174	144	1,289	133
Accounts Payable	6,287	9,206	9,966	7,472
Accrued Expenses	1,907	2,284	3,193	4,887

Working Capital	$3,435	$(3,111)	$1,179	$(3,355)

Working Capital consists of current assets net of current liabilities.

The increase in working capital for 2013 compared to 2012 is primarily due to increased cash as a result of equity funding received in November 2013, increased accounts receivable due to higher net sales, increased inventory due to a higher net sales run-rate and a decrease in accounts payable. Additionally, we had lower accrued expenses due primarily to reduced incentive compensation.

The increase in working capital for June 30, 2014 compared to June 30, 2013 is primarily due to increased cash as a result of less cash used in operating activities, increased accounts receivable due to higher net sales, increased inventory due to a higher net sales run-rate. Additionally, we had lower net current liabilities due to timing of payments.

Our primary cash needs are for ingredients, purchases and operating expenses, marketing expenses and capital expenditures to procure Freshpet Fridges and expand and improve our manufacturing plant to support our net sales growth.

We normally carry 3 to 4 weeks of finished goods inventory. The average duration of our accounts receivable is approximately 3 weeks.

To date, our funding has consisted primarily of debt borrowings and private placements of capital stock. At December 31, 2013, our bank debt was $75.0 million. In the first six months of 2014, we raised $6.6 million through the sale of preferred stock while also securing an additional $7.5 million of bank debt.

The following table sets forth, for the periods indicated, our beginning balance of cash, net cash flows provided by (used in) operating, investing and financing activities and our ending balance of cash.

	December 31,		June 30,
	2013	2012	2014	2013
	(Dollars in thousands)
Cash at the beginning of period	$1,633	$2,892	$2,445	$1,633
Net cash provided by (used in) operating activities	(11,241)	(8,716)	(4,445)	(4,912)
Net cash provided by (used in) investing activities	(24,643)	(26,306)	(10,127)	(17,703)
Net cash flow from financing activities	36,696	33,763	14,051	22,000

Cash at end of period	$2,445	$1,633	$1,924	$1,018

Net Cash used in Operating Activities.

Cash used in operating activities consists primarily of net income adjusted for certain non-cash items (provision for loss on receivables, loss on disposal of equipment, fees on debt guarantee, depreciation and amortization, share based compensation, and issuance of common stock options for service).

For the six months ended June 30, 2014, net cash used in operating activities was $4.5 million, which consisted of a net loss of $11.4 million, partially offset by $7.5 million of non-cash items and $0.6 million decrease related to changes in operating assets and liabilities. The change in operating assets and liabilities primarily consisted of an increase in accounts receivable of $2.1 million and an increase of prepaid expenses and other current assets of $1.1 million, partially offset by a decrease of $2.8 million of accounts payable and accrued expenses. The increase in accounts receivable is primarily due to growth in net sales.

For the six months ended June 30, 2013, net cash used for operating activities was $5.0 million and consisted of a net loss of $10.0 million, partially offset by $4.5 million of non-cash items and an increase of $0.5 million related to changes in operating assets and liabilities. The changes in operating assets and liabilities was due to the increase of net payables and accrued expense of $1.9 million being greater than the increase of inventories and accounts receivable by $0.6 million. The increase in accounts receivable and increase in inventory is primarily due to growth of net sales.

For 2013, net cash used in operating activities was $11.2 million and consisted of net loss of $21.7 million, partially offset by $13.3 million net non-cash items and $2.8 million of increases due to changes in operating assets and liabilities. The changes in operating assets and liabilities consisted primarily of increases in accounts receivable of $0.9 million, an increase in inventories of $1.8 million, an increase in prepaid and other assets of $0.2 million, partially offset by an increase in payables and accrued expenses of $0.1 million. The increases in accounts receivable and inventory are primarily due to 45% growth of net sales compared to 2012.

For 2012, net cash used in operating activities was $8.7 million and consisted of net loss of $18.7 million, partially offset by net non-cash expenses of $8.2 million and a $1.8 million increase related to changes in operating assets and liabilities. Changes in operating assets and liabilities consisted primarily of increases in accounts receivable of $1.6 million, an increase in inventories of $0.8 million, an increase in prepaid and other assets of $0.1 million, partially offset by an increase in payables and accrued expenses of $4.2 million. The increases in accounts receivable and inventory are primarily due to 71% growth of net sales compared to 2011. The increase in payables was due to timing of payments for capital and other operating expenses. The increase in accrued expenses was primarily due to increased incentive compensation.

Net Cash Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2014 and for the six months ended June 30, 2013 relates primarily to capital expenditures. Net cash used in investing activities was $10.0 million and $17.6 million for the respective periods. The capital spending during 2013 was primarily related to the purchase of various plant equipment for the new Freshpet Kitchens in Bethlehem, Pennsylvania, which was $11.0 million. Included in both periods is the capitalized acquisition cost of Freshpet Fridges and other equipment, which was $7.6 million in 2014 and $6.6 million in 2013.

Net cash used in investing activities for 2013 and 2012 relates primarily to capital expenditures. Net cash used in investing activities was $24.6 million and $26.3 million for 2013 and 2012, respectively. The capital spending was primarily related to the purchase of various plant equipment for the new Freshpet Kitchens in Bethlehem, Pennsylvania, which was $13.0 million and $13.3 million for 2013 and 2012, respectively. Included in both periods is the capitalized acquisition cost of Freshpet Fridges and other equipment, which was $11.7 million in 2013 and $13.1 million in 2012.

Net Cash from Financing Activities

Net cash from financing activities was $14.1 million for the six months ended June 30, 2014 and $22.0 million for the six months ended June 30, 2013. The net cash from financing activities for the six months ended June 30, 2014 related to $6.6 million of proceeds from the issuance of our preferred stock and $7.5 million related to increased borrowing of notes payable. The net cash from financing activities for the six months ended June 30, 2013 was attributable to increases in notes payable.

Net cash from financing activities was $36.7 million for 2013 and $33.8 million for 2012. The funds received were primarily due to an increase in bank debt borrowings of $32.0 million during 2013 and $33.0 million during 2012, as well as proceeds from the issuance of our preferred stock of $5.0 million during 2013 and $1.1 million during 2012.

Indebtedness

We have a $20.0 million revolving note payable (the “$20.0 Million Revolver”) with a maturity date of October 31, 2015 with City National Bank. The $20.0 Million Revolver bears interest at either a LIBOR Rate plus 8% margin or a Base Rate plus 6%, depending on our election. The loan is collateralized by substantially all of our assets. The loan agreement provides for the maintenance of various financial covenants. We are currently in compliance with these requirements. Borrowings under the $20.0 Million Revolver totaled $15.0 million at December 31, 2013 and 2012. The recorded carrying values of our debt balances approximate fair value given our debt is at variable rates tied to market indicators or is short-term in nature. In addition, on September 4, 2014 we increased our $20.0 Million Revolver to $22.0 million and drew the additional $2.0 million of available capacity on this facility (the “$2 Million Draw”). Prior to the closing of this offering, we expect to further increase the $20.0 Million Revolver by an additional $5.0 million and draw the additional $5.0 million of available capacity (the “$5 Million Draw”). The $2 Million Draw matures on April 30, 2015 and has the same interest rate as our $20.0 Million Revolver. We also expect the $5 Million Draw to mature on April 30, 2015 and to have the same interest rate as our $20.0 Million Revolver.

We entered into a $62.5 million revolving note payable (the “$62.5 Million Revolver”) with a maturity date of May 1, 2016 with OneWest Bank. Subject to certain conditions, the maturity date may be extended until May 1, 2017 upon delivery of legal opinions stating that a major stockholder has the right to call capital up through May 1, 2017. The $62.5 Million Revolver bears interest at either a LIBOR

Rate (LIBOR Adjusted Rate plus 3.25%) or a Base Rate (Base Rate plus 2.25%). Monthly, LIBOR Rate loans are payable at the end of the selected interest rate. The $62.5 Million Revolver is subordinated to the $20.0 Million Revolver except with respect to a first mortgage on the Bethlehem, Pennsylvania property. The $62.5 Million Revolver agreement provides for the maintenance of certain financial covenants. We are currently in compliance with these requirements. Borrowings on the $62.5 Million Revolver totaled $60 million at December 31, 2013 and $28 million at December 31, 2012. We refer to the $20.0 Million Revolver and the $62.5 Million Revolver as our “Revolving Note Payable.”

In connection with the $62.5 Million Revolver, we entered into a Fee and Reimbursement Agreement with certain stockholders who are also guarantors of the note.

Our indebtedness includes $1.5 million of notes issued to certain stockholders (the “Stockholder Note”). The Stockholder Note accrues interest compounded annually at a rate of 10%. The Stockholder Note and all accrued interest are due on December 23, 2020.

For every $16.39 that was borrowed in connection with the Stockholder Note, one share of common stock was issued to the lender. The unamortized discount associated with the debt equaled $387,688 and $443,072 at December 31, 2013 and 2012, respectively. The amortization expense of $55,384 is recorded within interest expense in the statement of operations and comprehensive loss. The accrued interest totaled $667,109 and $470,145 at December 31, 2013 and 2012, respectively.

Our indebtedness also includes $2.0 million in aggregate principal amount of convertible notes issued on October 23, 2014 to certain stockholders (the “Convertible Notes”), which, beginning on December 7, 2014, accrue interest at a rate of 15%, compounded annually and added to the principal amount of the Convertible Notes. The Convertible Notes were issued at 98% of par and are convertible, at the option of the holder, into Series C Preferred Stock, at a price of $5.25 per share, at any time after December 31, 2014 if the Convertible Notes remain outstanding. The Convertible Notes mature on November 1, 2017.

Debt Refinancing

In connection with the completion of this offering, we intend to enter into senior secured credit facilities with City National Bank (the “Debt Refinancing”) comprising a 5-year $18.0 million term facility (the “Term Facility”), a 3-year $10.0 million revolving facility (the “Revolving Facility”) and a $12.0 million additional term loan commitment earmarked primarily for capital expenditures (the “Capex Commitments” and together with the Term Facility and Revolving Facility, the “Credit Facilities” and such loan agreement, the “Loan Agreement”). Any drawn Capex Commitments (the “Capex Loans”) will mature on the fifth anniversary of the execution of the Loan Agreement. Any undrawn Capex Commitments will expire on the second anniversary of the execution of the agreement. Under the terms of the Loan Agreement, the commitments for the Revolving Facility may be increased up to $20.0 million subject to certain conditions.

We intend to use a portion of the net proceeds from the Debt Refinancing and this offering to repay our Existing Indebtedness. For additional information, see “Use of Proceeds.”

Borrowings under the Credit Facilities will bear interest at variable rates depending on our election, either at a base rate or at LIBOR, in each case, plus an applicable margin. The initial applicable margin will be 3.75% for base rate loans and 4.75% for LIBOR loans. Thereafter, subject to our leverage ratio, the applicable base rate margin will vary from 2.75% and 3.75% and the applicable LIBOR rate margin will vary from 3.75% and 4.75%. In addition, we will also be required to pay customary fees and expenses for the Credit Facilities.

The Credit Facilities will be secured by substantially all of our assets. The Loan Agreement will provide for the maintenance of various covenants, including financial covenants. The Loan Agreement will include events of default that are usual for facilities and transactions of this type.

Warrants

In connection with a loan transaction with City National Bank, and in consideration thereof, the Company issued to City National Bank a warrant to purchase up to an aggregate of 61,117 shares of the Company’s common stock at a purchase price of $6.28 per share. In the event the Company issues additional equity instruments at a purchase price or exercise price lower than the warrant exercise price, the exercise price will be adjusted. The warrant was recorded as a liability with adjustments to fair value recorded in the statement of operations. This warrant is exercised upon surrender to the Company, on a net basis, such that, without the exchange of any funds, such holder purchases that number of shares otherwise issuable upon exercise of its warrant less that number of shares having a current market price at the time of exercise equal to the aggregate exercise price that would otherwise have been paid by such holder upon the exercise of the warrant. This warrant automatically converts on October 5, 2017 without any action by the holder.

Contractual Obligations and Commitments

The following table sets forth our expected contractual obligations as of December 31, 2013:

	Payments Due by Period
(Dollars in thousands)	Total	Less than 1 Year	Between 1-3 Years	Between 3-5 Years	More than 5 Years
Long-term debt obligations(1)	$79,213,642	$—	$75,000,000	$—	$4,213,642
Operating lease obligations	235,957	222,853	13,104	—	—

Total	$79,449,599	$222,853	$75,013,104	$—	$4,213,642

(1)	The $79,213,642 includes total debt outstanding as of December 31, 2013 comprised of $1,112,312, $15,000,000 and $60,000,000 relating to the Stockholder Note, the $20 Million Revolver and the $62.5 Million Revolver, respectively. The remaining $3,101,330 is comprised of the unamortized discount on the Stockholder Note, the accrued interest on the Stockholder Note as of December 31, 2013, and future accrued interest on the Stockholder Note. The Stockholder Note matures on December 23, 2020.

Segment

We have determined we operate in one segment: the manufacturing, marketing, and distribution of pet food and pet treats for dogs and cats.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements or any holdings in variable interest entities.

Critical Accounting Policies

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the revenue and expenses incurred during the reported periods. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in the notes to our financial statements appearing in this prospectus, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of net sales and expenses during the reporting period.

We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies related to the more significant areas involving management’s judgments and estimates. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. Actual results, as determined at a later date, could differ from those estimates. To the extent that there are differences between our estimate and the actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

The following critical accounting policies reflect significant judgments and estimates used in preparation of our consolidated financial statements:

Property, Plant and Equipment—Property, plant and equipment are recorded at cost. We provide for depreciation on the straight-line method by charges to income at rates based upon estimated recovery periods of 7 years for furniture and office equipment, 5 years for automotive equipment, 3 – 9 years for refrigeration equipment, 5 – 10 years for machinery and equipment, and 15 – 39 years for building and improvements. Capitalized cost includes the costs incurred to bring the property, plant and equipment to the condition and location necessary for its intended use, which includes any necessary delivery, electrical and installation cost for equipment. Maintenance and repairs that do not extend the useful life of the assets over two years are charged to expense as incurred. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated useful lives on the straight-line method (without consideration of option renewal terms).

We evaluate all long-lived assets for impairment. Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Management must exercise judgment in assessing whether or not circumstances require a formal evaluation of the recoverability of our long-lived assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future net cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Recoverability of assets held for sale is measured by a comparison of the carrying amount of an asset or asset group to their fair value less estimated costs to sell. Estimating future cash flows and calculating fair value of assets requires significant estimates and assumptions by management. These estimates involve inherent uncertainties, and the measurement of the recoverability of the cost of a potentially impaired asset is dependent on the accuracy of the assumptions used in making the estimates and how these estimates compare to our future operating performance. If the carrying amount is not fully recoverable, an impairment loss is recognized to reduce the carry amount to fair value, and is charged to expense in the period of impairment.

Income Taxes—We account for income taxes under the asset and liability method in accordance with authoritative guidance for income taxes. We recognize deferred tax assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. We recognize the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date.

At December 31, 2013, we had federal NOL carryforwards of approximately $132.0 million, which expire at various dates between 2025 and 2033. We may be subject to the net operating loss utilization provisions of Section 382 of the Code. The effect of an ownership change would be the imposition of an annual limitation on the use of NOL carryforwards attributable to periods before the change. The amount of the annual limitation depends upon our value immediately before the ownership change, changes to our capital during a specified period prior to the change, and the federal published interest rate. Although we have not undergone a Code Section 382 analysis, if we were to undergo an ownership change it is likely that the utilization of the NOLs will be substantially limited.

A valuation allowance is appropriate when management believes it is more likely than not, the deferred tax asset will not be realized. At December 31, 2013 and 2012, we determined that a valuation allowance of approximately 100% is deemed appropriate.

Revenue Recognition and Incentives—Revenue from product sales is recognized upon shipment to the customers, at which point title and risk of loss is transferred and the selling price is fixed or determinable. This completes the revenue-earning process specifically that an arrangement exists, delivery has occurred, ownership has transferred, the price is fixed and collectability is reasonably assured. A provision for payment discounts and product return allowances, which is estimated based upon our historical performance, management’s experience and current economic trends, is recorded as a reduction of sales in the same period that the revenue is recognized.

Trade incentives, consisting primarily of customer pricing allowances and merchandising funds and consumer coupons are offered through various programs to customers and consumers. Sales are recorded net of estimated trade incentive spending, which is recognized as incurred at the time of sale. Accruals for expected payouts under these programs are included as accrued expense in the consolidated balance sheet. Coupon redemption costs are also recognized as reductions of net sales when the coupons are issued. Estimates of trade promotion expense and coupon redemption costs are based upon programs offered, timing of those offers, estimated redemption/usage rates from historical performance, management’s experience and current economic trends.

Valuation of our Preferred Shares—As of June 30, 2014, we had 112,160 shares of Series B Preferred Stock and 12,485,906 shares of Series C Preferred Stock issued and outstanding, respectively.

Valuation of Series B Preferred Stock

All shares of Series B Preferred Stock were issued in 2006 and 2007. In determining the issue price, we considered the voting, dividend, and liquidation rights of the Series B Preferred Stock. Based on the terms, it was concluded that the fair value of the Series B Preferred Stock was $100 a share. The Series B Preferred Stock is not convertible to common stock.

Valuation of Series C Preferred Stock

The initial tranche of Series C Preferred Stock totaling 9.1 million shares were issued in December 2010 at $5.25 per share to an investor which had no previous investment in the Company. In determining the valuation of the Series C Preferred Stock we considered a separate transaction that occurred during December 2010, in which we repurchased approximately 4.8 million shares of our common stock from an investor at $5.25 a share, which represented approximately 25% of the outstanding common shares immediately before the transaction. Based on the arm’s length transaction and taking into account the various rights and preferences of the equity securities transacted, our Board of Directors deemed the fair value of the Series C Preferred Stock to be $5.25. In reaching this determination, we considered many factors, including (i) the Series C Preferred Stock is convertible into common stock at a rate of 1:1, (ii) the Series C Preferred Stock dividends are only payable in a liquidation or redemption event and are not considered in the conversion into common stock and (iii) the Series C Preferred Stock voting rights are equivalent to the voting rights of the common stock. Accordingly, our Board of Directors believed that the repurchase of our common stock from a third party investor represented a reasonable measure of fair value of our Series C Preferred Stock given the similarities in the terms of the securities.

During the following 13-months, we issued an additional 1.1 million shares of Series C Preferred Stock at $5.25 per share. During that period we did not issue any shares of our common stock. Due to no additional arm’s length transactions during the period, our Board of Directors considered various objective and subjective factors to determine the fair market value of our Series C Preferred Stock, including:

•	the per share price of the December 2010 sale of Series C Preferred Stock and repurchase of common stock;

•	revenue and corresponding expense growth;

•	external market conditions affecting the pet food industry;

•	trends within the pet food industry;

•	our results of operations and financial position; and

•	our stage of business strategy.

Based on the factors above, the Board of Directors determined that the Series C Preferred Stock fair value was unchanged at $5.25.

During November 2013 and February 2014, we issued additional shares of Series C Preferred Stock totaling 1.4 million at a per share price of $5.25. Given the passage of time since our last third party transaction involving our common stock, we engaged a third-party valuation specialist to assist us in determining the value our common stock as of February 6, 2014. The common stock valuation was determined using a weighted average enterprise value employing an income and market approach analysis. The income approach uses valuation techniques to convert future cash flows and earnings to a single present value amount. The market approach used the guideline company method, a valuation technique in which the fair market value is calculated based on market prices realized in actual arm’s length transactions. The technique consists of undertaking a detailed market analysis of publicly traded companies that provides a reasonable basis for comparison to the relative investment characteristics of the subject company. Valuation ratios, which relate market prices to selected financial statistics derived from the guideline companies, are selected and applied to the subject company after consideration of adjustments for financial position, growth, markets, profitability, and other factors. The enterprise value was weighted using 80% income approach and 20% market approach. The Option Pricing Method

(OPM) was then used to allocate enterprise value to each class of equity, taking into account the relative rights and preferences of each class. A discount for lack of marketability of approximately 11% was applied to reach the final valuation of the common stock; because, as we are a private company, there are impediments to liquidity, including lack of publicly available information and the lack of a trading market. The valuation specialist determined the fair value of our common stock at February 6, 2014 was $0.88 per share. The reduction in the fair value of the common stock we experienced from December 31, 2010 to December 31, 2013 was attributable to (i) the dividends recognized on the Preferred Series B and C; (ii) the debt guarantee fees that began in June 2012 and (iii) significant capital expenditures for both Freshpet Fridges and new manufacturing facility in Bethlehem, Pennsylvania.

In addition, during April 2014 we issued additional shares of Series C Preferred Stock totaling 0.8 million at a per share price of $5.25. In assessing whether the April 2014 issuance had a beneficial conversion feature, we noted the new information on hand since the last valuation two months prior on February 6, 2014. Since the last Series C Preferred Stock Valuation, further progress was made towards an initial public offering, or IPO, including interviewing investment banks to underwrite a proposed IPO. We further noted that the first quarter results for 2014 and updated forecast were in line with the forecast that was utilized in the February 6, 2014 valuation report. Based on the updated information on hand, it was noted that there was not enough new information that would increase the valuation of the common stock above the $5.25 grant price of the April 2014 Series C Preferred Stock issuance.

There is no beneficial conversion feature associated with any of the issuance of the Preferred Series C Preferred Stock

Share Based Compensation—We account for all share-based compensation payments issued to employees, directors, and non-employees using a fair value method. Accordingly, share-based compensation expense is measured based on the estimated fair value of the awards on the date of grant, net of forfeitures. We recognize compensation expense for the portion of the award that is ultimately expected to vest over the period during which the recipient renders the required services to us using the straight-line single option method. In accordance with authoritative guidance, we remeasure the fair value of non-employee share-based awards as the awards vest, and recognize the resulting value, if any, as expense during the period the related services are rendered.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

We apply the fair value recognition provisions of ASC Topic 718, Compensation-Stock Compensation, which we refer to as ASC 718. Determining the amount of share-based compensation to be recorded requires us to develop estimates of the fair value of stock options as of their grant date. For service period and performance based options we recognize share-based compensation expense ratably over the requisite service, which is the vesting period of the award. For exit event options we recognize share-based compensation expense upon the occurrence of an exit event as defined in the option grant agreement. Calculating the fair value of share-based awards requires that we make highly subjective assumptions.

As of June 30, 2014, we had 1,082,000 of time-vesting stock options awards outstanding, of which 703,344 were issued prior to 2011 with an exercise price between $6.28 and $8.87 and 634,516 were issued in January 2011 with an exercise price of $7.10. As noted above in the valuation of Series C Preferred Stock, we used a third party transaction to determine the fair value of our common stock in January 2011. Subsequent to January 2011, we issued approximately 9,370 time vesting stock option awards during 2012. No time vesting stock option awards have been issued subsequent to 2012.

Additionally, as of June 30, 2014, we had 1,557,675 of performance vesting and exit event stock option awards outstanding, of which 1,484,088 were issued in January 2011 with an exercise price of $7.10. Subsequent to January 2011, we issued approximately 64,363 performance vesting and exit event stock option awards during 2012, and 16,271 during 2013. No performance vesting stock option awards have been issued subsequent to April 2013.

We use the Black-Scholes option pricing model to value our stock option awards. Use of this valuation methodology requires that we make assumptions as to the volatility of our common stock, the expected term of our stock options, the risk free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. We utilized our historical stock price as an indicator of volatility.

We use the simplified method as prescribed by the Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term of stock option grants to employees as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term of stock options granted to employees. We utilize a dividend yield of zero based on the fact that we have never paid cash dividends and have no current intention to pay cash dividends. The risk-free interest rate used for each grant is based on the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life. The weighted-average assumptions used to estimate the fair value of stock options using the Black-Scholes option pricing model were as follows for the years ended December 31, 2013 and 2012 and for the six months ended June 30, 2014 and 2013:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2012	2014 (1)	2013 (1)
Weighted-average exercise price of options granted	$7.10	$7.10	—	—
Expected volatility	91.2%	86%	—	—
Risk-free interest rate	1.2%	1.7%	—	—
Expected life of options (years)	7	7	—	—

(1)	No options were granted for the six months ended June 30, 2013 and 2014.

We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from our estimates. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest. To the extent that actual forfeitures differ from our estimates, the difference is recorded as a cumulative adjustment in the period the estimates were revised. Through June 30, 2014, actual forfeitures have not been material.

Share-based compensation expense was $1.1 million and $1.0 million for the years ended December 31, 2012 and 2013, respectively, and $0.5 million for the six months ended June 30, 2013 and 2014. As of December 31, 2013, we had $1.0 million of total unrecognized share-based compensation expense, which we expect to recognize over a weighted-average remaining vesting period of approximately three years. Additionally, there is $9.1 million of unrecognized compensation expense related to performance based and exit event option awards that we do not consider probable of vesting and accordingly have not recognized any expense.

If factors change or we employ different assumptions, stock-based compensation expense in future periods may differ significantly from what we have recorded in the past. If there is a difference between the assumptions used in determining stock-based compensation expense and the actual factors that become known over time, we may change the input factors used in determining stock-based compensation expense for future grants. These changes, if any, may materially impact our results of operations in the period such changes are made. We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

Fees on Debt Guarantee—On June 8, 2012, we entered into a Fee and Reimbursement Agreement whereby we and certain investors (the “Guarantors”) entered into agreements to guarantee a portion of our payment obligation with respect to the $62.5 Million Revolver, the Guarantors had determined that the Guarantee was the most advantageous means for protecting or enhancing the value of their existing equity investment and provided the guarantee solely for that purpose. The Guarantors earn a contingent fee equal to 10% per annum of the amount of the outstanding guarantee by such Guarantor pursuant to the credit agreement in the form of newly issued shares of our Series C Preferred Stock, par value $0.001 per share, at a price of $5.25 per share (the “Guarantee Preferred Stock Fee”). The Guarantee Preferred Stock Fee accrues only from and after the date that such Guarantor enters into the guarantee. If at any time a Guarantor’s obligation under the credit agreement or guarantee is terminated, in full or in part, the Guarantee Preferred Stock Fee will continue to accrue only with respect to the amount, if any, of such Guarantor’s remaining commitment under the credit agreement or Guarantee.

We recognized the Guarantee Preferred Stock Fee as a financial instrument and recorded a liability at fair value at time of issuance. The liability is remeasured to its fair value at each reporting period with changes recorded in the consolidated statement of operations and comprehensive loss. The liability will remain recorded until the debt is fully paid and Series C Preferred Stock is issued. We use a third party valuation firm to assist us with determining the fair value of the Guarantee Preferred Stock Fee.

Valuation of Fees on Debt Guarantee

In estimating the retrospective enterprise valuation of the Company at December 31, 2012, it was determined that the Income Approach—Discounted Cash Flow Model (“DCF”) was most reliable given the lack of expectation of a potential Initial Public Offering, potential acquisition, or other significant transaction. In order to allocate the enterprise value an Option Pricing Method (“OPM”) was used to determine an appropriate value for each tranche of equity and the resulting values were applied to each class of equity in order of preference.

In estimating the retrospective enterprise valuation of the Company at December 31, 2013, it was noted that during December 2013 the Company started to have discussions on a potential initial public offering with investment bankers. Based on these initial discussions it was determined that a Market Approach should be utilized in combination with an Income Approach. Based on the preliminary discussions and uncertainty on the possibility of a potential initial public offering, it was decided that the Income Approach—DCF should represent 80% of the enterprise valuation, with the remaining 20% represented by utilizing the Market Approach (utilizing guideline companies). Similar to December 31, 2012, the Option Pricing Method was utilized to allocate the enterprise valuation.

In estimating the retrospective enterprise valuation of the Company at June 30, 2014, it was noted that during the six months ended June 30, 2014 further progress was made towards an IPO, including interviewing investment banks to underwrite a proposed IPO. Based on further discussion, it was determined that in addition to an Income Approach and Market Approach, an approach that incorporated a potential IPO scenario should be utilized. Being that as of June 30, 2014, we had confidentially submitted our first draft registration statement on Form S-1 with the SEC we deemed it appropriate to have 20% of the total enterprise valuation using a potential IPO scenario valuation, with 60% of the enterprise valuation represented by the Income Approach, and the remaining 20% by the Market Approach. Similar to the other valuation dates, the Option Pricing Method was utilized to allocate the enterprise valuation.

As of June 30, 2014, the balance of the liability was approximately $10.8 million.

Fair Value of Financial Instruments—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

•	Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g. quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active). Level 2 includes financial instruments that are valued using models or other valuation methodologies.

•	Level 3—Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets for cash and cash equivalents, other receivables, accounts payable and accrued expenses approximate their fair value based on the short-term maturity of these instruments. The warrant liability is recorded at fair value with changes in fair value reflected in the statement of operations and comprehensive loss. Based on the borrowing rates then available to us for debt with similar terms and consideration of default and credit risk, the carrying value of the long term debt at June 30, 2014 (unaudited) and at December 31, 2013 approximated the fair value.

Basic and Diluted Net Loss Per Share of Common Stock—We compute basic net loss per share of common stock by dividing net loss applicable to common stockholders by the weighted average number of shares of common stock outstanding during the period, excluding the dilutive effects of preferred stock, warrants and stock options. We compute diluted net loss per share of common stock by dividing the net loss applicable to common stockholders by the sum of the weighted average number of shares of common stock outstanding during the period plus the potential dilutive effects of preferred stock and stock options outstanding during the period calculated in accordance with the treasury stock method, but such items are excluded if their effect is anti-dilutive. Because the impact of these items is anti-dilutive during periods of net loss, there was no difference between our basic and diluted net loss per share of common stock for the years ended December 31, 2012 and 2013, and for the six months ended June 30, 2014.

JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an emerging growth company we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our systems of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply until we no longer meet the requirements of being an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the first fiscal year after our annual gross revenue are $1.0 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risk from changes in interest rates on debt and changes in commodity prices. Our exposure to interest rate fluctuations is limited to our outstanding indebtedness under our credit agreements, which bears interest at variable rates. As of June 30, 2014, there was $82.5 million in outstanding borrowings under our Revolving Note Payable. A 1.0% increase or decrease in the effective interest rate applied on these loans would have resulted in a pre-tax interest expense fluctuation of $0.8 million on an annualized basis.

Commodity Price Risk

We purchase certain products that are affected by commodity prices and are, therefore, subject to price volatility caused by weather, market conditions and other factors which are not considered predictable or within our control. In many cases, we believe we will be able to address material commodity cost increases by either increasing prices or reducing operating expenses. However, increases in commodity prices, without adjustments to pricing or reduction to operating expenses, could increase our operating costs as a percentage of our net sales.

Recent Accounting Pronouncements

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,” (“ASU 2014-08”). Under ASU 2014-08, only disposals representing a strategic shift in operations that have a major effect on the Company’s operations and financial results should be presented as discontinued operations. Additionally, ASU

2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The amendments in ASU 2014-08 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. However, ASU 2014-08 should not be applied to a component that is classified as held for sale before the effective date even if the component is disposed of after the effective date. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued. The effects of ASU 2014-08 will depend on any future disposals by the Company.

In May 2014, FASB issued ASU 2014-09 “Revenue from Contracts with Customers” (Topic 606) (“ASU 2014-09”). This comprehensive new revenue recognition standard will supersede existing revenue recognition guidance and is intended to improve and converge revenue recognition and related financial reporting requirements. The standard will require companies to judgmentally examine its customer contracts ensuring all separate performance obligations are properly recognized in compliance with the new guidance. The standard is effective for public entities for annual and interim periods beginning after December 15, 2016 with early adoption prohibited. The Company is assessing whether the adoption of the guidance will have a significant impact on its consolidated financial statements.

BUSINESS

Overview

We started Freshpet with a single-minded mission—to bring the power of real, fresh food to our dogs and cats. We were inspired by the rapidly growing view among pet owners that their dogs and cats are a part of their family, leading them to demand healthier pet food choices. Over the last eight years, we have created a comprehensive business model to deliver wholesome pet food that “pet parents” can trust, and in the process we believe we have become one of the fastest growing pet food companies in North America. Our business model is difficult for others to replicate and we see significant opportunity for future growth by leveraging the unique elements of our business:

Our Brand	We founded the fresh, refrigerated pet food category in North America and our brand transparently communicates our passion and dedication.

Our Product Know-How	Our fresh, refrigerated products are differentiated inside and out from conventional pet food as a result of our proprietary recipes, cooking techniques and packaging developed over the last eight years.

Our Freshpet Kitchens	All of our food is made in the United States, and we own and operate what we believe is North America’s only fresh, refrigerated pet food manufacturing facility, which we call the Freshpet Kitchens, located in Bethlehem, Pennsylvania.

Our Refrigerated Distribution	We are the only pet food company with an established refrigerated supply chain connecting our Freshpet Kitchens to retail stores across North America.

Our Freshpet Fridge	We sell our products through a fast-growing network of company-owned branded refrigerators, known as Freshpet Fridges, installed in over 12,500 retail stores across North America.

Our Culture	We foster a culture of innovation, and we strive to be open, honest and socially responsible in everything we do.

Freshpet is disrupting the $22.5 billion North American pet food industry by driving consumers to reassess conventional dog and cat food offerings that have remained essentially unchanged for decades. We position our brand to benefit from mainstream trends of growing pet humanization and consumer focus on health and wellness. We price our products to be accessible to the average consumer, providing us with broad demographic appeal and allowing us to penetrate multiple classes of retail including grocery, mass, club, pet specialty and natural. We have successfully expanded our network of Freshpet Fridges within leading blue-chip retail chains including Albertsons, BJ’s, Kroger, Petco, PetSmart, Publix, Safeway, Target, Wal-Mart and Whole Foods. The strength of our business model extends to our customers, who we believe find that Freshpet grows their pet category sales, drives higher traffic, increases shopper frequency and delivers category leading margins. As of June 30, 2014, Freshpet Fridges were located in over 12,500 stores, and we believe there is an opportunity to install a Freshpet Fridge in at least 35,000 stores across North America.

Freshpet’s differentiated pet food empowers pet parents to provide positive nutrition and well-being to their pets. Our success is reflected in the growth we have delivered:

•	Our Freshpet Fridge store locations increased from 7,001 in 2011 to 10,836 in 2013, representing a compounded annual growth rate of 24%; and as of June 30, 2014, we had 12,593 installed Freshpet Fridges representing 28% growth over the number as of June 30, 2013.

•	Our net sales increased from $25.4 million in 2011 to $63.2 million in 2013, representing a compounded annual growth rate of 58%; and for the six months ended June 30, 2014, we reported net sales of $39.7 million representing growth of 38% over the six months ended June 30, 2013.

Freshpet Fridge Store Locations	Net Sales ($ millions)

•	Our gross profit margins improved 610 basis points from 42.6% in the year ended December 31, 2011 to 48.7% in the six months ended June 30, 2014.

•	Our net loss from operations decreased from $23.4 million in 2011 to $12.4 million in 2013; and for the six months ended June 30, 2014, we reported net loss of $5.6 million compared with a net loss of $6.4 million in the six months ended June 30, 2013.

•	Our net loss decreased from $24.2 million in 2011 to $21.7 million in 2013; and for the six months ended June 30, 2014, we reported a net loss of $11.4 million compared with a net loss of $10.0 million in the six months ended June 30, 2013.

Our Industry

We compete in the North American dog and cat food market, which had 2013 retail sales of $22.5 billion and has grown at an average compounded annual growth rate of 3.6% from 2007 to 2013, according to Euromonitor. Of the total market, dog food, cat food, and treats & mixers accounted for retail sales of $12.1 billion, $6.8 billion, and $3.5 billion, respectively. The U.S. represented $20.8 billion or over 92% of North American dog and cat food sales. According to the American Pet Products Association, or APPA, U.S. pet food spending is expected to increase by 4.9% in 2014. The pet food market has historically been resilient as consumers continue to spend on their pets even during economic downturns. Within the pet food market, premium and/or natural brands are gaining market share, according to Packaged Facts. According to a 2013 report from Packaged Facts, from 2008 to 2012, natural pet food in the United States grew at a compounded annual growth rate of 18% and is expected to grow at an annual rate of 17% for 2012 to 2017.

We believe the following trends are driving growth in our industry:

Pet ownership.    There are currently 84.6 million pet-owning households in the United States, according to the APPA. The percentage of U.S. households with dogs or cats (or both) has increased from 47.8% in 2006 to 52.3% in 2013. More U.S. households today have pets than have children, which we believe to be a result of demographic shifts and changing attitudes towards pets.

Pet humanization.    According to Packaged Facts, 83% of U.S. pet owners view their pets as members of the family. As pets are increasingly viewed as companions, friends, and family members,

pet owners are being transformed into “pet parents” who spare no expense for their loved ones, driving premiumization across pet categories. This trend is reflected in food purchasing decisions. Nearly 80% of U.S. pet owners are as concerned about the quality of their pet’s food as they are about their own, according to Market researcher Mintel.

Increasing consumer focus on health & wellness.    Consumers are increasingly purchasing fresh, natural, and organic food products. According to Euromonitor, from 2002 to 2013, the U.S. natural and organic food market grew at a compound annual growth rate of 9.8%, compared to the overall U.S. food market’s growth rate of 2.8%. We believe consumers are seeking simple, fresh and easy to understand food products from brands they trust and made with ingredients that are transparently sourced.

The pet food purchasing decision is underpinned by higher brand loyalty than many other consumer packaged goods categories. A consumer selecting a pet food brand resists frequent switching in order to avoid disrupting the pet’s diet, resulting in high repeat purchasing behavior. As a result, we believe that as consumers try fresh, refrigerated pet food, they are likely to become repeat users of the product.

Our Opportunity

Even though long-term consumer trends of pet humanization and health and wellness are well documented, conventional pet food sold as dry kibble or in wet cans has not changed substantially for decades. We believe that the pet food industry has not kept pace with how consumers think about food for their families, including their pets. As a result, consumers are searching for higher quality, less processed food for their dogs and cats—meals that measure up to today’s sensibilities of what actually constitutes “good food.” Freshpet was specifically designed to address this growing need with affordable offerings accessible to the average consumer.

Our Competitive Strengths

We believe that the following strengths differentiate Freshpet and position us to become a leading brand in pet food:

The category defining brand in fresh, refrigerated pet food.    Freshpet is the first and only fresh, refrigerated pet food brand distributed across North America. Our products represent a significant innovation in pet food, and we have developed a brand proposition that pet parents can intuitively trust.

All of our meats and vegetables are sourced in North America, and all our products are made in the United States. We use fresh and simple ingredients, over 70% of which are sourced locally within a 175 mile radius of the Freshpet Kitchens. None of our ingredients are sourced from China. We gently cook these ingredients using proprietary recipes and use no preservatives. Pet parents can easily recognize ingredients in our products as being similar to fresh food they buy for their families. In palatability tests commissioned by us and conducted by third party kennels, dogs chose Freshpet over other leading brands by a wide margin. In addition, according to a study commissioned by us and conducted by a third party researcher, pet parents perceived that Freshpet provides their pets with greater enthusiasm for eating and visible health improvements. By satisfying pet nutritional needs and strong pet parent motivations, we have built a growing base of loyal consumers who we believe have an emotional connection to the Freshpet brand.

Proven, scalable and defensible point-of-sale retail model.    We sell our products through a fast-growing network of company-owned branded refrigerators, or Freshpet Fridges, which are typically four feet wide by seven feet high, and replace standard shelving in the pet aisle or an end-cap of a retail store. We are the only company to have a branded refrigeration fixture, in-aisle electric power and significant exclusive shelf space in the pet department of leading national retail chains. The Freshpet Fridge is a significant competitive advantage as it provides us with a brightly-lit and highly-visible merchandising platform and control over how our brand is presented to consumers at the point of sale. We believe we have developed strong capabilities in the design, sourcing, installation and maintenance of these refrigerators. We believe our Freshpet Fridges generate compelling economics with an average cash-on-cash payback period of less than 15 months, calculated by comparing our total current costs for a refrigerator (including installation and maintenance) to our current margin on net revenues.

We have successfully installed Freshpet Fridges across all major classes of pet retail including grocery, mass, club, pet specialty and natural. Our track record of consistently growing the number of store locations with key customers underscores the success of our point-of-sale model.

Selected Customers	Year Entered	Freshpet Fridge Locations at Launch	Freshpet Fridge Locations as of September 30, 2014
Wal-Mart	2007	51	1,607
Petco	2007	97	1,364
PetSmart	2006	29	1,306
Target	2012	50	1,157
Kroger	2007	185	972
Whole Foods	2012	29	226

The pet category is of strategic importance to many of our customers due to the category size and frequency of purchase. Introducing Freshpet allows customers to offer consumers a new and innovative product that is aligned with consumer trends at an accessible price point for the average shopper. We believe our customers find that Freshpet grows sales of their overall pet category, drives higher traffic, increases shopper frequency and delivers category leading margins. We believe our attractive business proposition to customers will allow us to continue penetrating store locations of existing and new customers.

Difficult to replicate know-how, manufacturing facilities and supply chain.    We built and currently operate what we believe to be the only fresh, refrigerated pet food manufacturing facility in North America. Our facility was designed by us to operate at human-grade food quality and safety standards. Over the last eight years, we have developed proprietary in-house know-how in the areas of recipes, ingredients sourcing, cooking techniques and product packaging. We have established the only refrigerated pet food supply chain in North America, including warehousing, transportation and refrigeration at the point-of-sale. In addition to physical infrastructure, we have cultivated a team of professionals with unique skills in production and delivery of fresh, refrigerated pet food. As a result, our facilities, processes and people represent advantages that would be difficult for others to replicate.

Experienced, committed management team and company culture focused on core values.    We have a deep bench of management talent with a tremendous amount of pet industry experience and significant ownership in Freshpet. The majority of our senior executive team previously worked together to revitalize the Meow Mix brand and successfully sold it in 2006. Our CEO, Richard Thompson, served as CEO of The Meow Mix Company from 2002 to 2006 and previously founded the American Italian Pasta Company. Over time, we have grown this senior team with carefully selected individuals who possess substantial industry experience and share our core values.

Our core values span Pets, People and Planet. We produce the highest quality food for Pets and are active in pet-related charitable giving. We treat our People, including team members and partners, with respect and look to foster their growth alongside our own. We try to be good stewards of the

Planet by using renewable energy and looking to constantly improve the efficiency of our operations. We believe our culture and values allow us to attract a passionate employee base while also helping pet parents connect with the Freshpet brand.

Our Growth Strategies

We intend to continue growing net sales and profitability through the following growth strategies:

Continue to grow awareness, trial and adoption to increase Freshpet’s North American market share.    We believe that Freshpet is in the nascent stages of penetrating the pet food market with our innovative fresh, refrigerated product offering. Our market share is currently less than 1% of the overall $22.5 billion North American pet food market. As of March 2014, less than 20% of U.S. pet food consumers had aided awareness of the Freshpet brand, which provides us a significant opportunity to grow over time.

We deploy a broad set of marketing tools to reach pet parents. We focus our marketing efforts on educating pet parents about the benefits of fresh, refrigerated food. Since 2011, we have strategically utilized national TV advertising to meaningfully drive sales productivity. More recently, our investments in social and digital media have spurred an active online community of enthusiastic pet parents that advocate for our products and drive “grass roots” education efforts about the benefits of fresh, refrigerated pet food to broaden our consumer reach. Freshpet also is active in public relations and event marketing initiatives utilizing our Freshpet food truck. In addition, our Freshpet Fridges serve as local brand ambassadors to introduce consumers to our brand in over 12,500 retail locations.

As a result of our marketing investments, consumer trial of Freshpet products has tripled from 2010 to 2013, and repeat purchase rates also increased significantly. In many retail accounts where Freshpet has been available for five years or more, we have achieved between 6% - 10% market share of dry and wet dog food sales. We believe that with growing awareness and availability of Freshpet, we have expansive runway to grow trial, adoption and market share.

Continue to grow points of distribution by installing new Freshpet Fridges.    We believe there is a significant opportunity to continue to grow our network of Freshpet Fridges by expanding within the store base of existing and new customers. We grew the number of Freshpet Fridge store locations by a compounded annual rate of 24% between 2011 and 2013. We operate Freshpet Fridges in more than 12,500 stores in North America, and we estimate that there is an opportunity to install a Freshpet Fridge in at least 35,000 retail locations across North America. Within our current footprint we believe we have the opportunity to double our store count at existing customers alone.

Over the next three years, we plan to install over 6,000 Freshpet Fridges in new retail locations. We have developed organizational resources and a national network of service providers to enable us to achieve this goal. We expect continued demand for our Freshpet Fridges driven by the strong business proposition and attractive margins that we deliver to customers.

Continue to deliver innovation in pet food and expand our product offerings.    As the first and only manufacturer of fresh, refrigerated pet food distributed across North America, product innovation is core to our business. We are continually working to develop new products that address a variety of consumer trends and preferences. Our innovations are designed to remain true to our founding mission—simple, fresh, good food—while expanding our base of consumers and usage occasions. For example, our Roasted Meals products mirror product trends in human food, and our Dog Joy Turkey Bacon treats offer an indulgent treat outside of regular meals. In 2013, new product introductions since 2011 represented 31% of our net sales.

We have a strong innovation pipeline, including entirely new product platforms, that expand the breadth of our fresh offerings. We also see significant opportunity to expand into pet categories where we are underpenetrated. Over 93% of our 2013 net sales were derived from dog food, a segment that represents 52% of overall U.S. pet food retail sales. Other segments of pet food, including cat food and pet treats, represent compelling growth opportunities to expand our base of users and usage occasions. We expect that new product introductions will continue to meaningfully drive growth going forward.

Continue to enhance our operating margins.    We intend to enhance our operating margins through efficiencies of scale as we grow our net sales ahead of costs. We have made significant investments in management, manufacturing capacity, information systems and other infrastructure to enable us to pursue our growth. The Freshpet Kitchens currently operate with capacity utilization of approximately 50%, and we can double our production capacity through investments in expanding our existing site as our sales volumes grow.

From 2011 through the second quarter of 2014, we expanded our gross profit margins by approximately 610 basis points from 42.6% to 48.7% as a result of leveraging higher sales and cost efficiencies achieved from the new Freshpet Kitchens opened in the second half of 2013. We expect that gross profit margins improvement and operating leverage from SG&A costs will be a significant driver of earnings growth going forward.

Our Mission and Values

We started Freshpet with a single-minded mission—to bring the power of real, fresh food to our dogs and cats. And, we are committed to doing so in ways that are good for Pets, People and Planet.

Pets

Our pets are members of our family and deserve to eat the kind of fresh, healthy food that we do. We cook our fresh, nutritious pet food with the same care that we would take in preparing human food. Through the Freshpet Foundation, we support nutritional research in areas of prevention, care and treatment of diseases in dogs. Since founding Freshpet, we have donated over two million fresh meals to pets via shelters, charitable organizations and humane societies. Our team members get paid time off to pursue activities that help pets in their community. We also participate in Random Acts of Kindness to do our part to improve the lives of pets and pet parents.

People

People include our team members, our partners and pet parents. We treat our team members with respect and are committed to helping them develop professionally and personally. We try to be good partners with customers, distributors and suppliers by conducting business with honesty and transparency. Additionally, we strive to help pet owners by providing pet parenting resources.

Planet

We are committed to being socially responsible and minimizing our environmental impact. The electricity used in the Freshpet Kitchens is 100% wind-powered. We also strive to conserve energy by continually improving the efficiency of our Freshpet Fridges and partnering with freight and logistics providers committed to sustainable practices.

Our commitment to our values helps us engage with consumers, motivate our team members and attract strong partners, which allows us to fulfill our mission of delivering the best nutritional product choices to improve the well-being of our pets, enrich pet parents’ lives and contribute to communities. Freshpet—Pets, People, Planet.

Our Products

Our products consist of dog food, cat food and dog and cat treats. All Freshpet products are made according to our nutritional philosophy of fresh, meat-based nutrition and minimal processing. Our proprietary recipes include real, fresh meat and varying combinations of vitamin-rich vegetables, leafy greens and anti-oxidant rich fruits, without the use of preservatives, additives or artificial ingredients. Our unique product attributes appeal to diverse consumer needs across multiple classes of retail where Freshpet is sold. Consequently, our brand resonates across a broad cross-section of pet parent demographics.

All of our products are sold under the Freshpet brand name, with ingredients, packaging and labeling customized by class of retail. Our products are available in multiple forms, including slice and serve rolls, bagged meals and tubs. The following is a summary of our primary classes of retail and corresponding product offerings:

Class of Retail	Mass Merchandisers & Traditional Grocery	Pet Specialty	Natural Grocers

Launch	Launched in 2006	Launched in 2010	Launched in 2012

Primary Packaging

Selected Products

We also offer fresh and frozen treats across all classes of retail under the Dognation and Dog Joy labels, which accounted for 13% of total net sales in 2013.

Our Product Innovation

As the first and only manufacturer of fresh, refrigerated pet food distributed across North America, product innovation is core to our strategy. We take a fresh approach to pet food and are not constrained by conventional pet food products, attributes and production capabilities. We employ a tightly-knit, creative team of marketing and research and development professionals, and we consult with outside experts through our Nutrition Council, which includes leading microbiologists and veterinary nutritionists. Our team often identifies pet parents’ needs by evaluating emerging demand trends in both pet food and human food. Our fully equipped research and development facility located near the Freshpet Kitchens tests small batches of new recipes and tries out new cooking techniques. New products are refined iteratively with the help of consumer panel data to arrive at products that we believe can be commercially successful.

The success of our approach is evidenced by our broad product portfolio today. We began Freshpet by producing fresh, refrigerated slice and serve rolls, and over time have steadily expanded into successful new product forms including bags, tubs and treats. We also introduced new recipes and ingredients, such as proteins and grain-free options, never before seen in pet food that cater to the specific dietary requirements of pets.

For the year ended 2013, new product introductions since 2011 represented 31% of our net sales. We have a strong innovation pipeline, including entirely new product platforms, that expand the breadth of our fresh offerings. We expect that new product introductions will continue to meaningfully drive growth going forward.

Our Supply Chain

Manufacturing:    All of our products are manufactured in the United States. We own and operate what we believe to be the only fresh, refrigerated pet food manufacturing facility in North America, the Freshpet Kitchens at Bethlehem, Pennsylvania. This new 58,000 square foot facility completed in 2013 was built to human grade food standards and houses two production lines customized to produce fresh, refrigerated food. In 2013, 94% of our product volume was manufactured by us. For manufacture of some low volume products, we strategically partner with a select group of contract manufacturers that operate human food manufacturing facilities.

Ingredients and Packaging:    Our products are made with natural and fresh ingredients including meat, vegetables, fruits, whole grains, vitamins and minerals. We use high quality food grade plastic packaging materials. Over 70% of our ingredients are sourced locally from within a 175 mile radius of the Freshpet Kitchens, 97% are from North America and none are sourced from China. We maintain rigorous standards for ingredient quality and safety. By volume, our largest input, antibiotic-free fresh chicken, represents approximately 50% of total ingredients. In order to retain operating flexibility and negotiating leverage, we do not enter into exclusivity agreements or long term commitments with any of our suppliers. All of our suppliers are well-established companies that have the scale to support our growth. For every ingredient, we either use multiple suppliers or have identified alternative sources of supply that meet our quality and safety standards.

Distribution:    Outbound transportation from our facility is handled through a partnership with a leading human food manufacturer, which also warehouses and delivers our refrigerated products to grocery retail accounts across North America. This partnership is governed by a written agreement pursuant to which our products are stored and shipped on a cost-plus basis. As a result, as our volumes grow, we expect to be able to leverage our distribution costs. We use national and regional distributors to cover the mass, pet specialty and natural retail classes. Our agreements with other distributors are based on regional mutual exclusivity within each region for the fresh refrigerated pet category.

Our Product Quality & Safety

We go to great lengths to ensure product quality, consistency and safety from ingredient sourcing to finished product. Our company-owned manufacturing facility allows us to exercise significant control over production. Our quality assurance team includes nine professionals with significant experience in pet and human food production.

Our production processes are designed to meet science-based quality standards with documented plans for Hazard Analysis Critical Control Points and Hazard Analysis Risk Based Preventive Control to monitor established production controls, calibrate instruments, record data and perform corrective actions. Our on-site laboratory has microbial and composition testing capabilities. Quality control approvals are based on a positive release strategy, wherein a batch can only be shipped when it passes control point record reviews and laboratory testing. At the end of each working day, a third shift consisting of a cleaning crew sanitizes all equipment that is in contact with food material. Before commencing production the next day, quality assurance professionals swab equipment to test for potential contaminants.

Freshpet’s food safety program is certified at Safe Quality Food Level III, which is the highest standard determined under the Global Food Safety Initiative Benchmarks. We believe our systems and standards for product quality and safety can support our growth and ensure continued success in the market.

Our Customers and Distributors

We sell our products throughout North America, generating the vast majority of our sales in the United States. The strength of our business model makes us an attractive partner for leading blue-chip retailers, who we believe find that Freshpet grows the sales of their pet category, drives higher traffic, increases shopper frequency and delivers category-leading margins. Our Freshpet Fridge locations have been consistently increasing as we add new retail accounts and add stores in existing accounts. We are in over 12,500 stores and believe there is opportunity for us to install a Freshpet Fridge in at least 35,000 stores in North America. We sell our products through the following classes of retail: grocery, mass, club, pet specialty and natural.

Evolution of Store Count by Class of Retail

(1)	We began selling in the natural retail class in 2012.

Our customers determine whether they wish to purchase our products either directly from us or through a third party distributor. In 2013, our largest distributor by net sales, McLane Company, Inc., which sells to three of our customers, including Wal-Mart and Target, accounted for 28% of our net sales. Kroger, a customer which purchases directly from us, accounted for 11% of our net sales in 2013. No other distributor or customer accounted for more than 10% of our net sales in 2013.

The Freshpet Fridge

We sell our products through a growing network of company-owned branded refrigerators, the Freshpet Fridges. Our Freshpet Fridges are typically four feet wide by seven feet high, and replace standard shelving in the pet aisle or an end-cap of a retail store. Our Freshpet Fridge designs are constantly evolving with all new models featuring prominent edge-lit LED headers, LED interior lighting, crisp black interiors, and frameless glass swing doors for aesthetics and easy access. We use state-of-the-art refrigeration technology and environmentally friendly refrigerants to minimize energy consumption and environmental impact.

We design, produce, install and maintain the Freshpet Fridge through a combination of in-house resources and world-class partners. We source our Freshpet Fridges from three leading global commercial refrigerator manufacturers with whom we have a collaborative approach to refrigerator design and innovation. Once ordered by us, Freshpet Fridges are shipped to distribution centers for delivery and installation in retail stores.

Installation into retail locations and ongoing maintenance of the Freshpet Fridge is coordinated by Freshpet and executed through leading third-party service providers. All of our Freshpet Fridges are protected by a manufacturer warranty for one to three years. Our refrigerators are designed to be highly reliable, and at any given time less than 1% of the network is out of service for maintenance. Moreover, to ensure quality, cleanliness and appropriate in-stock levels, we employ brokerage partners to conduct a physical audit of the Freshpet Fridge network on an ongoing basis, with photographic results of every Freshpet Fridge in the network transmitted back to Freshpet and reviewed by members of our sales team.

We currently estimate less than 15 month cash-on-cash payback for the average Freshpet Fridge installation, calculated by comparing our total current costs for a refrigerator (including installation and maintenance) to our current margin on net revenues. We believe our attractive value proposition to retailers and pet parents will allow us to continue penetrating store locations of existing and new customers. The Freshpet Fridge provides a highly-visible merchandising platform, allows us to control how our brand is presented to consumers at point-of-sale and represents a significant point of differentiation from other pet food competitors.

Marketing and Advertising

Our marketing strategy is designed to educate consumers about the benefits of fresh refrigerated pet food and build awareness of the Freshpet brand. We deploy a broad set of marketing tools across television, digital and public relations to reach consumers through multiple touch points and increase product trials.

Our network of over 12,500 branded Freshpet Fridges in prominent locations within blue-chip retailers helps to introduce consumers to our brand and instantly distinguish Freshpet from traditionally merchandised pet food. Since 2011, we have effectively used national TV advertising to drive incremental consumers to try Freshpet products. We expect to realize greater benefits from national TV advertising as we continue to grow the network of Freshpet store locations nationwide. More recently, we have expanded our online presence to better target consumers seeking information on healthy pet food. We reach consumers across multiple digital and social media platforms including websites, blogs and online reviews, as well as with tailored messaging on popular digital hubs including Facebook, Twitter and YouTube. Our public relations strategy includes event marketing and the use of our Freshpet truck to create buzz among pet parents at high pet traffic areas.

Our marketing strategy has allowed us to drive new consumers to our brand and develop a highly engaged community of users who actively advocate for Freshpet.

Competition

Pet food is a highly competitive industry. We compete with manufacturers of conventional pet food such as Mars, Nestlé and Big Heart Pet Brands. We also compete with specialty and natural pet food manufacturers such as Colgate-Palmolive, Blue Buffalo and Merrick. In addition, we compete with many regional niche brands in individual geographic markets.

Given a North American retail landscape dominated by large retailers, with limited shelf space and a significant number of competing products, competitors actively support their brands through marketing, advertising, promotional spending and discounting.

Competitive factors in the pet food industry include product quality, ingredients, brand awareness and loyalty, product variety, product packaging and design, reputation, price, advertising, promotion and nutritional claims. We believe that we compete effectively with respect to each of these factors. Moreover, our fresh, refrigerated product offering and secured shelf space in the form of the Freshpet Fridge offer significant advantages against competitors.

Team Members

As of June 30, 2014, we had 150 employees all of whom are located in the United States. None of our employees is represented by a labor union or by any collective bargaining arrangements with respect to his or her employment with us.

Properties

Our corporate headquarters is currently located in Secaucus, New Jersey and consists of approximately 14,815 square feet of office space and is subject to a lease agreement that expires on January 31, 2017.

We own the Freshpet Kitchens, our manufacturing facility in Bethlehem, Pennsylvania, which consists of approximately 58,470 square feet. We lease a manufacturing facility in Quakertown, Pennsylvania, which consists of approximately 6,500 square feet. The lease agreement expires on April 1, 2015, and we do not expect to renew it as we consolidate all in-house manufacturing at the Freshpet Kitchens. We believe that our properties have been adequately maintained, are in good condition generally and are suitable and adequate for its business as presently conducted.

Trademarks and Other Intellectual Property

We believe that our rights in our trademarks and service marks are important to our marketing efforts to develop brand recognition and differentiate our brand from our competitors and are a valuable part of our business. We own a number of trademarks and service marks that have been registered, or for which applications are pending, with the United States Patent and Trademark Office including, among others, Freshpet, Vital, Nature’s Fresh, Roasted Meals, Freshpet Dog Joy Treats and Dognation.

We believe that our intellectual property has substantial value and has significantly contributed to our success to-date. We are continually developing new technology and enhancing proprietary technology related to our pet food, Fridges and manufacturing operations.

We also rely on unpatented proprietary expertise, recipes and formulations, continuing innovation and other trade secrets to develop and maintain our competitive position.

Government Regulation

Along with our brokers, distributors, and ingredients and packaging suppliers, we are subject to extensive laws and regulations in the United States by federal, state and local government authorities. In the United States, the federal agencies governing the manufacture, distribution and advertising of our products include, among others, the FTC, the FDA, the USDA, the United States Environmental Protection Agency and the Occupational Safety and Health Administration. Under various statutes, these agencies, among other things, prescribe the requirements and establish the standards for quality and safety and regulate our marketing and advertising to consumers. Certain of these agencies, in certain circumstances, must not only approve our products, but also review the manufacturing processes and facilities used to produce these products before they can be marketed in the United States. We are also subject to the laws of Canada, including the Canadian Food Inspection Agency, as well as provincial and local regulations.

We are subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers or govern the promotion and sale of merchandise. Our operations, and those of our distributors and suppliers, are subject to various laws and regulations relating to environmental protection and worker health and safety matters. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Information Systems

We employ a comprehensive enterprise resource planning (ERP) system provided and supported by a leading global software partner. This system covers order entry, customer service, accounts payable, accounts receivable, purchasing, asset management and manufacturing. Our order management process is automated via Electronic Data Interchange with virtually all our customers, which feeds orders directly to our ERP platform. From time to time, we enhance and complement the system with additional software. We are currently expanding our ERP system with a Warehouse Management System which will allow us to improve tracking and management of ingredients, streamline manufacturing and provide the ability to ship direct to customers. We expect the system to be operational by the last quarter of 2014.

We backup data every hour and store a copy locally for immediate restoration if needed. All data is transmitted to a secure offsite cloud storage service daily for disaster recovery needs. We believe our systems infrastructure is scalable and can support our future growth.

Legal Proceedings

We are currently involved in various claims and legal actions that arise in the ordinary course of our business, including claims resulting from employment related matters. None of these claims, most of which are covered by insurance, has had a material effect on us, and as of the date of this prospectus, we are not party to any material pending legal proceedings and are not aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially and adversely affect our business, financial condition, results of operations or cash flows.

MANAGEMENT

Set forth below is the name, age (as of June 25, 2014), position and a description of the business experience of each of our executive officers and each of our post-IPO directors:

Name	Age	Position(s)
Charles A. Norris	68	Chairman of the Board and Director
Richard Thompson	62	Director and Chief Executive Officer
J. David Basto	41	Director
Daryl G. Brewster	57	Director
Lawrence S. Coben	56	Director
Walter N. George III	57	Director
Christopher B. Harned	51	Director
Robert C. King	55	Director
Jonathan S. Marlow	34	Director
Craig D. Steeneck	56	Director
Richard Kassar	67	Chief Financial Officer
Scott Morris	45	Chief Marketing Officer
Cathal Walsh	42	Senior Vice President of Cooler Operations
Michael Hieger	40	Senior Vice President of Manufacturing Operations
Stephen Macchiaverna	56	Senior Vice President, Controller and Secretary
Thomas Farina	49	Senior Vice President of Sales
Kathryn Winstanley	34	Vice President of Marketing

Background of Directors and Executive Officers

Chairman of the Board and Director—Charles A. Norris has been a member of our Board of Directors and Chairman of the Board since October 2006. Mr. Norris has served as the Chairman of Glacier Water Services Inc. since 2001 and is also a member of the board of directors of AEM Electronics Inc., a position he has held since 2004. Mr. Norris is the retired President of McKesson Water Products Company, a bottled water company and division of McKesson Corporation, where he served as President from 1990 until he retired in October 2000. From 1981 through 1989, Mr. Norris served as President of Deer Park Spring Water Company, which was a division of Nestle USA, and then led an investor group that acquired the business in 1985 until it was sold to Clorox in 1987. Mr. Norris remained an executive officer of Clorox through 1989 following their acquisition of Deer Park. From 1973 to 1985, Mr. Norris served in various operational executive positions with Nestle in both Switzerland and the United States. Mr. Norris provides the Board of Directors with extensive corporate leadership experience as well as a deep understanding of our business.

Director and CEO—Mr. Richard Thompson has been a member of our Board of Directors since December 2010 and has served as Chief Executive Officer since January 2011 when MidOcean made its initial investment in us. From 2007 to 2010, Mr. Thompson made investments in various businesses including ZooToo, an online community for pet lovers. He served as Chief Executive Officer of The Meow Mix Company from 2002 until its sale to Del Monte Foods in 2006. Mr. Thompson has been involved in a number of successful ventures, including the American Italian Pasta Company, which he founded in 1985 and where he served as its President and Chief Executive Officer from 1986 to 1991. Mr. Thompson provides the Board of Directors with knowledge of the daily affairs of the Company, public company experience and expertise in the consumer products industry.

Director—J. David Basto has been a member of our Board of Directors since December 2010. Mr. Basto is Founding Partner and Managing Director of Broad Sky Partners, a position he has held since its formation in 2013. Prior to co-founding Broad Sky Partners, Mr. Basto worked for MidOcean from its inception in 2003 through 2013, most recently as Managing Director and co-head of MidOcean’s consumer sector investing team. Prior to MidOcean, Mr. Basto worked for DB Capital Partners and its predecessor BT Capital Partners from 1998 through 2003. Previously, Mr. Basto held positions with Juno Partners and Tucker Anthony Inc. Mr. Basto currently serves on the board of directors of SBD Holdings Group Corp., the parent company of South Beach Diet Corp. Mr. Basto provides the Board of Directors with expertise in analyzing financial issues and insights into the consumer sector.

Director—Daryl G. Brewster has been a member of our Board of Directors since January 2011. Since 2013, Mr. Brewster has served as the Chief Executive Officer of Committee Encouraging Corporate Philanthropy, a coalition of over 200 large cap companies focused on addressing societal challenges through business. Since 2008, Mr. Brewster has also been the founder/CEO of Brookside Management, LLC, a boutique consulting firm that provides C-level insights and support to consumer companies and service providers to the industry. In 2013, Mr. Brewster co-founded Brewster Foods Group, a family-run business focused on investing in and operating small cap food businesses, where he continues to act as the company’s co-founder and co-chair. Between 2009 and 2013, Mr. Brewster was a Management Advisor to MidOcean partners. Prior to that, Mr. Brewster served as the Chief Executive Officer of Krispy Kreme Doughnuts, Inc. from March 2006 through January 2008. From 1996 to 2006, Mr. Brewster was a senior executive at Kraft, Inc. (which acquired Nabisco in 2000), where he served in numerous senior executive roles, most recently as Group Vice President and President, Snacks, Biscuits and Cereal. Before joining Nabisco, Mr. Brewster served as Managing Director, Campbell’s Grocery Products Ltd.—UK; Vice-President, Campbell’s Global Strategy, and Business Director, Campbell’s U.S. Soup. Mr. Brewster, who serves on the boards of several middle-market growth companies, also served on the board of E*Trade Financial Services, Inc. Mr. Brewster provides the Board of Directors with experience in corporate leadership, public company operations, and an understanding of the pet and consumer packaged goods industries.

Director—Lawrence S. Coben, Ph.D., is expected to be elected to our Board of Directors in connection with the closing of this offering. Mr. Coben is currently Chairman and Chief Executive Officer of Tremisis Energy Corporation LLC, positions he has held since May 2006. Mr. Coben was also Chairman and Chief Executive Officer of Tremisis Energy Acquisition Corporation II from July 2007 through March 2009 and of Tremisis Energy Acquisition Corporation from February 2004 to May 2006. From January 2001 to January 2004, Mr. Coben was a Senior Principal of Sunrise Capital Partners L.P., a private equity firm. From 1997 to January 2001, Mr. Coben was an independent consultant and, from 1994 to 1996, he was Chief Executive Officer of Bolivian Power Company. Mr. Coben currently serves on the board of NRG Energy, Inc. and is an Advisory Partner of the Morgan Stanley Infrastructure Partners. Mr. Coben served on the board of directors of Chilean Utility SAESA from 2008 to 2010 and the British power developer Rurelec PLC from 2011 to 2014. Mr. Coben is also Executive Director of the Sustainable Prevention Initiative and a Consulting Scholar at the University of Pennsylvania Museum of Archaeology and Anthropology. Mr. Coben provides the Board of Directors with significant managerial, strategic, and financial expertise, particularly as it relates to company financings, transactions and development initiatives.

Director—Walter N. George III is expected to be elected to our Board of Directors in connection with the closing of this offering. Mr. George is the President of G3 Consulting, LLC, a boutique advisory firm specializing in value creation in small and mid-market consumer products companies, a company he founded in 2013. Mr. George served as President of the American Italian Pasta Company and Corporate Vice President of Ralcorp Holdings from 2010 until its sale to ConAgra Foods in 2013. Mr. George served as Chief Operating Officer at American Italian Pasta Company from 2008 to 2010. From 2001 to 2008, Mr. George served in other executive roles with American Italian Pasta Company, including Senior Vice President - Supply Chain and Logistics and Executive Vice President - Operations and Supply Chain. From 1988 through 2001, Mr. George held a number of senior operating positions with Hill’s Pet Nutrition, a subsidiary of Colgate Palmolive Company, most recently as Vice

President of Supply Chain. Mr. George serves on the board of directors of Vision Bank and Old World Spice and Seasoning Company. Mr. George provides the Board of Directors with operations expertise, consumer products and pet food industry expertise and public company experience.

Director—Christopher B. Harned has been a member of our Board of Directors since 2006. Mr. Harned also served as our Vice Chairman from October 2006 to December 2010. Mr. Harned has been a Managing Director in the Investment Banking Group of Nomura Securities International Inc. since September 2014. Prior to joining Nomura, Mr. Harned was a Managing Director with Robert W. Baird & Co., Inc. from November 2011 through September 2014. Prior to joining Baird, Mr. Harned served as a Partner with The Cypress Group LLC from 2001 through November 2011, where he directed the firm’s investment strategy in the consumer products sector and led the investment in The Meow Mix Company. Prior to joining The Cypress Group, Mr. Harned was a Managing Director and Global Head of Consumer Products M&A at Lehman Brothers, where he worked for over 16 years, from September 1985 to November 2001. Mr. Harned currently serves on the board of directors of Quad/Graphics, Inc., a global printer and media channel integrator, and bswift, LLC, a human resources and employee benefits software-as-a-service business. Mr. Harned provides the Board of Directors with expertise in the consumer products sector, the capital markets, public company experience and audit and finance committee experience.

Director—Robert C. King is expected to be elected to our Board of Directors in connection with the closing of this offering. Mr. King served as the Chief Executive Officer of Cytosport, Inc., a sports nutrition company and maker of Muscle Milk, from July 2013 to August 2014. Prior to joining Cytosport, Mr. King was an advisor to TSG Consumer Partners, a mid-market private equity firm specializing in consumer packaged goods companies, from March 2011 to July 2013. Mr. King spent 21 years in the North America Pepsi system, from 1989 to 2010, including serving as Executive Vice President and President of North America for Pepsi Bottling Group from 2008 to his retirement in 2010, President of North America for Pepsi Bottling Group from 2006 to 2008, President of Field Bottling from 2005 to 2006 and Senior Vice President and General Manager for the Mid-Atlantic Business Unit from 2002 to 2005. Before joining the North America Pepsi system, Mr. King worked in various sales and marketing positions with E&J Gallo Winery from 1984 to 1989, most recently as Western Region Sales Manager, and with Procter & Gamble from 1980 to 1984, most recently as Unit Manager. Mr. King has served as a board member and advisor to Cytosport, Island Oasis Frozen Cocktail Co., Inc. and Neurobrands, LLC, a producer of premium functional beverages. Mr. King provides the Board of Directors with corporate leadership, public company experience, operations expertise and more than 30 years of consumer packaged goods experience.

Director—Jonathan S. Marlow has been a member of our Board of Directors since December 2010. Mr. Marlow is a Principal at MidOcean, and has been with the firm since 2009, where he has focused on investments within the consumer sector. Prior to MidOcean, Mr. Marlow worked for Investcorp International Inc. in the private equity group from 2006 through 2008. Previously, Mr. Marlow held positions at J.F. Lehman & Company and Bear, Stearns & Co. Inc. Mr. Marlow currently serves on the board of directors of Agilex Fragrances. Mr. Marlow provides the Board of Directors with expertise in investment strategies and insight into the consumer sector.

Director—Craig D. Steeneck is expected to be elected to our Board of Directors in connection with the closing of this offering. Mr. Steeneck has served as the Executive Vice President and Chief Financial Officer of Pinnacle Foods Inc. since July 2007, where he oversees the company’s financial operations, treasury, tax and information technology. From June 2005 to July 2007, Mr. Steeneck served as Executive Vice President, Supply Chain Finance and IT of Pinnacle Foods, helping to redesign the supply chain to generate savings and improved financial performance. From April 2003 to June 2005, Mr. Steeneck served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Cendant Timeshare Resort Group (now Wyndham Worldwide), playing key roles in wide-scale organization of internal processes and staff management. From March 2001 to April 2003, Mr. Steeneck served as Executive Vice President and Chief Financial Officer of Resorts Condominiums International, a subsidiary of Cendant. From October 1999 to February 2001, he was the Chief Financial Officer of International Home Foods Inc. Mr. Steeneck is also a Certified Public Accountant in the State of New Jersey. Mr. Steeneck provides the Board of Directors with extensive management experience in the consumer packaged goods industry as well as accounting and financial expertise.

CFO—Mr. Richard Kassar has served as Chief Financial Officer since January 2011. He previously served as our Chief Executive Officer from July 2006 to January 2011 and as President from January 2011 to June 2014. Mr. Kassar has acted as our principal financial and accounting officer since 2006. Prior to joining Freshpet, he was Senior Vice President and Chief Financial Officer of The Meow Mix Company until its sale to Del Monte Foods in 2006. From 1999 to 2001, he served as Co-President and Chief Financial Officer of Global Household Brands. From 1986 to 1999, Mr. Kassar was employed by Chock Full O’ Nuts in various positions and most recently served as Senior Vice President, Chief Operating Officer and Corporate Controller. Mr. Kassar has been a director of World Fuel Services Corporation since 2002. Mr. Kassar has over 20 years’ experience in the consumer brands industry.

CMO & Co-Founder—Mr. Scott Morris is a co-founder of Freshpet and has served as Senior Vice President of Sales and Marketing from 2010 to 2013 and Chief Marketing Officer since January 2014. Mr. Morris is involved in all aspects of Company development and day-to-day operations. Prior to joining Freshpet, Mr. Morris was Vice President of Marketing at The Meow Mix Company from 2002 to 2006. Previously, Mr. Morris worked at Ralston Purina from 1990 to 2002, holding various leadership positions in Sales and Marketing, most recently Pet Food Group Director. Mr. Morris founded The Freshpet Foundation, a 501(c)(3) non-profit charitable organization. He has over 20 years’ experience in consumer packaged goods sales, management and marketing.

SVP Cooler Operations & Co-Founder—Mr. Cathal Walsh is a co-founder of Freshpet and has served as Senior Vice President of Cooler Operations since January 2011 and previously served as our Chief Operating Officer from October 2006 to January 2011. Prior to joining Freshpet, Mr. Walsh was Zone Marketing Manager at Nestlé Worldwide from 2000 to 2005 and was Marketing Manager at Nestlé Pet Care from 1996 to 2000. Mr. Walsh has over 16 years’ experience in packaged goods marketing, sales and management, including in international food markets.

SVP Manufacturing Operations—Mr. Michael Hieger has served as Senior Vice President of Manufacturing Operations since January 2014. Mr. Hieger was Vice President of Manufacturing Operations from 2007 to 2013. In addition to plant-wide day-to-day activities, he is involved in new product development and co-manufacturing operations. Prior to joining Freshpet, Mr. Hieger focused on dry pet food extrusion as the Engineering Manager with The Meow Mix Company from 2002 to 2006 and as the Pet Treats Manager with Ralston Purina from 1997 to 2002. Mr. Hieger has over 17 years’ experience in pet food manufacturing.

SVP, Controller & Secretary—Mr. Stephen Macchiaverna has served as Senior Vice President, Controller and Secretary since October 2006. Prior to joining Freshpet, Mr. Macchiaverna was the Controller for The Meow Mix Company from its inception in 2002 through its sale and transition to Del Monte Foods in 2006. From 1999 to 2001, he was the Vice President of Finance and Treasurer of Virgin Drinks USA, Inc. Mr. Macchiaverna began his consumer packaged goods career with First Brands Corporation, where he worked from 1986 to 1999, most recently as Divisional Controller for all domestic subsidiaries. He has over 25 years’ experience in consumer packaged goods financial management.

SVP Sales—Mr. Thomas Farina has served as Senior Vice President of Sales since January 2013 and as our Eastern Region Vice President from 2006 to 2013. Before joining Freshpet, Mr. Farina worked as Eastern Region Vice President at The Meow Mix Company from 2001 to 2006. From 1989 to 1995, Mr. Farina held various positions with American Home Food Products and after its sale, he worked in various positions at International Home Foods from 1996 to 2000, including Regional Vice President. Mr. Farina has over 25 years’ experience in consumer packaged goods.

VP Marketing—Ms. Kathryn Winstanley has served as Vice President of Marketing since 2006. Prior to joining Freshpet, Ms. Winstanley was a Senior Brand Manager at The Meow Mix Company from 2004 to 2006 and was a Brand Manager at Snapple Beverage Group from 2001 to 2003. She has over 13 years’ experience in consumer packaged goods marketing and management.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Corporate Governance and Board Structure

Our Board of Directors currently consists of 10 members.

In accordance with our Certificate of Incorporation and Bylaws that will become effective upon consummation of this offering, our Board of Directors will consist of 10 members and will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The authorized number of directors may be changed by resolution of the Board of Directors. Vacancies on the Board of Directors can be filled by resolution of the Board of Directors. Mr. Norris serves as the Chairman of our Board of Directors. We believe that each of the members of our Board of Directors following the completion of this offering except Mr. Thompson will be independent consistent with the rules of the NASDAQ Stock Market. Mr. Harned, Mr. Brewster and Mr. King are the Class I directors and their terms will expire in 2015. Mr. Basto, Mr. George, Mr. Steeneck and Mr. Coben are the Class II directors and their terms will expire in 2016. Mr. Norris, Mr. Marlow and Mr. Thompson are the Class III directors and their terms will expire in 2017. The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Mr. Norris serves as a managing member of Freshpet Investors LLC, Mr. Harned and Mr. Coben are investors in Freshpet Investors LLC and Mr. Marlow serves as a principal of MidOcean. See “Principal Stockholders” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Board Committees

Until the completion of this offering, we will have no separate board committees. Upon completion of this offering, our Board of Directors will have three standing committees: an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. Each of the committees will report to the Board of Directors as they deem appropriate, and as the Board of Directors may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our Board of Directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The Audit Committee is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

(2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit and the audit fee; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm, including taking into consideration whether the independent auditor’s provision of any non-audit services to us is compatible with maintaining the independent auditor’s independence; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual consolidated financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; (8) reviewing and approving related person transactions; (9) annually reviewing the Audit Committee charter and the committee’s performance; and (10) handling such other matters that are specifically delegated to the Audit Committee by our Board of Directors from time to time.

Upon completion of this offering, our Audit Committee will consist of Mr. Steeneck (chair), Mr. Harned and Mr. Basto. SEC rules and NASDAQ rules require us to have one independent Audit Committee member upon the listing of our common stock on the NASDAQ Global Market, a majority of independent directors on the Audit Committee within 90 days of the date of the completion of this offering and all independent Audit Committee members within one year of the date of the completion of this offering. Our Board of Directors has affirmatively determined that Mr. Steeneck, Mr. Harned, and Mr. Basto meet the definition of “independent directors” for purposes of serving on an Audit Committee under applicable SEC and NASDAQ rules. In addition, Mr. Steeneck will qualify as our “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.

Our Board of Directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at www.freshpet.com upon the completion of this offering. Our website is not part of this prospectus.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for developing and recommending to the Board of Directors criteria for identifying and evaluating candidates for directorships and making recommendations to the Board of Directors regarding candidates for election or reelection to the Board of Directors at each annual stockholders’ meeting. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the Board of Directors concerning corporate governance matters. The nominating and corporate governance committee will be also responsible for making recommendations to the Board of Directors concerning the structure, composition and function of the Board of Directors and its committees.

Upon completion of this offering, our Nominating and Corporate Governance Committee will consist of Mr. Coben (chair), Mr. George and Mr. King. SEC rules and NASDAQ rules require us to have one independent Nominating and Corporate Governance Committee member upon the listing of our common stock on the NASDAQ Global Market, a majority of independent directors on the Nominating and Corporate Governance Committee within 90 days of the date of the completion of this offering and all independent Nominating and Corporate Governance Committee members within one year of the date of the completion of this offering. Our Board of Directors has affirmatively determined that Mr. Coben, Mr. George and Mr. King meet the definition of “independent directors” for purposes of serving on a Nominating and Corporate Governance Committee under applicable SEC and NASDAQ rules.

Our Board of Directors will adopt a new written charter for the Nominating and Corporate Governance Committee, which will be available on our corporate website at www.freshpet.com upon the completion of this offering. The information contained on our website does not constitute a part of this prospectus.

Compensation Committee

The Compensation Committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

Upon completion of this offering, our Compensation Committee will consist of Mr. Marlow (chair), Mr. Brewster, Mr. Harned and Mr. King. SEC rules and NASDAQ rules require us to have one independent Compensation Committee member upon the listing of our common stock on the NASDAQ Global Market, a majority of independent directors on the Compensation Committee within 90 days of the date of the completion of this offering and all independent Compensation Committee members within one year of the date of the completion of this offering. Our Board of Directors has affirmatively determined that Mr. Marlow, Mr. Brewster, Mr. Harned and Mr. King meet the definition of “independent directors” for purposes of serving on a Compensation Committee under applicable SEC and NASDAQ rules.

Our Board of Directors will adopt a new written charter for the Compensation Committee, which will be available on our corporate website at www.freshpet.com upon the completion of this offering. The information contained on our website does not constitute a part of this prospectus.

Risk Oversight

Our Board of Directors is currently responsible for overseeing our risk management process. The Board of Directors focuses on our general risk management strategy and the most significant risks facing us and ensures that appropriate risk mitigation strategies are implemented by management. The Board of Directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Upon completion of this offering, our Board of Directors will not have a standing risk management committee, but rather will administer this oversight function directly through our Board of Directors as a whole, as well as through various standing committees of our Board of Directors that address risks inherent in their respective areas of oversight. In particular, our Board of Directors will be responsible for monitoring and assessing strategic risk exposure, our Audit Committee will be responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures and our Compensation Committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage unnecessary risk-taking. In addition, upon completion of this offering, our Audit Committee will oversee the performance of our internal audit function and consider and approve or disapprove any related-party transactions.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Risk and Compensation Policies

Prior to the completion of this offering, we intend to analyze our compensation programs and policies to determine whether those programs and policies are reasonably likely to have a material adverse effect on us.

Leadership Structure of the Board of Directors

The positions of Chairman of the Board and Chief Executive Officer are presently separated. We believe that separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board to lead the Board of Directors in its fundamental role of providing advice to and independent oversight of management. Our Board of Directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as the Board of Directors’ oversight responsibilities continue to grow. While our Bylaws and corporate governance guidelines do not require that our Chairman and Chief Executive Officer positions be separate, our Board of Directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Code of Ethics

We will adopt a written General Code of Ethics (“General Code”) which applies to all of our directors, officers and other employees, including our principal executive officer, principal financial officer and controller. In addition, we will adopt a written Code of Ethics for Executive Officers and Principal Accounting Personnel (“Code of Ethics”) which applies to our principal executive officer, principal financial officer, controller and other designated members of our management. Copies of each code will be available on our corporate website www.freshpet.com upon completion of this offering. The information contained on our website does not constitute a part of this prospectus. We will provide any person, without charge, upon request, a copy of our General Code or Code of Ethics. Such requests should be made in writing to the attention of our Corporate Secretary at the following address: Freshpet, Inc., 400 Plaza Drive, 1st Floor, Secaucus, New Jersey 07094.

EXECUTIVE COMPENSATION

This section describes the material elements of compensation awarded to, earned by or paid to each of our named executive officers (the “NEOs”) in fiscal 2013. Our NEOs for 2013 are Richard Thompson, who served as our Chief Executive Officer during 2013, Scott Morris, who served as our Chief Marketing Officer during 2013, and Cathal Walsh, who served as our Senior Vice President during 2013. This section also provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and is intended to place in perspective the data presented in the tables and narrative that follow.

Compensation Philosophy and Objectives

Our compensation philosophy is to align executive compensation with the interests of our stockholders and therefore to financial objectives that our Board of Directors believes are primary determinants of long-term stockholder value. The primary goal of our executive compensation program is to ensure that we hire and retain talented and experienced executives who are motivated to achieve or exceed our short-term and long-term corporate goals. Our executive compensation programs are designed to reinforce a strong pay-for-performance orientation and to serve the following purposes:

•	to reward our NEOs for sustained financial and operating performance and leadership excellence;

•	to align their interests with those of our stockholders; and

•	to encourage our NEOs to remain with us for the long-term.

Elements of Compensation

Base Salary

We pay our NEOs a base salary based on the experience, skills, knowledge and responsibilities required of each officer. We believe base salaries are an important element in our overall compensation program because base salaries provide a fixed element of compensation that reflects job responsibilities and value to us. In 2013, we paid base salaries of $400,000 to Mr. Thompson, $285,000 to Mr. Morris and $228,400 to Mr. Walsh. None of our NEOs is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary. Base salaries for our NEOs are determined by our full Board of Directors at its sole discretion, and no NEO has the right to automatic or scheduled increases in base salary.

Annual Incentive Bonuses

To date, our Board of Directors has not adopted a formal plan or set of formal guidelines with respect to annual incentive or bonus payments, and has rather relied on an annual assessment of the Company’s operating performance, including Adjusted EBITDA, as well as the performance of our executives during the preceding year to make annual incentive and bonus determinations. For 2013, the full Board of Directors determined to pay performance-based bonuses of $35,000 to Mr. Morris and $21,500 to Mr. Walsh. The performance-based bonuses, which are calculated as a percentage of base salary, are designed to motivate our employees to achieve annual goals based on our strategic, financial, and operating performance objectives. In connection with our efforts to formalize our compensation practices, our Board of Directors intends to adopt an annual incentive plan to which our NEOs will be eligible to participate. Our Board of Directors may retain the discretion to pay any amounts due under such incentive plan in cash or equity or a combination of both.

Long-Term Equity Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incents our executive officers to remain in our employment during the vesting period. Accordingly, our Board of Directors periodically reviews the equity incentive compensation of our NEOs and from time to time may grant equity incentive awards to them in the form of stock options. In 2013, we did not grant any of our NEOs options to purchase shares of our common stock. In connection with this offering, we intend to adopt a new equity incentive plan in 2014, our 2014 Omnibus Incentive Plan (the “2014 Plan”), and we expect that all awards following the offering will be made under the 2014 Plan. For additional detail regarding the 2014 Plan, please see the “Stock Options and Other Compensation Plans” section below.

Other Supplemental Benefits

Our NEOs are eligible for the following benefits on a similar basis as other eligible employees:

•	health, dental and vision insurance;

•	vacation, personal holidays and sick days;

•	life insurance and supplemental life insurance; and

•	short-term and long-term disability.

401(k) Retirement Plan

Additionally, we maintain a 401(k) retirement savings plan (the “401(k) Plan”) that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our employees are eligible to participate, beginning on the first day of the month following commencement of their employment. The 401(k) Plan includes a salary deferral arrangement pursuant to which participants may elect to reduce his or her current compensation by up to the statutorily prescribed limit, equal to $17,500 in 2014, and have the amount of the reduction contributed to his or her 401(k) Plan. Currently, we match contributions made by participants in the 401(k) Plan up to 4% of the employee’s annual eligible earnings. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) Plan, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our NEOs, in accordance with our compensation policies.

We do not maintain any pension plans or non-qualified deferred compensation plans for the benefit of our employees or other service providers.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to our NEOs during 2013.

Name and principal position	Year	Salary ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Richard Thompson(5) Chief Executive Officer	2013	400,000	—	—	—	400,000

Scott Morris Chief Marketing Officer	2013	282,692	—	35,000	8,873	326,565

Cathal Walsh Senior Vice President	2013	227,108	—	21,500	10,163	258,771

(1)	Salaries for fiscal 2013 include amounts deferred under the Company’s 401(k) plan.
(2)	In 2013, we did not grant any of our NEOs options to purchase shares of our common stock.
(3)	The amounts reported in the “Non-Equity Incentive Plan Compensation” column represent awards to our NEOs under our annual cash bonus program.
(4)	The compensation included in the “All Other Compensation” column consists of premiums we paid with respect to each of our NEOs for (a) medical, dental and vision insurance, (b) personal accident insurance, (c) life insurance, (d) long-term disability insurance, (e) short-term disability insurance, and fees related to an education assistance program.
(5)	Mr. Thompson also serves as a member of our Board of Directors but does not receive any additional compensation for his service as a director.

Outstanding Option Awards at December 31, 2013

The following table sets forth information regarding outstanding stock options held by our NEOs as of December 31, 2013:

Name	Number of Securities Underlying Unexercised Options Exercisable(1)	Number of Securities Underlying Unexercised Options Exercisable(2)	Option Exercise Price (Per Share)	Option Expiration Date
Richard Thompson	266,326	693,267	$7.10	12/31/2020

Scott Morris	16,031	103,297	7.10	12/31/2020
	22,316	—	6.28	9/30/2016

Cathal Walsh	8,210	60,901	7.10	12/31/2020
	22,316	—	$6.28	9/30/2016

(1)	The unvested time based shares vest annually in approximately equal amounts through 2014.
(2)	The unvested performance shares vest annually based on targets.

Employment Agreements with Named Executive Officers

The Company has entered into employment agreements with each of Mr. Thompson, Mr. Morris and Mr. Walsh, as amended in the case of Mr. Morris and Mr. Walsh. The agreements provide for an initial term of two years in the case of Mr. Thompson and one year in the case of Mr. Morris and Mr. Walsh and are subject to automatic one-year extensions beginning on the expiration of the initial term. The automatic extension of the agreements may be terminated with at least 90 days’ prior written notice from the executive or the Company stating an intent not to extend the employment term. Under the agreements, Mr. Thompson, Mr. Morris and Mr. Walsh are entitled to receive minimum annual base salaries of $400,000, $200,000 and $200,000, respectively, subject to annual review by the Company’s board of directors, and have the opportunity to participate in the Company’s equity incentive programs. Mr. Thompson has the opportunity to earn an annual target bonus equal to 50% of his base salary. Each executive is also entitled to participate in the Company’s employee and fringe benefit plans as may be in effect from time to time on the same basis as other employees of the Company generally.

Under the agreements, in the event of the executive’s termination of employment without “cause,” with “good reason” or due to “permanent disability” (each as defined in the agreements), the executive generally will be entitled to receive, subject to the executive’s timely execution of a general release of claims: (i) any unpaid base salary through the date of termination, (ii) an amount equal to the annual base salary, payable in equal monthly installments over the twelve-month period following such termination, and (iii) continued health and fringe benefits for a period of twelve months following such termination.

In addition to the severance benefits described above, upon termination of Mr. Morris and Mr. Walsh by the Company without “cause” or by the executive for “good reason,” the executive’s outstanding stock options and shares of restricted stock will fully vest on the date of such termination. Further, in the event of Mr. Morris’ and Mr. Walsh’s termination of employment due to “permanent disability,” the executives will remain entitled to receive all stock options and fringe benefits as if the executive’s employment had continued through the one-year period following termination.

The agreements contain a non-competition covenant that prohibits the executive from competing against the Company for a period of one year following termination of employment. The agreements also contain non-solicitation provisions that prohibit the executives from actively soliciting the Company’s employees, customers or suppliers during the period of employment and for a period of one year following termination of employment. The executives are also subject to perpetual confidentiality restrictions that protect the Company’s proprietary information, developments and other intellectual property.

Post-IPO Employment Agreements with Named Executive Officers

In connection with the closing of this offering, the Company expects to enter into new employment agreements with each of Mr. Thompson, Mr. Morris and Mr. Walsh. The new employment agreements will provide for an initial term of one year and will be subject to automatic one-year extensions beginning on the expiration of the initial term. The automatic extension of the new employment agreements may be terminated with at least 90 days’ prior written notice from the executive or the Company stating the intent not to extend the employment term. Under the new employment agreements, Mr. Thompson, Mr. Morris and Mr. Walsh will be entitled to receive minimum annual base salaries of $450,000, $325,000 and $250,000, respectively, subject to annual review by the Company’s board of directors, and have the opportunity to participate in the Company’s equity incentive programs. Mr. Thompson, Mr. Morris and Mr. Walsh will have the opportunity to earn an annual target bonus equal to 75%, 50% and 35%, respectively, of their base salary. Each executive will also be entitled to participate in the Company’s employee and fringe benefit plans as may be in effect from time to time on the same basis as other employees of the Company generally.

Under the new employment agreements, in the event of the executive’s termination of employment without “cause,” with “good reason” or due to “permanent disability” (each as defined in the new employment agreements), the executive generally will be entitled to receive, subject to the executive’s timely execution of a general release of claims: (i) any unpaid base salary through the date of termination, (ii) an amount equal to the annual base salary, payable in equal monthly installments over the twelve-month period following such termination, and (iii) continued health and fringe benefits for a period of twelve months following such termination.

The new employment agreements will contain a non-competition covenant that prohibits the executive from competing against the Company for a period of one year following termination of employment. The new employment agreements will also contain non-solicitation provisions that prohibit the executives from actively soliciting the Company’s employees, customers or suppliers during the period of employment and for a period of one year following termination of employment. The executives will also be subject to perpetual confidentiality restrictions that protect the Company’s proprietary information, developments and other intellectual property.

Stock Option and Other Compensation Plans

2006 Stock Incentive Plan

The 2006 Stock Incentive Plan (the “2006 Plan”) was adopted by our Board of Directors and approved by our stockholders in October 2006. The 2006 Plan provided for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights and other stock-based awards to our employees, officers, directors, consultants and advisors. As of June 30, 2014, there were options to purchase 440,376 shares of our common stock outstanding under the 2006 Plan, at a weighted average exercise price of $6.41 per share, and options to purchase 21,421 shares of our common stock had been exercised. The 2006 Plan was terminated in December 2010 and no awards have been granted under the 2006 Plan since such termination, however, any award outstanding under the 2006 Plan at the time of the termination will remain in effect until such award is exercised or has expired in accordance with its terms.

2010 Stock Option Plan

The 2010 Stock Option Plan (the “2010 Plan”) was adopted by our Board of Directors and approved by our stockholders in December 2010. The 2010 Plan provided for the grant of incentive stock options and nonstatutory stock options to our employees, officers, directors, consultants and advisors. As of June 30, 2014, there were options to purchase 2,198,988 shares of our common stock outstanding under the 2010 Plan, at a weighted average exercise price of $7.10 per share, and no options to purchase shares of our common stock had been exercised. We do not expect to make further grants under the 2010 Plan following the offering, however, any award outstanding under the 2010 Plan at the time of the completion of the offering will remain in effect until such award is exercised or has expired in accordance with its terms.

2014 Omnibus Incentive Plan

In connection with this offering, we intend to adopt the 2014 Plan. The 2014 Plan will provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2014 Plan. The purpose of the 2014 Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms we expect the 2014 Plan to include. For further information about the 2014 Plan, please see the form of the 2014 Plan, which is attached as an exhibit to the registration statement, of which this prospectus is a part.

Administration.    The 2014 Plan will be administered by the Compensation Committee of our Board of Directors. The Compensation Committee will have the power to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2014 Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2014 Plan as it deems necessary or proper. The Compensation Committee will have authority to administer and interpret the 2014 Plan, to grant discretionary awards under the 2014 Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2014 Plan and the awards thereunder as the Compensation Committee deems necessary or desirable and to delegate authority under the 2014 Plan to our executive officers.

Available Shares.    The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2014 Plan or with respect to which awards may be granted may not exceed 1,479,200 shares. The number of shares available for issuance under the 2014 Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2014 Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2014 Plan.

The maximum number of shares of our common stock with respect to which any stock option, stock appreciation right, shares of restricted stock or other stock-based awards that are subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the Internal Revenue Code and may be granted under the 2014 Plan during any fiscal year to any eligible individual will be shares (per type of award). The total number of shares of our common stock with respect to all awards that may be granted under the 2014 Plan during any fiscal year to any eligible individual will be 250,000 shares. There are no annual limits on the number of shares of our common stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. The maximum number of shares of our common stock subject to any performance award which may be granted under the 2014 Plan during any fiscal year to any eligible individual will be 250,000 shares. The maximum value of a cash payment made under a performance award which may be granted under the 2014 Plan during any fiscal year to any eligible individual will be $5,000,000. The aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all types of awards granted under the Plan to any individual non-employee director in any fiscal year (excluding awards made pursuant to deferred compensation arrangements in lieu of all or a portion of cash retainers and any stock dividends payable in respect of outstanding awards) may not exceed $250,000.

Eligibility for Participation.    Members of our Board of Directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2014 Plan.

Award Agreement.    Awards granted under the 2014 Plan will be evidenced by award agreements, which need not be identical, that will provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the Compensation Committee.

Stock Options.    The Compensation Committee may grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The Compensation Committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Compensation Committee at grant and the exercisability of such options may be accelerated by the Compensation Committee.

Stock Appreciation Rights.    The Compensation Committee may grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the Compensation Committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by a SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The Compensation Committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2014 Plan, or such other event as the Compensation Committee may designate at the time of grant or thereafter.

Restricted Stock.    The Compensation Committee may award shares of restricted stock. Except as otherwise provided by the Compensation Committee upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The Compensation Committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the Compensation Committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Internal Revenue Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2014 Plan and are discussed in general below.

Other Stock-Based Awards.    The Compensation Committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2014 Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The Compensation Committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Internal Revenue Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2014 Plan and discussed in general below.

Other Cash-Based Awards.    The Compensation Committee may grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the Compensation Committee will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the Compensation Committee may accelerate the vesting of such award in its discretion.

Performance Awards.    The Compensation Committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The Compensation Committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the Compensation Committee. Based on service, performance and/or other factors or criteria, the Compensation Committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals.    The Compensation Committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth; (21) annual recurring revenues; (22) recurring revenues; (23) license revenues; (24) sales or market share; (25) total stockholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the Compensation Committee; (28) the fair market value of a share of our common stock; (29) the growth in the value of an investment in our common stock assuming the reinvestment of dividends; or (30) reduction in operating expenses.

To the extent permitted by law, the Compensation Committee may also exclude the impact of an event or occurrence which the Compensation Committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the Compensation Committee.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The Compensation Committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control.    In connection with a change in control, as defined in the 2014 Plan, the Compensation Committee may accelerate vesting of outstanding awards under the 2014 Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The Compensation Committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights.    Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant has no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination.    Notwithstanding any other provision of the 2014 Plan, our Board of Directors may at any time amend any or all of the provisions of the 2014 Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the 2014 Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability.    Awards granted under the 2014 Plan generally are nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards.    The 2014 Plan will provide that awards granted under the 2014 Plan are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the clawback of “incentive-based compensation” under the Securities Exchange Act of 1934 or under any applicable rules and regulations promulgated by the Securities and Exchange Commission.

Effective Date; Term.    Prior to the closing of this offering, we expect the Board of Directors and our stockholders to adopt the 2014 Plan. No award will be granted under the 2014 Plan on or after the tenth anniversary of its adoption. Any award outstanding under the 2014 Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

Limitations on Liability and Indemnification

Our Certificate of Incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the DGCL and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our Certificate of Incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with our directors. These indemnification agreements may require us, among other things, to indemnify each such director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our directors.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. It also is possible that the director or officer could amend or terminate the plan when not in possession of material, nonpublic information. In addition, our directors and executive officers may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Director Compensation

In the year ended December 31, 2013, none of our directors received compensation for their services on our Board of Directors. Following this offering, our non-employee directors will be compensated for their services on our Board of Directors as follows:

•	each non-employee director will receive an annual fee of $75,000 ($37,500 in cash plus an equity grant equal to $37,500) except for the Chairman of the Board who will receive an annual fee of $125,000 ($62,500 in cash plus an equity grant equal to $62,500);

•	the chairman of the audit committee will receive an additional annual fee of $10,000;

•	the chairman of the compensation committee will receive an additional annual fee of $5,000; and

•	the chairman of the nominating and corporate governance committee will receive an additional annual fee of $5,000.

Each annual fee will be payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of each payment will be prorated for any portion of a quarter that a director is not serving on our board and no fee will be payable in respect of any period prior to the effective date of the registration statement of which this prospectus is a part.

Each member of our Board of Directors will also continue to be entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of the Board of Directors and any committee of the Board of Directors on which he or she serves.

Prior to this offering, we have not paid cash retainers or provided other forms of compensation such as non-equity awards, equity awards or perquisites, with respect to service on our Board of Directors. We have historically reimbursed our directors for reasonable travel and other expenses incurred in connection with attending meetings of the Board of Directors.

PRINCIPAL STOCKHOLDERS

The following table shows information about the beneficial ownership of our common stock, as of September 30, 2014, by:

•	each person known by us to beneficially own 5% or more of our outstanding common stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

The numbers listed below are based on 31,799,037 shares of our common stock outstanding as of September 30, 2014, after giving effect to the Guarantee Fee Conversion, the Preferred C Stock Conversion and the Stock Split, and do not reflect any shares of common stock that our employees, directors and other persons associated with us may purchase through the directed share program, as described in the “Underwriting” section of this prospectus.

Upon the completion of this offering, MidOcean and Freshpet Investors LLC will own approximately 27.1% and 19.8%, respectively, of our common stock, or 25.9% and 18.9%, respectively, if the underwriters’ option to purchase additional shares of our common stock is exercised in full.

Unless otherwise indicated, the address of each individual listed in this table is c/o Freshpet, Inc., 400 Plaza Drive, 1st Floor, Secaucus, New Jersey 07094.

Name and Address of Beneficial Owner(1)	Common stock owned before the offering		Common stock owned after the offering (no option exercise)		Common stock owned after the offering (full option exercise)
	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:
MidOcean(2)	8,632,712	40.4%	8,632,712	27.1%	8,632,712	25.9%
Freshpet Investors LLC(3)	6,293,255	29.4%	6,293,255	19.8%	6,293,255	18.9%

Executive Officers and Directors:
Charles A. Norris(4)	6,410,252	30.0%	6,410,221	20.2%	6,410,221	19.2%
Richard Thompson(5)	752,459	3.5%	752,459	2.3%	752,459	2.2%
J. David Basto	—	—	—	—	—	—
Daryl G. Brewster	28,831	0.1%	28,831	0.1%	28,831	0.1%
Lawrence S. Coben	5,308	*	5,308	*	5,308	*
Walter N. George III	—	—	—	—	—	—
Christopher B. Harned	—	—	—	—	—	—
Robert C. King	—	—	—	—	—	—
Jonathan S. Marlow	—	—	—	—	—	—
Craig D. Steeneck	—	—	—	—	—	—
Richard Kassar(6)	271,370	1.3%	271,370	0.9%	271,370	0.8%
Scott Morris(7)	308,998	1.4%	308,998	1.0%	308,998	0.9%
Cathal Walsh	175,303	0.8%	175,303	0.6%	175,303	0.5%
Michael Hieger	32,691	0.2%	32,691	0.1%	32,691	0.1%
Stephen Macchiaverna	104,850	0.5%	104,850	0.3%	104,850	0.3%
Thomas Farina	120,255	0.6%	120,255	0.4%	120,255	0.4%
Kathryn Winstanley	28,262	0.1%	28,262	0.1%	28,262	0.1%
Executive Officers and Directors as a Group (17 persons)	8,238,579	37.5%	8,238,579	25.4%	8,238,579	24.3%

*	Less than 1%
(1)	A “beneficial owner” of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:

•	voting power which includes the power to vote, or to direct the voting of, such security; and/or

•	investment power which includes the power to dispose, or to direct the disposition of, such security.

Unless otherwise indicated, each person named in the table above has sole voting and investment power, or shares voting and investment power with his spouse (as applicable), with respect to all shares of stock listed as owned by that person. Shares issuable upon the exercise of options exercisable on September 30, 2014 or within 60 days thereafter are considered outstanding and to be beneficially owned by the person holding such options for the purpose of computing such person’s percentage beneficial ownership, but are not deemed outstanding for the purposes of computing the percentage of beneficial ownership of any other person. The address of our executive officers is 400 Plaza Drive, 1st Floor, Secaucus, New Jersey 07094.

(2)	Includes 5,339,027 shares of common stock held by MidOcean Partners III, L.P., 2,838,434 shares of common stock held by MidOcean Partners III-A, L.P. and 455,251 shares of common stock held by MidOcean Partners III-D, L.P. (collectively, the “MidOcean Entities”). MidOcean Associates, SPC (“Associates”) is the General Partner of each of the MidOcean Entities. MidOcean US Advisor, L.P. (“US Advisor”) provides investment advisory services to each of the MidOcean Entities and Associates. J. Edward Virtue indirectly controls the shares of common stock held by the MidOcean Entities. Accordingly, Associates, US Advisor and Mr. Virtue may be deemed to have beneficial ownership of the shares of common stock held by the MidOcean Entities, although each of Associates, US Advisor and Mr. Virtue disclaims beneficial ownership of the shares owned of record by any other person or entity except to the extent of their pecuniary interest therein. The address for each of the MidOcean Entities, Associates, US Advisor and Mr. Virtue is 320 Park Avenue, 16th Floor, New York, New York 10022.

(3)	Charles A. Norris and Kayne Anderson Capital Advisors L.P. are the managing members of Freshpet Investors LLC and share voting and investment power over the shares of common stock held by Freshpet Investors LLC. Richard Kayne is the managing partner of Kayne Anderson Capital Advisors L.P. Mr. Norris, Mr. Kayne and Kayne Anderson Capital Advisors L.P. disclaim beneficial ownership of all of the shares of common stock held or controlled by Freshpet Investors LLC except to the extent of their pecuniary interest therein.

(4)	Includes 116,997 shares of common stock held by Mr. Norris directly and 6,293,255 shares of common stock held by Freshpet Investors LLC (see footnote 3). Mr. Norris disclaims beneficial ownership of all of the shares of common stock held or controlled by Freshpet Investors LLC except to the extent of his pecuniary interest therein.

(5)	Includes 449,692 shares of common stock held by Thompson Holdings, LLP and 302,767 shares of common stock held by Thompson FP Food, LLC. Mr. Thompson has voting and investment power over the shares held of record by Thompson Holdings, LLP and Thompson FP Food, LLC.

(6)	Includes 250,070 shares of common stock held by Mr. Kassar directly and 21,300 shares of common stock held by Richard Kassar LLC. Mr. Kassar has voting and investment power over the shares held of record by Richard Kassar LLC.

(7)	Includes 286,458 shares of common stock held by Mr. Morris directly and 22,540 shares of common stock held by Morris Mutts LLC. Mr. Morris has voting and investment power over the shares held of record by Morris Mutts LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

We expect to enter into a Second Amended and Restated Stockholders Agreement with MidOcean, Freshpet Investors LLC and certain of our other stockholders (the “Stockholders Agreement”), pursuant to which MidOcean, Freshpet Investors LLC and the other stockholders party thereto will be entitled to certain registration rights. The stockholders party to this agreement will collectively hold an aggregate of 20,529,322 shares, or 61.5%, of our common stock upon completion of this offering, assuming the underwriters option to purchase additional shares of our common stock is not exercised.

Demand Registrations

Under the Stockholders Agreement, holders of a majority of the shares subject to the agreement (the “Registrable Securities”) are able to require us to use our best efforts to file a registration statement under the Securities Act (“Demand Registration”), and we are required to notify the remaining holders of Registrable Securities in the event of such request (a “Demand Registration Request”). The holders of Registrable Securities can issue up to eight Demand Registration Requests. All eligible holders will be entitled to participate in any Demand Registration upon proper notice to us. We have certain limited rights to delay or postpone such registration.

Piggyback Registrations

Under the Stockholders Agreement, if at any time we propose or are required to register any of our equity securities under the Securities Act (other than a Demand Registration or certain excluded registrations), we will be required to notify each holder of Registrable Securities of its right to participate in such registration (a “Piggyback Registration”). We have the right to terminate or postpone any registration statement in which holders of Registrable Securities have elected to exercise Piggyback Registration rights.

Expenses of Registration

We are required to bear the registration expenses (other than underwriting discounts) incident to any registration in accordance with the Stockholders Agreement, including the reasonable fees of counsel chosen by the holders of a majority of the Registrable Securities included in the registration.

Indemnification

Under the Stockholders Agreement, we must, subject to certain limitations, indemnify each holder of Registrable Securities and its employees, partners, members, officers, directors, and stockholders of each such holder; agents, representatives, and advisors, including legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act or the Exchange Act, against all losses, claims, damages, liabilities and expenses in certain circumstances and to pay any expenses reasonably incurred in connection with investigating and defending such losses, claims, damages, liabilities and expenses, except insofar as the same arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such holder expressly for us in connection with a registration effected pursuant to the Stockholders Agreement.

Selldown Agreement

We expect to enter into a selldown agreement with Freshpet Investors LLC pursuant to which Freshpet Investors LLC will agree for a period of 18 months from the completion of the offering (the “Selldown Period”) not to offer, transfer, distribute, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock (collectively, the “applicable securities”), whether owned by Freshpet Investors LLC at the time of the completion of the offering or acquired by it thereafter. Notwithstanding the above restriction, Freshpet Investors LLC may:

(i) in any 90 day period (x) during the time beginning on the day that is 181 days following the completion of this offering and ending on the day that is 12 months following the completion of this offering, transfer up to 7.5% of the applicable securities held by it on the date of the agreement and (y) during the time beginning on the day that is 366 days following the completion of this offering and ending at the conclusion of the Selldown Period transfer up to 10% of the applicable securities held by it on the date of the agreement, in each case as a distribution to its members, affiliates or any investment fund or other entity controlled or managed by it; or

(ii) transfer its applicable securities pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control (as defined in the selldown agreement) of us following the completion of this offering.

Indemnification Agreements

We expect to enter into indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide that, subject to limited exceptions, and among other things, we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer.

Guarantee Agreement

In connection with the $62.5 Million Revolver, we entered into a Fee and Reimbursement Agreement with MidOcean, Freshpet Investors LLC, an entity related to Charles A. Norris, our Chairman of the Board of Directors, Richard Thompson, our Chief Executive Officer, and Richard Kassar, our Chief Financial Officer, each a guarantor of a portion of the $62.5 Million Revolver. MidOcean, an entity related to Charles A. Norris, Richard Thompson and Richard Kassar guarantee $32.9 million, $4.3 million, $0.3 million and $0.7 million, respectively. The agreement stipulates that we will pay each guarantor a contingent fee equal to 10% per annum of the amount that each guarantor has committed to guarantee. Payments are to be made in the form of newly issued shares of Series C Preferred Stock at the price of $5.25 per share. The fee accrues only from and after the date that the guarantor enters into the guarantee, and if at any time any guarantor’s obligation is terminated in full or in part, the fee continues to accrue only with respect to the amount, if any, of such guarantor’s remaining commitment under the credit agreement governing the $62.5 Million Revolver. The fee is contingent in that it will become due and payable only if all principal and interest under the $62.5 Million Revolver has been repaid and a Change of Control has occurred. A Change of Control is defined as any sale, merger, consolidation, share exchange, business combination, equity issuance, or other transaction or series of related transactions, specifically excluding public offerings such as this offering, which result in the stockholders immediately prior to the transaction(s) owning collectively less than 50% of the voting control immediately following the transaction(s) or (ii) any sale, lease, exchange, transfer, or other disposition of substantially all of the assets, taken as a whole, in a single transaction or series of transactions, excluding sales in the ordinary course of business, sale/leaseback and corporate restructuring transactions. To date, no shares of Series C Preferred Stock have been issued in connection with the Fee and Reimbursement Agreement. As of June 30, 2014, MidOcean, an entity related to Mr. Norris, Mr. Thompson and Mr. Kassar had accrued 1,069,265, 137,606, 19,272 and 21,794 shares of unissued Series C Preferred Stock, respectively. We plan to use a portion of the proceeds from the Debt Refinancing and this offering to repay the borrowings under the $62.5 Million Revolver, relieving us of future fees on the debt guarantee except for changes in fair market value. In addition, prior to the closing of this offering, outstanding guarantee fees will be converted into Series C Preferred Stock, which will be converted into common stock.

Tyson Agreement

Effective January 9, 2009, we entered into a distribution agreement with Tyson Foods, Inc. (“Tyson”), which is one of our stockholders. Pursuant to the distribution agreement, Tyson agreed to perform certain distribution and logistical services for us. Our agreement with Tyson expires on December 31, 2015. We are currently in negotiations to renew the distribution agreement. For the years ended December 31, 2012 and 2013, we paid $4.8 million and $6.1 million, respectively, for work performed by Tyson under the agreement.

We also purchase, on an as needed basis, certain raw materials from Tyson. For the years ended December 31, 2012 and 2013, we paid $0.3 million and $0.5 million, respectively, to Tyson for raw materials provided to us.

The Stockholder Note

We issued $1.5 million of notes to certain stockholders of the Company. The Stockholder Note accrues interest compounded annually at a rate of 10%. The Stockholder Note and all accrued interest are due on December 23, 2020. Freshpet Investors LLC and Tyson hold $0.6 million and $0.7 million, respectively, of the Stockholder Note. No other stockholder holds an amount exceeding $120,000.

The Convertible Notes

We issued $2.0 million in aggregate principal amount of convertible notes on October 23, 2014 to certain stockholders. Beginning on December 7, 2014, the Convertible Notes accrue interest at a rate of 15%, compounded annually and added to the principal amount of the Convertible Notes. The Convertible Notes were issued at 98% of par and are convertible, at the option of the holder, into Series C Preferred Stock, at a price of $5.25 per share, at any time after December 31, 2014 if the Convertible Notes remain outstanding. The Convertible Notes mature on November 1, 2017. MidOcean, Charles A. Norris, our Chairman of the Board, and David Shladovsky hold $1.0 million, $0.5 million and $0.5 million, respectively, in aggregate principal amounts of Convertible Notes.

Procedures for Approval of Related Party Transactions

We do not currently have a formal written policy or procedures for the review and approval of related party transactions. However, all related party transactions are currently reviewed and approved by a disinterested majority of our Board of Directors.

Our Board of Directors will adopt a written related person transaction policy, effective upon the closing of this offering, which sets forth the policies and procedures for the review and approval or ratification of related party transactions. This policy will be administrated by our Audit Committee. These policies will provide that, in determining whether or not to recommend the initial approval or ratification of a related party transaction, the relevant facts and circumstances available shall be considered, including, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

DESCRIPTION OF CAPITAL STOCK

The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our Certificate of Incorporation, our Bylaws and the provisions of applicable law. Copies of our Certificate of Incorporation and Bylaws are filed as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

General

Upon the closing of this offering, the total amount of our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of undesignated preferred stock. As of June 30, 2014, after giving effect to the Guarantee Fee Conversion, the Preferred C Stock Conversion and the Stock Split, we had 21,160,444 shares of common stock, par value $0.001 per share, outstanding. Following this offering, we will have 31,799,037 shares of common stock and no shares of preferred stock outstanding, assuming the underwriters’ option to purchase additional shares is not exercised. In addition, we have one warrant outstanding to purchase up to an aggregate of 61,117 shares of common stock at a purchase price of $6.28 per share.

The following summary describes all material provisions of our capital stock. We urge you to read our Certificate of Incorporation and our Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

As of September 30, 2014, there were 82 stockholders of record of our common stock. Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities. Our common stock is neither convertible nor redeemable. Unless our Board of Directors determines otherwise, we will issue all of our capital stock in uncertificated form.

Preferred Stock

Our Board of Directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our Company.

Voting Rights

Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Our Bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law or our Certificate of Incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights

Each holder of shares of our capital stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our Board of Directors from time to time out of our assets or funds legally available for dividends or other distributions. See “Dividend Policy.” These rights are subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends.

Other Rights

Each holder of common stock is subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future. This offering is not subject to pre-emptive rights.

Liquidation Rights

If our company is involved in a consolidation, merger, recapitalization, reorganization, voluntary or involuntary liquidation, dissolution or winding up of our affairs, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Anti-takeover Effects of our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and our Bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board of Directors the power to discourage acquisitions that some stockholders may favor.

Action by Written Consent, Special Meeting of Stockholders

and Advance Notice Requirements for Stockholder Proposals

Our Certificate of Incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our Certificate of Incorporation and Bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies. Except as described above, stockholders will not be permitted to call a special meeting or to require the Board of Directors to call a special meeting.

In addition, our Bylaws will require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Classified Board

Our Certificate of Incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Removal of Directors

Our Certificate of Incorporation will provide that directors may only be removed from office only for cause and only upon the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Bylaws may be further amended, altered, changed or repealed by a majority vote of our Board of Directors, provided that, in addition to any other vote otherwise required by law, the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock will be required to amend, alter, change or repeal our Bylaws. Additionally, the affirmative vote of at least 75% of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our Certificate of Incorporation, voting as a single class, will be required to amend or repeal or to adopt any provision inconsistent with specified provisions of our Certificate of Incorporation. This requirement of a supermajority vote to approve amendments to our Certificate of Incorporation and Bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the Board of Directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the Board of Directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under our Certificate of Incorporation, we will opt out of Section 203 of the DGCL and will therefore not be subject to Section 203.

Corporate Opportunity

Our Certificate of Incorporation will provide that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to MidOcean or any of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for MidOcean, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. Neither MidOcean, nor any of its representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Limitations on Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL, and our Bylaws will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers.

Exclusive Jurisdiction of Certain Actions

Our Certificate of Incorporation will require, to the fullest extent permitted by law, that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Payment of Legal Fees in Certain Proceedings

Our Certificate of Incorporation will provide, to the fullest extent permitted by law, in the event that any person or entity (the “Claimant”) (x) initiates or asserts (1) any derivative action or proceeding brought on behalf of the Company, (2) any claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or its stockholders, (3) any action against the Company or any of its directors, officers, employees or agents arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws, or (4) any action asserting a claim governed by the internal affairs doctrine (each of the foregoing, a “Claim”), or joins any such Claim as a named party, and (y) does not thereby obtain a judgment on the merits that substantially achieves the full remedy or relief sought in the Claim, such Claimant shall be jointly and severally obligated to reimburse the Company for all fees, costs and expenses (including attorneys’ fees and the fees of experts) actually and reasonably incurred by the Company in defending such Claim.

Registration Rights

See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Listing

We have applied to list our common stock on the NASDAQ Global Market under the symbol “FRPT.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock and impair our ability to raise equity capital in the future. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Upon completion of this offering, we will have 31,799,037 shares of common stock outstanding assuming the underwriters’ option to purchase additional shares of common stock is not exercised. Of these shares of common stock, the 10,416,667 shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an “affiliate” of ours, as that term is defined in Rule 144, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 21,382,444 shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market (after the expiration of the lock-up agreements described below) only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as described below.

In connection with this offering, we, our directors, our executive officers and holders of substantially all of our outstanding capital stock have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our equity interests or securities convertible into or exchangeable for our equity interests during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 317,991 shares immediately after this offering (or approximately 333,616 shares if the underwriters’ option to purchase additional shares is exercised in full); or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our” restricted securities” have entered into lock-up agreements as referenced above and their “restricted securities” will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, and subject to expiration of the applicable lock-up restrictions, under Rule 701 promulgated under the Securities Act, any of our employees, directors or officers who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date (subject to the lock-up agreements referred to below, as applicable), are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our existing option plan and the new equity incentive plan we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, our executive officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to certain exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act; or

•	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially; or

•	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus. For additional information, see “Underwriting.”

Selldown Agreement

Pursuant to the terms of a selldown agreement that we intend to enter into with Freshpet Investors LLC, in any 90 day period, Freshpet Investors LLC may (x) during the time beginning on the day that is 181 days following the completion of this offering and ending on the day that is 12 months following the completion of this offering, transfer up to 7.5% of the applicable securities held by it on the date of the agreement and (y) during the time beginning on the day that is 366 days following the completion of this offering and ending on the day that is 18 months following the completion of this offering transfer up to 10% of the applicable securities held by it on the date of the agreement, in each case as a distribution to its members, affiliates or any investment fund or other entity controlled or managed by it. See “Certain Relationships and Related Party Transactions—Selldown Agreement” for more information.

Registration Rights

Upon completion of this offering, the holders of an aggregate of 20,529,322 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period, with respect to certain of the shares, described under “Underwriting” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for more information.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS

Overview

The following is a summary of material U.S. federal income and estate tax consequences to non-U.S. holders, as defined below, of the ownership and disposition of shares of our common stock as of the date of this prospectus. This summary deals only with shares of common stock purchased in this offering that are held as capital assets (generally, property held for investment) by a non-U.S. holder.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is not any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	any entity or arrangement treated as a partnership for U.S. federal income tax purposes;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our common stock, you should consult your own tax advisors.

This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, rulings and other administrative pronouncements and judicial decisions, all as in effect as of the date hereof. Those authorities are subject to different interpretations and may be changed at any time, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. We have not sought and do not expect to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed below. We cannot assure you that a change in law will not alter significantly the tax consequences described in this summary.

This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with the foreign, state, local, alternative minimum tax, any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate or U.S. expatriated entity, a financial institution, an insurance company, a tax-exempt organization, a trader, broker or dealer in securities or currencies, a “controlled foreign corporation,” a “passive foreign investment company,” an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment).

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income and estate tax consequences for non-U.S. holders relating to the ownership and disposition of our common stock. If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership and disposition of shares of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends on our common stock in the foreseeable future. In general, in the event that we do pay dividends on shares of our common stock, such cash distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our common stock (determined on a share by share basis), but not below zero, and then will be treated as gain from the sale of stock.

Dividends paid to a non-U.S. holder generally will be subject to a U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or a fixed base of the non-U.S. holder) generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8ECI or other applicable form). Instead, unless an applicable income tax treaty provides otherwise, such dividends will generally be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its earnings and profits (subject to adjustments) that are effectively connected with its conduct of a U.S. trade or business.

A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable income tax treaty rate for dividends will be required (a) to complete IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits of a reduction in the rate of, or exemption from, withholding on dividends, or (b) if shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. This certification must be provided to the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically if there is a change in circumstances that makes any information on such form incorrect.

It is possible that a distribution made to a non-U.S. holder may be subject to over-withholding because, for example, at the time of the distribution we or the relevant withholding agent may not be able to determine how much of the distribution constitutes dividends or the proper documentation establishing the benefits of any applicable treaty has not been properly supplied. If there are any excess amounts withheld on distributions made to a non-U.S. holder, such non-U.S. holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding the applicable withholding tax rules and the possibility of obtaining a refund of any excess amounts withheld.

Gain on Disposition of Shares of Common Stock

Subject to the discussions below on backup withholding and FATCA (as defined below), any gain realized by a non-U.S. holder on the sale or other taxable disposition of shares of our common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder conducted in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or a fixed base of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock (the “applicable period”).

In the case of a non-U.S. holder described in the first bullet point above, any gain will be subject to U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may be subject to an additional “branch profits” tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits (subject to adjustments). Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale or other taxable disposition, which may be offset by certain U.S. source capital losses, even though the individual is not considered a resident of the United States under the Code.

With respect to the third bullet point above, we believe we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Even if we are or become a USRPHC, however, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will be subject to U.S. federal income tax on any gain in respect of our common stock only if such non-U.S. holder actually or constructively owned more than five percent of our outstanding common stock at any time during the applicable period. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

The amount of dividends paid to each non-U.S. holder and any tax withheld with respect to such dividends will be reported annually to the IRS and to each such holder, regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder generally will be subject to backup withholding with respect to dividends paid to such holder unless such holder certifies under penalty of perjury that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries unless such non-U.S. holder certifies under penalty of perjury that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a United States person as defined under the Code), or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a non-U.S. holder of common stock under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Legislation Affecting Taxation of Common Stock Held by or Through Foreign Entities

Legislation enacted in 2010 (commonly known as “FATCA”), generally will impose a withholding tax of 30% on dividend income from our common stock and on the gross proceeds of a sale or other disposition of our common stock paid to (i) a “foreign financial institution” (as such term is defined in Section 1471(d)(4) of the Code) (as the beneficial owner or as an intermediary for the beneficial owner), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) a foreign entity that is not a financial institution (as the beneficial owner or as an intermediary for the beneficial owner), unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person as defined under the Code who directly or indirectly owns more than 10% of the entity or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The United States and other governments may enter into intergovernmental agreements that modify or supplement these rules. This legislation generally is effective for payments of dividends made after June 30, 2014 and for payments made in respect of gross proceeds from a sale or other disposition made after December 31, 2016. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Non-U.S. holders should consult their tax advisors regarding the implications of this legislation on their investment in our common stock.

U.S. Federal Estate Tax

Shares of our common stock that are owned (or deemed to be owned) by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be includable in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

THE SUMMARY ABOVE OF MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Robert W. Baird & Co. Incorporated
Stifel, Nicolaus & Company, Incorporated
SunTrust Robinson Humphrey, Inc.
Canaccord Genuity Inc.

Total	10,416,667

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,562,500 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. We have agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $30,000, as set forth in the underwriting agreement. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,562,500 additional shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list the common stock on the NASDAQ Global Market under the symbol “FRPT.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our portion of total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $3.0 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing shares in the offering. Reserved shares purchased by our directors and executive officers will be subject to a 180-day restricted period. We will pay all fees and expenses incurred by the underwriters in connection with the offering of the shares of common stock through the directed share program. Any sales made through the directed share program will be made by KA Associates, Inc., an affiliate of Kayne Anderson Capital Advisors L.P., who is a managing member of one our significant stockholders. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares of common stock purchased by participants in the program. The underwriters may offer any shares of common stock not purchased by participants in the directed share program to the general public on the same basis as the other shares of common stock being sold hereunder. We have agreed to indemnify KA Associates, Inc. against certain losses, expenses and liabilities that it incurs in connection with the directed share program, including indemnification for any losses arising from the failure of any directed share program participant to pay for shares that it agreed to purchase through the directed share program.

LEGAL MATTERS

Kirkland & Ellis LLP, New York, New York will pass upon the validity of the common stock offered hereby on our behalf. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins  LLP, New York, New York.

EXPERTS

The consolidated financial statements of Freshpet, Inc. and its subsidiary as of December 31, 2013 and 2012, and for each of the years in the two-year period ended December 31, 2013, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. Such periodic and current reports, proxy statements and other information will be available to the public on the SEC’s website at www.sec.gov and free of charge through our website at www.freshpet.com. To receive copies of public records not posted to the SEC’s website at prescribed rates, you may complete an online form at www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Please note that our website address is provided as an inactive textual reference only. The information contained on, or accessible through, our website is not part of this prospectus and is therefore not incorporated by reference.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Freshpet, Inc.:

We have audited the accompanying balance sheets of Freshpet, Inc. and subsidiary (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Freshpet, Inc. and subsidiary as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Short Hills, New Jersey

June 27, 2014, except as to note 17, which is as of October 3, 2014

FRESHPET, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2013	2012
ASSETS
CURRENT ASSETS:
Cash and equivalents	$2,444,754	$1,633,249
Accounts receivable, less allowance for doubtful accounts of $243,777 in 2013 and $215,787 in 2012	3,497,596	2,778,477
Inventories, net	5,512,225	3,823,929
Prepaid expenses and other current assets	173,786	144,256

Total Current Assets	11,628,361	8,379,911

Property, plant and equipment, net	48,764,032	33,173,751
Deposits on equipment	1,183,209	1,953,658
Other assets	1,041,622	586,904

Total Assets	$62,617,224	$44,094,224

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$6,286,720	$9,206,274
Accrued expenses	1,907,481	2,284,212

Total Current Liabilities	8,194,201	11,490,486

OTHER LIABILITIES:
Long-term debt	1,112,312	1,056,928
Notes payable	75,000,000	43,000,000
Accrued fees on debt guarantee	7,140,136	1,895,436
Accrued interest on long term debt	667,110	469,647
Other Liabilities	369,564	369,564

Total Liabilities	$92,483,323	$58,282,061

COMMITMENTS AND CONTINGENCIES

REDEEMABLE PREFERRED STOCK:
Series B, $0.001 par value, 250,000 shares authorized, 112,160 shares issued and outstanding in 2013 and 2012	30,728,450	26,513,220
Series C, $0.001 par value, 15,000,000 shares authorized, 11,238,098 and 10,285,715 shares issued and outstanding in 2013 and 2012, respectively	70,463,489	61,102,565

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock – voting, $0.001 par value, 54,000,000 shares authorized, 10,421,419 shares issued and outstanding in 2013, 10,413,467 shares issued and outstanding in 2012	10,421	10,413
Additional paid-in capital	16,450,175	24,017,444
Accumulated deficit	(147,518,634)	(125,831,479)

Total Stockholders’ Deficit	(131,058,038)	(101,803,622)

Total Liabilities and Stockholders’ Deficit	$62,617,224	$44,094,224

See accompanying notes to consolidated financial statements

FRESHPET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2013	2012
NET SALES	$63,150,776	$43,519,461
COST OF GOODS SOLD	35,957,835	22,881,333

GROSS PROFIT	27,192,941	20,638,128
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	39,573,617	35,385,319

LOSS FROM OPERATIONS	(12,380,676)	(14,747,191)
OTHER EXPENSES:
Other Expenses	(537,812)	(343,212)
Fees on Debt Guarantee	(5,244,700)	(1,895,436)
Interest Expense	(3,492,442)	(1,637,883)

	(9,274,954)	(3,876,531)

LOSS BEFORE INCOME TAXES	(21,655,630)	(18,623,722)
INCOME TAX EXPENSE	31,525	32,776

NET LOSS	(21,687,155)	(18,656,498)
OTHER COMPREHENSIVE INCOME:
Foreign Currency Translation Adjustment	—	23,829

TOTAL COMPREHENSIVE LOSS	$(21,687,155)	$(18,632,669)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(30,282,659)	$(26,609,946)

NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS:
BASIC	$(2.91)	$(2.56)

DILUTED	$(2.91)	$(2.56)

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING USED IN COMPUTING NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS:
BASIC	10,415,014	10,413,467

DILUTED	10,415,014	10,413,467

PRO FORMA NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS (UNAUDITED):
BASIC	$1.08
DILUTED	$1.08
PRO FORMA WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING USED IN COMPUTING PRO FORMA NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS (UNAUDITED):
BASIC	19,210,610
DILUTED	19,210,610

See accompanying notes to consolidated financial statements

FRESHPET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock – Voting		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Deficit
	Number of Shares Issued	Amount
BALANCES, DECEMBER 31, 2011	10,413,467	$10,413	$30,818,666	$(107,174,981)	$(23,829)	$(76,369,731)

YEAR ENDED DECEMBER 31, 2012:
Issuance of 4,932 common stock options to consultants for services	—	—	27,365	—	—	27,365
Issuance of 4,438 common stock options to employees as compensation for service	—	—	6,156	—	—	6,156
Share-based compensation expense	—	—	1,118,705	—	—	1,118,705
Series B Preferred Stock dividend accretion	—	—	(3,638,052)	—	—	(3,638,052)
Series C Preferred Stock dividend accretion	—	—	(4,315,396)	—	—	(4,315,396)
Foreign currency translation adjustment	—	—	—	—	23,829	23,829
Net loss	—	—	—	(18,656,498)	—	(18,656,498)

BALANCES, DECEMBER 31, 2012	10,413,467	$10,413	$24,017,444	$(125,831,479)	$—	$(101,803,622)

YEAR ENDED DECEMBER 31, 2013:
Issuance of 7,953 shares of common stock for cash	7,952	8	49,883	—	—	49,891
Share-based compensation expense	—	—	978,352	—	—	978,352
Series B Preferred Stock dividend accretion	—	—	(4,215,230)	—	—	(4,215,230)
Series C Preferred Stock dividend accretion	—	—	(4,380,274)	—	—	(4,380,274)
Net loss	—	—	—	(21,687,155)	—	(21,687,155)

BALANCES, DECEMBER 31, 2013	10,421,419	$10,421	$16,450,175	$(147,518,634)	$—	$(131,058,038)

See accompanying notes to consolidated financial statements

FRESHPET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(21,687,155)	$(18,656,498)
Adjustments to reconcile net loss to net cash flows from operating activities:
Provision for losses on accounts receivable	202,653	157,306
Loss on disposal of equipment and deposits on equipment	503,436	332,877
Fees on debt guarantee	5,244,700	1,895,436
Share-based compensation	978,352	1,118,705
Issuance of common stock options for services	—	33,521
Change in reserve for inventory obsolescence	150,540	(188,007)
Depreciation and amortization	5,945,077	4,593,668
Customer list amortization	—	134,337
Amortization of loan discount	55,384	55,384
Amortization of deferred financing costs	183,541	49,644
Changes in operating assets and liabilities:
Accounts receivable	(921,772)	(1,599,443)
Inventories	(1,838,836)	(758,428)
Prepaid expenses and other current assets	(29,530)	(33,221)
Other assets	(139,094)	(63,891)
Accounts payable	290,770	2,747,074
Accrued expenses and accrued interest on long-term debt	(179,268)	1,465,611

Net cash flows used in operating activities	(11,241,202)	(8,715,925)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property, plant and equipment and deposits on equipment	(24,451,832)	(26,395,114)
Acquisitions of software	(191,184)	—
Proceeds from sale of equipment	—	89,428

Net cash flows used in investing activities	(24,643,016)	(26,305,686)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on notes payable	32,000,000	33,000,000
Financing fees paid in connection with note payable	(334,818)	(340,418)
Proceeds from issuance of common stock	49,889	—
Proceeds from issuance of preferred stock – Series C	4,980,652	1,103,218

Net cash flows from financing activities	36,695,723	33,762,800

EFFECT OF EXCHANGE RATE CHANGES ON CASH	—	23,829

NET CHANGE IN CASH AND EQUIVALENTS	811,505	(1,234,982)
CASH AND EQUIVALENTS, BEGINNING OF YEAR	1,633,249	2,868,231

CASH AND EQUIVALENTS, END OF YEAR	$2,444,754	$1,633,249

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid, including capitalized interest of $190,497 in 2012	$2,926,355	$1,466,346

NON-CASH FINANCING ACTIVITY:
Preferred stock dividend accretion	$8,595,504	$7,953,448

See accompanying notes to consolidated financial statements

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of the Business and Summary of Significant Accounting Policies:

Nature of the Business – Freshpet, Inc. (hereafter referred to as “Freshpet” or the “Company”), a Delaware corporation, manufactures and markets natural fresh, refrigerated meals and treats for dogs and cats. The Company’s products are distributed throughout the United States and Canada into major retail classes including Grocery and Mass (which includes club) as well as Pet specialty and Natural retail.

Principles of Consolidation – The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). The financial statements include the accounts of the Company and its wholly-owned subsidiary, Professor Connor’s Canada Inc. (“PCCI”). In 2012, the Company began merging the operations of PCCI into those of Freshpet. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Uncertainties – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Cash and Cash Equivalents – The Company considers money market funds and all other highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – The Company records trade accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on its history of write-offs and collections and current credit conditions. Accounts receivable are written off when management deems them to be uncollectible.

Inventories – Inventories are stated at the lower of cost or market, using the first-in, first-out method. When necessary, the Company provides allowances to adjust the carrying value of its inventories to the lower of cost or net realizable value, including any costs to sell or dispose and consideration for obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value.

Property, Plant and Equipment – Property, plant and equipment are recorded at cost. The Company provides for depreciation on the straight-line method by charges to income at rates based upon estimated recovery periods of 7 years for furniture and office equipment, 5 years for automotive equipment, 3 – 6 years for refrigeration equipment, 5 – 10 years for machinery and equipment, and 15 – 39 years for building and improvements. Capitalized cost includes the costs incurred to bring the property, plant and equipment to the condition and location necessary for its intended use, which includes any necessary delivery, electrical and installation cost for equipment. Maintenance and repairs that do not extend the useful life of the assets over two years are charged to expense as incurred. Leasehold improvements are amortized over the shorter of the term of the related lease or the estimated useful lives on the straight-line method.

Long-Lived Assets – The Company evaluates all long-lived assets for impairment. Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate the

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future net cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Recoverability of assets held for sale is measured by a comparison of the carrying amount of an asset or asset group to their fair value less estimated costs to sell. Estimating future cash flows and calculating fair value of assets requires significant estimates and assumptions by management. If the carrying amount is not fully recoverable, an impairment loss is recognized to reduce the carry amount to fair value, and is charged to expense in the period of impairment.

Income Taxes – The Company provides for deferred income taxes for temporary differences between financial and income tax reporting, principally net operating loss carryforwards, depreciation, and share-based compensation. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled.

A valuation allowance is appropriate when management believes it is more likely than not, the deferred tax asset will not be realized. At December 31, 2013 and 2012, the Company has determined that a valuation allowance of approximately 100% is deemed appropriate.

Revenue Recognition and Incentives – Revenue from product sales is recognized upon shipment to the customers as terms are free on board (FOB) shipping point, at which point title and risk of loss is transferred and the selling price is fixed or determinable. This completes the revenue-earning process specifically that an arrangement exists, delivery has occurred, ownership has transferred, the price is fixed and collectability is reasonably assured. A provision for payment discounts and product return allowances, which is estimated based upon the Company’s historical performance, management’s experience and current economic trends, is recorded as a reduction of sales in the same period that the revenue is recognized.

Trade incentives, consisting primarily of customer pricing allowances and merchandising funds, and consumer coupons are offered through various programs to customers and consumers. Sales are recorded net of estimated trade incentive spending, which is recognized as incurred at the time of sale. Accruals for expected payouts under these programs are included as accrued expense in the consolidated balance sheet. Coupon redemption costs are also recognized as reductions of net sales when the coupons are issued. Estimates of trade promotion expense and coupon redemption costs are based upon programs offered, timing of those offers, estimated redemption/usage rates from historical performance, management’s experience and current economic trends.

Advertising – Advertising costs, consisting primarily of media ads, are expensed as incurred. Advertising costs in 2013 and 2012 were approximately $12,037,402 and $10,666,163, respectively.

Shipping and Handling Costs/Freight Out – Costs incurred for shipping and handling are included in selling, general, and administrative expenses within the statement of operations and comprehensive loss. Shipping and handling costs primarily consist of costs associated with moving finished products to customers, including costs associated with distribution center and the cost of shipping products to customers through third-party carriers. Shipping and handling cost totaled $6,872,953 and $5,170,367 for the years ended 2013 and 2012, respectively. Shipping and handling costs billed to customers are included in sales.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation – The financial position and results of operations of PCCI’s foreign subsidiary are measured using local currency as the functional currency. Assets and liabilities principally are translated at the exchange rate in effect at each year-end. The statements of operations are generally translated at the weighted-average rate of exchange prevailing during the year. The statements of cash flows are generally translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in accumulated other comprehensive loss.

Share Based Compensation – The Company recognizes share based compensation based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Share-based compensation expense recognized in the statement of operations for the years ended December 31, 2013 and 2012 included compensation expense for share based payment awards granted subsequent to December 31, 2005, based on the grant date fair value estimated. Share awards are amortized under the straight-line method. As share based compensation expense recognized in the statement of operations for the years ended December 31, 2013 and 2012 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are to be estimated at the time of the grant, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures were estimated to be 0% for employees for the years ending December 31, 2013 and 2012 based on historical experiences.

The Company accounts for the stock options granted to non-employees. The Company determines the fair value of the stock options granted as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Total compensation cost for share-based payments recognized for the years ended December 31, 2013 and 2012 was approximately $978,352 and $1,118,705, respectively. Cost of goods sold, and selling, general and administrative expense for the year ended December 31, 2013 included share based compensation of approximately $90,614 and $887,738, respectively. Cost of goods sold and selling, general, and administrative expense for the year ended December 31, 2012 included share-based compensation of approximately $107,067 and $1,011,638, respectively. See note 12.

Fair Value of Financial Instruments – Financial Accounting Standards Board (FASB) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active). Level 2 includes financial instruments that are valued using models or other valuation methodologies.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•	Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets for cash and cash equivalents, other receivables, accounts payable and accrued expenses approximate their fair value based on the short-term maturity of these instruments. The warrant liability is recorded at fair value with changes in fair value reflected in the statement of operations and comprehensive loss.

Pro forma net loss per share attributable to common stockholders (unaudited)

Pro forma net loss per share attributable to common stockholders has been computed to give effect to the issuance of Preferred Stock C for consideration of the fees on debt guarantee, as well as conversion of all outstanding Preferred Stock C, including the Preferred Stock C issued in consideration of the fees on debt guarantee, immediately prior to the consummation of an initial public offering of the Company’s common stock into common stock on a 1-for-0.7396 basis, as of the beginning of the period or the issuance date.

Also, the numerator in the pro forma basic and diluted net income per share calculation has been adjusted for the loss resulting from the fees on debt guarantee liability and for the Preferred Stock C dividends. The fees on debt guarantee will be issued as Preferred Stock C. See Note 13 for further discussion.

Note 2 – Inventories:

Inventories are summarized as follows:

	December 31,
	2013	2012
Raw materials	$1,431,422	$1,187,339
Packaging components material	805,424	666,843
Finished goods	3,459,707	2,003,535

	5,696,553	3,857,717
Reserve for obsolescence	(184,328)	(33,788)

	$5,512,225	$3,823,929

Note 3 – Property, Plant and Equipment:

Property, plant and equipment, net are summarized as follows:

	December 31,
	2013	2012
Refrigeration equipment	$35,649,423	$24,739,093
Machinery and equipment	20,767,207	6,023,755
Building and improvements	9,892,291	—
Furniture and office equipment	1,727,248	594,374
Leasehold improvements	1,474,741	1,737,598
Construction in progress	143,274	16,111,016
Automotive equipment	313,930	380,604

	69,968,114	49,586,440
Less: Accumulated depreciation and amortization	(21,204,082)	(16,412,689)

	$48,764,032	$33,173,751

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation and amortization expense related to property, plant and equipment totaled approximately $5,945,077 and $4,593,668 for the years ended December 31, 2013 and 2012, respectively; of which $2,204,282 and $803,654 was recorded in cost of goods sold for 2013 and 2012, respectively, with the remainder of depreciation and amortization expense being recorded to selling, general and administrative expense.

During June 2013, the Company made a decision to exit its leased manufacturing facility in Quakertown, PA. The Company recognized accelerated depreciation of approximately $827,370 during 2013 related to the facility assets that were not going to be redeployed at the Company’s manufacturing facility. These assets were written down to their net realizable value and sold during 2014. The proceeds received from the sale of assets were less than the book value of the assets.

During 2013, the Company completed the construction of a manufacturing facility in Bethlehem, Pennsylvania. The costs associated with this facility were reclassified from construction in progress to depreciable assets during 2013 when the facility was ready for its intended use.

Note 4 – Income Taxes:

A summary of income taxes as follows:

	December 31,
	2013	2012
Deferred:
Federal	$—	$—
State	31,525	32,776

	$31,525	$32,776

The provisions for income taxes do not bear a normal relationship to loss before income taxes primarily as a result of the valuation allowance on deferred tax assets.

The most significant jurisdictions in which the Company is required to file income tax returns include the U.S. federal jurisdiction, the States of New Jersey, California, Indiana, Pennsylvania and Texas. The Company is no longer subject to U.S. Federal income tax examinations for year ends prior to 2010. With limited exceptions, the Company is no longer subject to state income tax examinations for year ends prior to 2009.

The reconciliation of the statutory federal income tax rate to the Company’s effective tax is presented below:

	December 31,
	2013		2012
Tax at federal statutory rate	34.00%		34.00%
State taxes, net of federal	(0.10%	)	0.11%
Permanent items	(0.37%	)	(0.84%	)
Other	0.33%		0.55%
Valuation allowance	(34.00%	)	(34.00%	)

Benefit from income taxes	(0.14%	)	(0.18%	)

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2013	2012
Net operating loss carryforwards	$48,735,783	$41,034,013
Fees on debt guarantee	2,692,877	721,670
Stock option expense	1,028,880	707,505
Property and equipment	(1,675,683)	454,480
Other	1,026,231	1,284,161
Less: Valuation allowance	(51,808,088)	(44,201,829)

Net deferred tax	$—	$—

In assessing the realizability of the net deferred tax assets, the Company considers all relevant positive and negative evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The Company believes that it is more likely than not that the Company’s deferred income tax assets will not be realized in the immediate future. As such, there was a full valuation allowance against the net deferred tax assets as of December 31, 2012 and 2013.

At December 31, 2013, the Company had federal net operating loss (“NOL”) carryforwards of approximately $131,966,628 which expire between 2025 and 2033. The Company may be subject to certain limitations in its annual utilization of net operating loss carryforwards to off-set future taxable income pursuant to Section 382 of the Internal Revenue Code, which could result in NOLs expiring unused. At December 31, 2013, the Company had approximately $124,069,959 of NJ NOLs which expire between 2014 and 2033.

Entities are also required to evaluate, measure, recognize and disclose any uncertain income tax provisions taken on their income tax returns. The Company has analyzed its tax positions and has concluded that as of December 31, 2013, there were no uncertain positions. The federal and state income tax returns of the Company for 2010, 2011 and 2012 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed. Interest and penalties, if any, as they relate to income taxes assessed, are included in the income tax provision. There was no income tax related interest and penalties included in the income tax provision for 2013 and 2012.

Net deferred tax assets and liabilities are summarized as follows:

	December 31,
	2013	2012
Total deferred tax assets	$53,483,771	$44,201,829
Total deferred tax liabilities	(1,675,683)	—
Valuation allowance	(51,808,088)	(44,201,829)

Net deferred income tax assets	$—	$—

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Accrued Expenses:

Accrued expenses are summarized as follows:

	December 31,
	2013	2012
Other accrued expenses	$436,419	$212,464
Accrued coupons	32,118	140,000
Accrued payroll	616,880	408,044
Accrued bonuses	515,000	1,215,700
Accrued interest	307,064	308,004

	$1,907,481	$2,284,212

Note 6 – Debt:

a.	$1,500,000 10% Note

Consists of $1,500,000 of notes issued to stockholders which accrue interest compounded annually at a rate of 10%. These notes and all accrued interest are due on December 23, 2020.

In connection with the issuance of these notes in February 2010, for every $16.39 that was borrowed with the notes, 1 share of common stock was issued to the lender. As a result, 91,528 shares of common stock were issued and fair value of the stock at issuance, $6.56 a share, was recorded as a discount to the debt. The unamortized discount equaled $387,688 and $443,072 at December 31, 2013 and 2012, respectively. The amortization expense of $55,384 is recorded within interest expense in the statement of operations and comprehensive loss. The accrued interest totaled $667,110 and $470,145 at December 31, 2013 and 2012, respectively.

b.	$15,000,000 Revolving Note Payable

The $15,000,000 revolving note payable matures on October 31, 2015. The borrowings bear interest at either a LIBOR Rate plus 8% margin or a Base Rate plus 6%, depending on the election of the Company. Base Rate is defined as the rate of interest publicly quoted by The Wall Street Journal as the “base rate on corporate loans posted by at least 75% of the nation’s 30 largest banks.” If the Company elects to utilize the LIBOR Rate, it then elects to use a 1, 2, or 3 month LIBOR Rate with the interest payable upon the last day of the interest period applicable to the Company’s LIBOR rate election. Interest for the Base Rate loan is payable monthly with the balance of any outstanding advances due at maturity. An unused line of credit fee of 1%, payable monthly, is charged for any portion of the line that is not used, unless at least $3 million is kept on deposit with the bank. The Company has not kept a $3 million deposit with the bank.

The loan is collateralized by substantially all of the Company’s assets. The loan agreement provides for the maintenance of various financial covenants. The Company is currently in compliance with these requirements. Borrowings on this revolving note payable totaled $15,000,000 at December 31, 2013 and 2012. The recorded carrying values of our debt balances approximate fair value given our debt is at variable rates tied to market indicators or is short-term in nature. In March 2014, this revolving note payable was amended to increase the borrowing availability under the note to $20,000,000.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c.	$60,000,000 Revolving Note Payable

The Company entered into a $60,000,000 revolving line of credit agreement with a maturity date of May 1, 2016. Subject to certain conditions, the maturity date may be extended until May 1, 2017 upon delivery of legal opinions stating that the majority lender has the right to call capital up through May 1, 2017. The borrowings bear interest at either a LIBOR Rate (LIBOR Adjusted Rate, plus 3.25%) or a Base Rate (Base Rate plus 2.25%). Base rate is defined as the greater of the Prime Rate on the date of the borrowing and the Federal Funds Effective Rate plus 0.5%. Interest on Base Rate Loans are payable monthly, LIBOR Rate loans are payable at the end of the selected interest rate. This note payable is subordinated to the $15,000,000 revolving note payable except for the first mortgage on the Bethlehem, PA property. The loan agreement provides for the maintenance of certain financial covenants. The Company is currently in compliance with these requirements. Borrowings on this revolving note payable totaled $60,000,000 at December 31, 2013 and $28,000,000 at December 31, 2012.

In connection with this note, the Company entered into a Fee and Reimbursement Agreement with certain stockholders who were also guarantors of the note. See note 11 for further detail.

Note 7 – Commitments:

Leases – The Company leases office and warehouse space under non-cancelable operating leases that expire at various dates through January 31, 2015. As of December 31, 2013, future minimum rentals due under these leases were as follows:

Year Ended December 31,
2014	$222,853
2015	13,104

$235,957

Rent expense related to these non-cancelable operating leases was $481,269 and $326,523 for the years ended December 31, 2013 and 2012, respectively.

Employment Agreements – The Company is committed under the terms of employment agreements to pay three officers through the first anniversary of the date of a change in control event, at which time the commitments will automatically renew for additional one year periods, until termination by either party.

Note 8 – Non-employee Common Stock Options for Service:

Issuance of Common Stock Options for Services – On January 31, 2012, options to purchase 4,932 shares of common stock were issued to a consultant for services received. The stock options were valued at $5.54 per share. These options become exercisable in December 2015 and expire January 2022. The estimated fair value of these options was recorded as a non-cash stock issuance cost. The total amount expensed associated with these options was approximately $27,000 for the year ended December 31, 2012.

On June 1, 2012, options to purchase 3,698 shares of common stock were issued to a consultant for services received. These options become fully exercisable when certain performance conditions are met, and expire in June 2022. As of December 31, 2012, the performance conditions required to exercise these options were not met and no expense was recorded related to these options in 2012.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

No options were issued to non-employees for services during 2013.

Note 9 – Redeemable Preferred Stock:

The redeemable preferred stock at December 31, 2013 consists of the following:

Series	Shares Authorized	Shares Issued and Outstanding	Proceeds, Net of Issuance Costs
Preferred Stock B	250,000	112,160	$11,159,992
Preferred Stock C	15,000,000	11,238,098	57,790,564

	15,250,000	11,350,258	$68,950,556

Voting

Holders of Series B Preferred Stock (“Series B”) are not entitled to cast votes on any matters presented to the stockholders of the Corporation for their action at any meeting of stockholders of the Corporation.

Holders of Series C Preferred Stock (“Series C”) are entitled to cast a number of votes equal to the number of whole shares of common stock into which such holder’s shares of convertible preferred stock are convertible as of the applicable record date.

Dividends

Holders of Series B shall be entitled to receive dividends payable in additional fully paid and non-assessable shares of Series B at a rate per annum of 15% of the original issue price. Such dividends shall be fully cumulative from the first day of issuance and shall accrue without interest on both the initial Series B shares obtained and shares obtained via dividend, on a quarterly basis. The dividend accrued during the year ended 2013 and 2012 was $4,215,230 and $3,638,052, respectively. The total cumulative dividends as of December 31, 2013 were $19,568,458.

Holders of Series C Preferred Stock shall be entitled to dividends at a rate of 8% per annum of the Series C original issue price, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Series C. Accrued dividends shall be payable only when, and if declared by the Board of Directors. In addition, holders of Series C are entitled to share ratably in any cash dividends declared and paid on the common stock in an amount per share equal to the amount of the dividend proposed to be paid on a share of common stock multiplied by the number of shares of common stock issuable upon conversion of the Series C. If Series C shares are converted to common stock, whether converted voluntarily or through a mandatory trigger event, the accrued dividends that have not been declared by the Board of Directors will be relinquished. The dividend accrued during the year ended 2013 and 2012 was $4,380,274 and $4,315,396, respectively. The total cumulative dividends as of December 31, 2013 were $12,672,925.

Series B and Series C have been classified on the balance sheet outside of permanent equity.

Conversion

Holders of Series B may not convert their shares to any other class of share, including but not limited to shares of common stock.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Each share of Series C shall be convertible, at the option of the holder and without the payment of additional consideration into such number of fully paid and non-assessable shares of common stock as is determined by dividing the Series C original issue price by the Series C conversion price. The conversion price and the rate at which shares of Series C may be converted into shares of common stock, shall be subject to adjustments relating to but not limited to subdivision or combination of common stock; reorganization, reclassification, consolidation, merger, or sale; and adjustments for diluting issues. As a result, the conversion ratio of convertible preferred stock to common stock would be adjusted accordingly. As of December 31, 2013 the conversion rate of convertible preferred stock was 1-for-1.

In addition there is a mandatory conversion that would be triggered upon the closing of the sale of shares of common stock to the public at a price of at least $16.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 resulting in at least $75,000,000 of gross proceeds to the Company. Upon the trigger event all outstanding shares of Series C Preferred Stock shall automatically be converted in shares of common stock, at the then effective conversation rate and such shares may not be reissued by the Company.

Liquidation

Upon liquidation, dissolution, winding up of the Company, or certain merger or consolidations in which the Company or a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, the holders of shares of Series B and Series C shall be entitled to be paid out of the assets of the Corporation available for distribution, before any payment shall be made to the holders of common stock or any other class or series of capital stock on a pari passu basis.

The holders of the Series B Preferred Stock would be entitled to be paid out an amount per share equal to the Series B original issue price. The holders of the Series C would be entitled to be paid out an amount equal to the greater of (i) the per share amount equal of the Series C original issue price or (ii) the amount to which the holder of a share of Series C Preferred Stock would be entitled to receive if such share of Series C Preferred Stock was converted into common stock. In addition Series B holders are also entitled to be paid, with respect to the aggregate number of shares of Series B received by such holders on each dividend payment date through the date of the liquidation. The holders of Series C shall be entitled to be paid, an amount in cash equal to any and all accrued but unpaid dividends. If upon any liquidation event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B and Series C the full amount to which they shall be entitled, the holders of the Series Preferred Stock shall share ratable in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares held by them upon distribution if all amounts payable on or with respect to such shares were paid in full.

Redemption Rights

At any time on or after December 23, 2015 all then outstanding shares of Series C may be redeemed, as long as written notice is received by the Company from the holders of at least a majority of the then outstanding shares of Series C requesting redemption of all shares of Series C, at a price equal to the Series C original issue price per share, plus an amount in cash equal to any and all

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

accrued but unpaid dividends. Upon receipt of the redemption notice by the Company, notice to Series B shareholders must be given by the Company stating that they received notice of redemption from the Series C shareholders. Upon receipts of the notice, the holders of the Series B may elect to redeem their shares with a majority vote from the Series B shareholders. The Series B shareholders will be entitled to the original issue price plus an amount in cash equal to any and all accrued but unpaid dividends.

Note 10 – Warrant:

In connection with a loan transaction with a bank prior to 2011, and in consideration thereof, the Company issued to a bank a warrant to purchase up to an aggregate of 61,117 shares of voting common stock of the Company at a purchase price of $6.28 per share. In the event the Company issues additional equity instruments at a purchase price or exercise price lower than the warrant exercise price, such exercise price shall be adjusted. This warrant was recorded as a liability with adjustments to fair value recorded in the statement of operations.

This warrant is exercised upon surrender to the Company, on a net basis, such that, without the exchange of any funds, such holder purchases that number of shares otherwise issuable upon exercise of its warrant less that number of shares having a current market price at the time of exercise equal to the aggregate exercise price that would otherwise have been paid by such holder upon the exercise of the warrant.

This warrant automatically converts in October 2017 without any action by the holder.

Note 11 – Guarantee Agreement:

In connection with the $60,000,000 revolving note payable (see note 6), the Company entered into a Fee and Reimbursement Agreement with certain stockholders who were also guarantors of the note. That agreement stipulated that the Company will pay each guarantor a contingent fee equal to 10% per annum of the amount that each guarantor has committed to guarantee. The payment will be made in the form of newly issued shares of Series C Preferred Stock at the price of $5.25 per share. The fee accrues only from and after the date that the Guarantor enters into the Guarantee, and if at any time any Guarantor’s obligation is terminated in full or in part, the Fee shall continue to accrue only with respect to the amount, if any of such Guarantor’s remaining commitment under the Credit Agreement. The fee is contingent in that it will become due and payable only if all principal and interest under the credit agreement has been repaid and a Change of Control has occurred. A Change of Control is defined as any sale, merger, consolidation, share exchange, business combination, equity issuance, or other transaction or series of related transactions, specifically excluding public offerings, which result in the stockholders immediately prior to the transaction(s) owning collectively less than 50% of the voting control immediately following the transaction(s); or (ii) any sale, lease, exchange, transfer, or other disposition of substantially all of the assets, taken as a whole, in a single transaction or series of transactions, excluding sales in the ordinary course of business, sale/leaseback and corporate restructuring transactions.

The Guarantee is a financial instrument recognized as a liability by the Company and recorded at fair value at issuance. The instrument is adjusted to its then fair value at each reporting period with changes in fair value recorded in the consolidated statement of operations and comprehensive loss. As of December 31, 2013, the Company measured the fair value of the outstanding fee on debt guarantee

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

using an option pricing method with several possible distribution outcomes depending on the timing and kind of liquidity event. Expected volatility is estimated utilizing the historical volatility of similar companies. The risk-free interest rates are based on the U.S. Treasury yield for a period consistent with the expected contractual life. The following assumptions were utilized:

December 31, 2013
Expected volatility	17.0%
Remaining contractual life (in years)	1.5
Risk-free interest rate	0.2%
Expected dividend yield	0.0%

The Company categorized the fees on debt guarantee as a Level 3 financial liability since there is no market activity for the underlying Preferred C Stock.

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities:

Beginning Balance	$—
Adjustment to fair value	1,895,436

Balance at December 31, 2012	1,895,436
Adjustment to fair value	5,244,700

Balance at December 31, 2013	$7,140,136

Note 12 – Equity Incentive Plans:

2006 Stock Plan – In December 2006, the Company approved the 2006 Stock Plan (the “2006 Plan”) under which options to purchase approximately 624,223 shares of the Company’s common stock were granted to employees and affiliates of the Company. These options vest over 5 years and approximately $58,629 was recorded as an expense in 2013 and $192,670 in 2012. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the 2006 Plan). At December 31, 2013 there were zero shares available for grant as the plan is frozen. The options granted have maximum contractual terms ranging from 5 to 10 years.

2010 Stock Plan – In December 2010, the Company approved the 2010 Stock Plan (the “2010 Plan”) under which options to purchase approximately 2,146,320 shares of the Company’s common stock were granted to employees and affiliates of the Company (in 2012, the 2010 Plan was amended to allow for option to purchase approximately 2,220,280 shares of the Company’s common stock). These options are either time-based (vest over 4 years), performance-based (vest when performance targets are met, as defined in the stock option grant agreement), or vest at the occurrence of an exit event which is defined as a Change of Control in the Company or an initial public offering under the Securities Act, as defined in the stock option grant agreement. Approximately $919,726 and $932,192 was recorded as an expense in 2013 and 2012, respectively, related to the 2010 plan. At December 31, 2013 there were 21,257 shares available for grant. The options granted have maximum contractual terms of 10 years.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Service Period Stock Options – A summary of service period stock options outstanding and changes under the plans during the year ended December 31, 2013 is presented below:

Options	Shares	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2011	1,086,042	$6.82
Granted	9,370	7.10
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2012	1,095,412	6.82

Outstanding at January 1, 2013	1,095,412	6.82
Granted	—	—
Exercised	(7,953)	6.28
Forfeited	(4,719)	6.72

Outstanding at December 31, 2013	1,082,740	6.91	6.0	$211,505

Exercisable at December 31, 2013	893,505	$6.78	6.0	$293,250

The total intrinsic value of options exercised during the years ended December 31, 2013 was $6,559. No options were exercised during the year ended December 31, 2012.

A summary of the nonvested service period stock options as of December 31, 2013, and changes during the year ended December 31, 2013, is presented below:

	Number of Options	Weighted- Average Grant- Date Fair Value Per Share
Nonvested as of December 31, 2012	372,468	$5.98
Vested	(178,515)	5.94
Forfeited and expired	(4,719)	6.72

Nonvested as of December 31, 2013	189,234	$6.02

As of December 31, 2013, there is approximately $1,025,518 of total unrecognized compensation costs related to non-vested service period options, which is expected to be recognized over approximately 3 years.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Performance Based Options – Performance based option vesting is contingent upon the Company achieving certain annual or cumulative revenue goals. A summary of performance-based stock options outstanding and changes under the plans during the year ended December 31, 2013 is presented below:

Options	Shares	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2011	634,897	$7.10
Granted	40,045	7.10
Forfeited	—	—

Outstanding at December 31, 2012	674,942	7.10

Outstanding at December 31, 2012	674,942	7.10
Granted	11,094	7.10
Forfeited	(5,283)	7.10

Outstanding at December 31, 2013	680,753	$7.10	8.0	$—

No performance-based options are exercisable at December 31, 2013 or December 31, 2012.

A summary of the nonvested service period stock options as of December 31, 2013, and changes during the year ended December 31, 2013, is presented below:

	Number of Options	Weighted- Average Grant- Date Fair Value Per Share
Nonvested as of December 31, 2012	674,942	$7.10
Granted	11,094	7.10
Forfeited and expired	(5,283)	7.10

Nonvested as of December 31, 2013	680,753	$7.10

As of December 31, 2013, there is approximately $3,947,906 of total unrecognized compensation costs related to non-vested performance based options, which would be recognized if and when the contingent vesting criteria is met. As of December 31, 2013, the achievement of the vesting criteria is not considered probable.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Exit Event Options – Exit event option vesting is contingent upon the occurrence of an exit event, which results from a Change of Control in the Company or an Initial Public Offering of the Company’s common stock under the Securities Act, as defined in the option grant agreement. A summary of exit event stock options outstanding and changes under the plans during the year ended December 31, 2013 is presented below:

Options	Shares	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2011	849,189	$7.10
Granted	24,319	7.10
Forfeited	—	—

Outstanding at December 31, 2012	873,508	7.10

Outstanding at December 31, 2012	873,508	7.10
Granted	5,177	7.10
Forfeited	(1,761)	7.10

Outstanding at December 31, 2013	876,924	$7.10	8.0	$—

A summary of the nonvested service period stock options as of December 31, 2013, and changes during the year ended December 31, 2013, is presented below:

	Number of Options	Weighted- Average Grant- Date Fair Value Per Share
Nonvested as of December 31, 2012	873,508	$7.10
Granted	5,177	7.10
Forfeited and expired	(1,761)	7.10

Nonvested as of December 31, 2013	876,924	$7.10

As of December 31, 2013, there is approximately $5,123,336 of total unrecognized compensation costs related to non-vested performance based options, which would be recognized if and when the contingent vesting criteria is met. As of December 31, 2013, the achievement of the vesting criteria is not considered probable.

Grant Date Fair Value of Options – The grant date fair value of options (service period options, performance based options and exit event options) granted during the year ended December 31, 2013 was $5.40 per share. The grant date fair value of options granted during the year ended December 31, 2012, ranged from $5.55 per share.

The fair value of each option-award is estimated on the date of grant using a Black-Scholes option pricing model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company’s common stock. The expected term of options granted is based on the “shortcut method” described in FASB ASC 718, Compensation – Stock Compensation (an expected term based on the midpoint between the vesting date and the end of the contractual term). The risk-free interest rates are based on the U.S. Treasury yield for a period consistent with the

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expected term of the option in effect at the time of the grant. Assumptions used in the Black-Scholes model were as follows:

	Year Ended December 31,
	2013	2012
Expected volatility	86.0%	91.2%
Average expected term in years	7	7
Risk-free interest rate	1.7%	1.2%
Expected dividend yield	0.0%	0.0%

Note 13 – Net Loss Attributable to Common Stockholders and Pro Forma Net Loss Attributable to Common Stockholders:

Basic net loss per common share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of common share outstanding for the period. Diluted net loss per common share is computed by giving effect to all potentially dilutive securities. Diluted net loss per common share is the same as basic net loss per common share, due to the fact that potentially dilutive securities would have an antidilutive effect as the Company incurred a net loss for the year ended December 31, 2013 and 2012.

The potentially dilutive securities excluded from the determination of diluted loss per share, as their effect is antidilutive, are as follows:

	Year ended December 31,
	2013	2012
Convertible Preferred Series C (on an as-if converted basis)	7,713,455	7,598,805
Service Period Stock Options	1,092,604	1,094,618
Warrants	61,117	61,117

	8,867,176	8,754,540

The computation of net income attributable to common stockholders is as follows:

	Year ended December 31,
	2013	2012
Net loss	$(21,687,155)	$(18,656,498)
Preferred stock dividends on Series B and Series C	(8,595,504)	(7,953,448)

Net loss attributable to common stockholders	$(30,282,659)	$(26,609,946)

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pro Forma December 31, 2013
(unaudited)
Unaudited pro forma net loss per share attributable to common stockholders:
Numerator
Net loss attributable to common stockholders	$30,282,659
Pro forma adjustment to reverse the Preferred Series C dividend	4,380,274
Pro forma adjustment to reverse the fees on debt guarantee	5,244,700

Net loss attributable to common stockholders used in computing pro forma net income per share attributable to common stockholders	$20,657,685

Denominator
Weighted average shares of common stock outstanding used in computing the pro forma net loss per share attributable to common stockholders – basic	10,415,014
Pro forma adjustments to reflect weighted-average effect of assumed conversion of convertible Preferred Series C	7,713,454
Pro forma adjustments to reflect weighted-average effect of assumed conversion of fees on debt guarantee	1,082,142

Denominator for pro forma basic net income per share of common stock	19,210,610

Pro forma basic and diluted net loss per share attributable to common stockholders	$1.08

Note 14 – Retirement Plan:

The Company sponsors a safe harbor 401(k) plan covering all employees. All employees are eligible to participate. Active participants in the plan may make contributions of up to 25% of their compensation. Company contributions totaled approximately $196,054 for 2013 and $180,098 for 2012.

Note 15 – Related Party Transactions:

Payments made to a stockholder for distribution services totaled approximately $6,146,245 in 2013 and $4,882,534 in 2012. Payments of approximately $4,658,118 in 2013 and $3,059,658 in 2012 were made to stockholders for the purchase of raw materials. In addition payments of approximately $678,371 in 2013 and $707,686 2012 related to rent and associated utilities and maintenance were also made to a stockholder who is also a landlord of one of our locations.

In connection with the $60,000,000 revolving note payable, certain stockholders are guarantors of the note. That agreement stipulated that the Company will pay each guarantor a contingent fee equal to 10% per annum of the amount that each guarantor has committed to guarantee. See note 6 for further detail.

Note 16 – Concentrations:

Concentration of Credit Risk – The Company maintains its cash balances in financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000 each. At times, such balances may be in excess of the FDIC insurance limit.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Major Customers – In 2013, net sales to one of our distributors – which sells directly to three of our customers – accounted for 28% of our net sales. In 2012, that distributor accounted for 20% of our net sales. In 2013 and 2012, net sales to one of our customers accounted for 11% and 14%, respectively.

Major Suppliers – The Company purchased approximately 56% of its raw materials from three vendors in the year ended December 31, 2013 and approximately 58% of its raw materials from three vendors in the year ended December 31, 2012. The Company purchased 76% of its treats finished goods from three other vendors for the year ended December 31, 2012. The Company purchased 67% of its packaging material from three vendors for the year ended December 31, 2013.

For one of its raw material vendors, the Company has a purchase agreement whereby prices are fixed for one year periods. Prices adjust every April, through April 1, 2014. The Company has the option to terminate the agreement at the beginning of any future one year period. The Company believes it could obtain similar pricing from another supplier, but a change could potentially cause production delays and additional costs.

Net Sales By Class of Retail – The following table sets forth net sales by class of retail:

	Twelve months ended December 31,
	2013	2012
Grocery and Mass (1)	$49,731,873	$33,985,199
Pet Specialty, Natural, and Other (2)	13,418,903	9,534,262

Net Sales	$63,150,776	$43,519,461

(1)	Includes club retail class
(2)	Other sales represent less than 1% of net sales

Note 17 – Subsequent Events:

There were no subsequent events identified, other than the following:

•	The Company increased the borrowing availability by an additional $7.0 million on the $15,000,000 revolving note payable to $22.0 million, with an increase of $5.0 million during March 2014, and an increase of $2.0 million during September 2014. As of October 3, 2014, the Company had a borrowed principal of $22.0 million on the $22.0 million revolving note payable. See note 6 for further detail.

•	During the months of February and April 2014, the Company has raised approximately $6,600,000 of additional capital through the issuance of Series C Preferred Stock.

•	On October 3, 2014, the Company declared a stock split of 0.7396 shares for each share of common stock. Per the terms of the convertible Preferred Stock C, this stock split results in a proportional adjustment to the conversion ratio of each series of convertible preferred stock. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retroactively, where applicable, to reflect this stock split and adjustment of the preferred stock conversion ratio.

FRESHPET, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Unaudited Quarterly Results:

Unaudited quarterly results for the years ended December 31, 2013 and 2012 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013:
Net sales	$13,885,185	$14,846,366	$16,698,903	$17,720,322
Loss from operations	(3,147,240)	(3,205,977)	(4,182,320)	(1,845,139)
Net loss	(4,719,104)	(5,253,194)	(6,495,643)	(5,219,214)
Net loss attributable to common stockholders	(6,751,248)	(7,364,129)	(8,647,369)	(7,519,913)
Basic earnings per common share	(0.65)	(0.71)	(0.83)	(0.72)
Diluted earnings per common share	(0.65)	(0.71)	(0.83)	(0.72)

2012:
Net sales	$9,382,537	$10,536,726	$11,226,549	$12,373,649
Loss from operations	(4,104,712)	(3,517,450)	(4,671,886)	(2,453,143)
Net loss	(4,388,417)	(4,178,740)	(6,017,866)	(4,071,475)
Net loss attributable to common stockholders	(6,342,042)	(6,151,618)	(8,020,532)	(6,095,754)
Basic earnings per common share	(0.61)	(0.59)	(0.77)	(0.59)
Diluted earnings per common share	(0.61)	(0.59)	(0.77)	(0.59)

FRESHPET INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2014	Pro Forma Stockholders’ Equity at June 30, 2014		December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and equivalents	$1,923,823	$		$2,444,754
Accounts receivable, less allowance for doubtful accounts of $508,704 on June 30, 2014 and $243,777 on December 31, 2013	5,371,892			3,497,596
Inventories, net	5,752,833			5,512,225
Deferred offering costs	1,075,111			—
Prepaid expenses and other current assets	214,395			173,786

Total Current Assets	14,338,054			11,628,361

Property, plant and equipment, net	55,419,038			48,764,032
Deposits on equipment	3,675,778			1,183,209
Other assets	1,056,002			1,041,622

Total Assets	$74,488,872	$		$62,617,224

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$9,965,909	$		$6,286,720
Accrued expenses	3,193,252			1,907,481

Total Current Liabilities	13,159,161			8,194,201

OTHER LIABILITIES:
Long-term debt	1,140,004			1,112,312
Notes payable	82,500,000			75,000,000
Accrued fees on debt guarantee	10,785,352			7,140,136
Accrued interest on long term debt	773,080			667,110
Other Liabilities	369,564			369,564

Total Liabilities	$108,727,161	$		$92,483,323

COMMITMENTS AND CONTINGENCIES

REDEEMABLE PREFERRED STOCK:
Series B, $.001 par value, 250,000 shares authorized, 112,160 issued and outstanding on June 30, 2014 and December 31, 2013	33,080,581		33,080,581	30,728,450
Series C, $0.001 par value, 20,000,000 and 15,000,000 shares authorized, 12,485,906 and 11,238,098 issued and outstanding on June 30, 2014 and December 31, 2013, respectively, and 20,000,000 shares authorized and none outstanding on a pro forma basis on June 30, 2014	81,510,032		—	70,463,489

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock – voting, $0.001 par value, 60,000,000 and 54,000,000 shares authorized, 10,421,419 issued and outstanding on June 30, 2014 and December 31, 2013, and 60,000,000 shares authorized, 21,160,444 issued and outstanding on a pro forma basis on June 30, 2014 (unaudited)	10,421		21,161	10,421
Additional paid-in capital	10,088,338		102,372,982	16,450,175
Accumulated deficit	(158,927,661)		(158,927,661)	(147,518,634)

Total Stockholders’ Deficit	(148,828,902)		(56,533,518)	(131,058,038)

Total Liabilities and Stockholders’ Deficit	$74,488,872	$		$62,617,224

The accompanying notes are an integral part to the unaudited consolidated financial statements

FRESHPET INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For The Six Months Ended June 30,
	2014	2013
NET SALES	$39,736,235	$28,731,551
COST OF GOODS SOLD	20,370,265	15,234,164

GROSS PROFIT	19,365,970	13,497,387
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	24,995,794	19,850,604

LOSS FROM OPERATIONS	(5,629,824)	(6,353,217)
OTHER EXPENSES:
Other Expenses	(85,076)	(29,335)
Fees on Debt Guarantee	(3,645,216)	(2,034,411)
Interest expense	(2,032,910)	(1,539,573)

	(5,763,202)	(3,603,319)

LOSS BEFORE INCOME TAXES	(11,393,026)	(9,956,536)
INCOME TAX EXPENSE	16,000	15,762
NET LOSS	(11,409,026)	(9,972,298)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	(18,256,717)	(14,115,377)

NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS:
BASIC	$(1.75)	$(1.36)

DILUTED	$(1.75)	$(1.36)

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING USED IN COMPUTING NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS:
BASIC	10,421,419	10,413,467

DILUTED	10,421,419	10,413,467

PRO FORMA NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS (UNAUDITED):
BASIC	$(0.49)
DILUTED	$(0.49)
PRO FORMA WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING USED IN COMPUTING PRO FORMA NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS (UNAUDITED):
BASIC	20,758,325
DILUTED	20,758,325

The accompanying notes are an integral part to the unaudited consolidated financial statements

FRESHPET INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For The Six Months Ended June 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,409,026)	$(9,972,298)
Adjustments to reconcile net loss to net cash flows from operating activities:
Provision for losses on accounts receivable	211,565	1,983
(Gain)/loss on disposal of equipment and deposits on equipment	70,710	23,529
Guarantee expense	3,645,216	2,034,411
Share-based compensation	485,852	489,178
Change in reserve for inventory obsolescence	(79,292)	7,107
Depreciation and amortization	3,124,096	1,912,158
Amortization of loan discount and deferred financing costs	126,047	86,910
Changes in operating assets and liabilities:
Accounts receivable	(2,085,862)	(597,564)
Inventories	(161,317)	(661,507)
Prepaid expenses and other current assets	(1,115,719)	10,767
Other assets	(94,067)	(101,965)
Accounts payable	1,735,920	807,495
Accrued expenses and accrued interest on long-term debt	1,100,936	1,048,165

Net cash flows used in operating activities	(4,444,941)	(4,911,631)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property, plant and equipment, software, and deposits on equipment	(10,361,113)	(17,703,166)
Proceeds from sale of equipment	234,127	—

Net cash flows used in investing activities	(10,126,986)	(17,703,166)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on notes payable	7,500,000	22,000,000
Proceeds from issuance of preferred stock – Series C	6,550,996	—

Net cash flows from financing activities	14,050,996	22,000,000

NET CHANGE IN CASH AND EQUIVALENTS	(520,931)	(614,797)
CASH AND EQUIVALENTS, BEGINNING OF YEAR	2,444,754	1,633,249

CASH AND EQUIVALENTS, END OF PERIOD	$1,923,823	$1,018,452

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$1,884,534	$1,490,282

NON-CASH FINANCING ACTIVITY:
Preferred stock dividend accretion	$6,847,691	$4,154,915

The accompanying notes are an integral part to the unaudited consolidated financial statements

FRESHPET INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 – Nature of the Business and Summary of Significant Accounting Policies:

Nature of the Business – Freshpet Inc. (hereafter referred to as “Freshpet” or the “Company”), manufactures and markets natural fresh, refrigerated meals and treats for dogs and cats. The Company’s products are distributed throughout the United States and Canada into major retail classes including Grocery and Mass (which includes club) as well as Pet specialty and Natural retail.

Principles of Consolidation – The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). The financial statements include the accounts of the Company and its wholly-owned subsidiary, Professor Connor’s Canada Inc. (“PCCI”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation – The accompanying consolidated balance sheet as of June 30, 2014, statements of operations and comprehensive loss for the six months ended June 30, 2014 and 2013, and statements of cash flows for the six months ended June 30, 2014 and 2013 are unaudited. The interim unaudited financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2014, the results of its operations for the six months ended June 30, 2014 and 2013, and its cash flows for the six months ended June 30, 2014 and 2013. The financial data and other information disclosed in these notes related to the six months ended June 30, 2014 and 2013 are unaudited. The results for six months ended June 30, 2014 are not necessarily indicative of results to be expected for the year ending December 31, 2014, any other interim periods, or any future year or period.

These consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2013, included elsewhere in this Registration Statement.

Estimates and Uncertainties – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Deferred Offering Cost – Deferred offering costs, which primarily consist of direct incremental legal and accounting fees relating to the initial public offering (IPO) of the Company’s common stock are capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed.

Fair value of Financial Instruments – Financial Accounting Standards Board (‘‘FASB’’) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

FRESHPET INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The three levels of the fair value hierarchy are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active). Level 2 includes financial instruments that are valued using models or other valuation methodologies.

•	Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets for other receivables, accounts payable and accrued expenses approximate their fair value based on the short-term maturity of these instruments.

Unaudited Pro Forma

Unaudited Pro Forma Stockholders’ Equity – The unaudited pro forma stockholders’ equity as of June 30, 2014 gives effect to the issuance of Preferred Stock Series C for consideration of the fees on debt guarantee, as well as conversion of all outstanding Preferred Stock C, including the Preferred Stock C issued in consideration of the fees on debt guarantee, immediately prior to the consummation of an initial public offering of the Company’s common stock into common stock on a 1-for-0.7396, as of the beginning of the period or the issuance date. The pro forma stockholders’ equity does not give effect to any proceeds from a qualifying initial public offering of the Company’s common stock or repayment of debt.

Pro forma net loss per share attributable to common stockholders (unaudited) – Pro forma net loss per share attributable to common stockholders has been computed to give effect to the issuance of Preferred Stock C for consideration of the fees on debt guarantee, as well as conversion of all outstanding Preferred Stock C, including the Preferred Stock C issued in consideration of the fees on debt guarantee, immediately prior to the consummation of an initial public offering of the Company’s common stock into common stock on a 1-for-0.7396, as of the beginning of the period or the issuance date.

Also, the numerator in the pro forma basic and diluted net income per share calculation has been adjusted for the loss resulting from the fees on debt guarantee liability and for the Preferred Stock C dividends. The fees on debt guarantee will be issued as Preferred Stock C. The Preferred Stock C will convert to common stock, and thus no longer accrete dividends. See Note 10 for further discussion.

Note 2: Recently Issued Accounting Standards

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,” (“ASU 2014-08”). Under ASU 2014-08, only

FRESHPET INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

disposals representing a strategic shift in operations that have a major effect on the Company’s operations and financial results should be presented as discontinued operations. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The amendments in ASU 2014-08 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. However, ASU 2014-08 should not be applied to a component that is classified as held for sale before the effective date even if the component is disposed of after the effective date. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued. The effects of ASU 2014-08 will depend on any future disposals by the Company.

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

Note 3 – Inventories:

Inventories are summarized as follows:

	June 30, 2014	December 31, 2013
Raw materials	$1,808,831	$1,431,422
Packaging components material	911,773	805,424
Finished goods	3,137,265	3,459,707

	5,857,869	5,696,553
Reserve for obsolescence	(105,036)	(184,328)

	$5,752,833	$5,512,225

FRESHPET INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 4 – Property, Plant and Equipment:

Property, plant and equipment, net are summarized as follows:

	June 30, 2014	December 31, 2013
Refrigeration equipment	$43,999,618	$35,649,423
Machinery and equipment	19,432,097	20,767,207
Building and improvements	9,932,106	9,892,291
Furniture and office equipment	1,780,216	1,727,248
Leasehold improvements	613,705	1,474,741
Construction in progress	985,360	143,274
Automotive equipment	314,885	313,930

	77,057,987	69,968,114
Less: Accumulated depreciation and amortization	(21,638,949)	(21,204,082)

	$55,419,038	$48,764,032

Depreciation expense related to property, plant and equipment totaled $3,098,094 for the six months ended June 30, 2014; of which $1,231,484 was recorded to cost of goods sold for the six months ended June 30, 2014, with the remainder of depreciation and amortization expense recorded to selling, general and administrative expense. Depreciation expense related to property, plant and equipment totaled approximately $1,904,080 for six months ended June 30, 2013; of which $359,619 was recorded to cost of goods sold for the six months ended June 30, 2013, with the remainder of depreciation and amortization expense recorded to selling, general and administrative expense.

During the three months ended March 31, 2014, the Company completed a project to analyze the estimated future years of service on its existing refrigeration equipment. Based on this analysis, the Company estimates that the useful life of its refrigeration equipment is 9 years. The Company will apply this change in estimate prospectively, which will reduce by approximately $1.8 million and $2.0 million for the full year 2014 and 2015, respectively. The useful life over the other classes of property, plant and equipment remain unchanged.

Note 5 – Accrued Expenses:

Accrued expenses are summarized as follows:

	June 30, 2014	December 31, 2013
Accrued payroll and bonuses	$1,129,527	$1,131,880
Accrued interest	349,470	307,064
Accrued Maintenance	492,959	43,037
Accrued Freight	44,998	166,472
Other accrued expenses	485,508	259,028
Accrued Initial Public Offering Cost	400,000	—
Accrued Equipment	290,790	—

	$3,193,252	$1,907,481

FRESHPET INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 6 – Debt

Our total debt outstanding consisted of the amounts set forth on the following table:

	June 30, 2014	December 31, 2013
$1,500,000 10% Note	$1,140,004	$1,112,312
$20,000,000 Revolving Note Payable	20,000,000	15,000,000
$62,500,000 Revolving Note Payable	62,500,000	60,000,000

	$83,640,004	$76,112,312

a.	$1,500,000 10% Note

Consists of $1,500,000 of notes issued to stockholders which accrue interest compounded annually at a rate of 10%. These notes and all accrued interest are due on December 23, 2020.

In connection with the issuance of these notes in February 2010, for every $16.39 that was borrowed with the notes, 1 share of common stock was issued to the lender. As a result, 91,528 shares of common stock were issued and fair value of the stock at issuance, $6.56 a share, was recorded as a discount to the debt. The unamortized discount equaled $359,996 and $387,688 at June 30, 2014 and December 31, 2013, respectively. The amortization expense of $27,692 for the six months ended June 30, 2014, is recorded within interest expense in the statement of operations and comprehensive loss. The accrued interest totaled $773,080 and $667,110 at June 30, 2014 and December 31, 2013, respectively.

b.	$20,000,000 Revolving Note Payable

The $20,000,000 revolving note payable matures on October 31, 2015. The borrowings bear interest at either a LIBOR Rate plus 8% margin or a Base Rate plus 6%, depending on the election of the Company. Base Rate is defined as the rate of interest publicly quoted by The Wall Street Journal as the “base rate on corporate loans posted by at least 75% of the nation’s 30 largest banks.” If the Company elects to utilize the LIBOR Rate, it then elects to use a 1, 2, or 3 month LIBOR Rate with the interest payable upon the last day of the interest period applicable to the Company’s LIBOR rate election. Interest for the Base Rate loan is payable monthly with the balance of any outstanding advances due at maturity. An unused line of credit fee of 1%, payable monthly, is charged for any portion of the line that is not used, unless at least $3 million is kept on deposit with the bank. The Company has not kept a $3 million deposit with the bank.

The loan is collateralized by substantially all of the Company’s assets. The loan agreement provides for the maintenance of various financial covenants. The Company is currently in compliance with these requirements. Borrowings on this revolving note payable totaled $20,000,000 at June 30, 2014 and $15,000,000 at December 31, 2013, as this revolving note payable was amended in March 2014 to increase the borrowing availability to $20,000,000. The recorded carrying values of our debt balances approximate fair value given our debt is at variable rates tied to market indicators.

FRESHPET INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

c.	$62,500,000 Revolving Note Payable

The Company entered into a $62,500,000 revolving line of credit agreement with a maturity date of May 1, 2016. Subject to certain conditions, the maturity date may be extended until May 1, 2017 upon delivery of legal opinions stating that the majority stockholder has the right to call capital up through May 1, 2017. The borrowings bear interest at either a LIBOR Rate (LIBOR Adjusted Rate, plus 3.25%) or a Base Rate (Base Rate plus 2.25%). Base rate is defined as the greater of the Prime Rate on the date of the borrowing and the Federal Funds Effective Rate plus 0.5%. Interest on Base Rate Loans are payable monthly, LIBOR Rate loans are payable at the end of the selected interest rate. This revolving note payable is subordinated to the $20,000,000 note payable except for the first mortgage on the Bethlehem, PA property. The loan agreement provides for the maintenance of certain financial covenants. The Company is currently in compliance with these requirements. Borrowings on this revolving note payable totaled $62,500,000 at June 30, 2014 and $60,000,000 at December 31, 2013.

In connection with this note, the Company entered into a Fee and Reimbursement Agreement with certain stockholders who were also guarantors of the note. See note 8 for further detail.

Note 7 – Redeemable Preferred Stock:

The redeemable preferred stock at June 30, 2014 consists of the following:

Series	Shares Authorized	Shares Issued and Outstanding	Proceeds, Net of Issuance Costs
Preferred Series B	250,000	112,160	$11,159,992
Preferred Series C	15,000,000	12,485,906	64,341,559

	15,250,000	12,598,066	$75,501,551

The Company issued an additional 1,247,808 shares of Preferred Stock Series C at $5.25 a share during the six months ended June 30, 2014.

The dividends accrued during the six months ended June 30, 2014 and 2013 for the Preferred Stock Series B was $2,352,131 and $2,024,506. The total cumulative dividends as of June 30, 2014 were $21,920,589.

The dividend accrued during the six months ended June 30, 2014 and 2013 for the Preferred Stock Series C was $4,495,559 and $2,118,573, respectively. The total cumulative dividends as of June 30, 2014 were $17,168,473.

Note 8 – Guarantee Agreement:

In connection with the $62,500,000 revolving note payable (see Note 6), the Company entered into a Fee and Reimbursement Agreement with certain stockholders who were also guarantors of the note. That agreement stipulated that the Company will pay each guarantor a contingent fee equal to 10% per annum of the amount that each guarantor has committed to guarantee. The payment will be made in the form of newly issued shares of Series C Preferred Stock at the price of $5.25 per share. The fee accrues only from and after the date that that the Guarantor enters into the Guarantee, and if at any time any Guarantor’s obligation is terminated in full or in part, the Fee shall continue to accrue

FRESHPET INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

only with respect to the amount, if any of such Guarantor’s remaining commitment under the Credit Agreement. The fee is contingent in that it will become due and payable only if all principal and interest under the credit agreement has been repaid and a Change of Control has occurred. A Change of Control is defined as any sale, merger, consolidation, share exchange, business combination, equity issuance, or other transaction or series of related transactions, specifically excluding public offerings, which result in the stockholders immediately prior to the transaction(s) owning collectively less than 50% of the voting control immediately following the transaction(s); or (ii) any sale, lease, exchange, transfer, or other disposition of substantially all of the assets, taken as a whole, in a single transaction or series of transactions, excluding sales in the ordinary course of business, sale/leaseback and corporate restructuring transactions.

The Guarantee is a financial instrument recognized as a liability by the Company and recorded at fair value at issuance. The instrument is adjusted to its then fair value at each reporting period with changes in fair value recorded in the consolidated statement of operations and comprehensive loss. As of June 30, 2014, the Company measured the fair value of the outstanding guarantee fee using an option pricing method with several possible distribution outcomes depending on the timing and kind of liquidity event. Expected volatility is estimated utilizing the historical volatility of similar companies. The risk-free interest rates are based on the U.S. Treasury yield for a period consistent with the expected contractual life. The following assumptions were utilized:

	June 30, 2014	December 31, 2013
Expected volatility	25.4%	17.0%
Remaining contractual life (in years)	1.0	1.5
Risk-free interest rate	0.11%	0.20%
Expected dividend yield	0.0%	0.0%

The Company categorized the guarantee fee as a Level 3 financial liability since there is no market activity for the underlying Preferred C Stock.

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities:

Balance at December 31, 2013	7,140,136
Adjustment to fair value	3,645,216

Balance at June 30, 2014	$10,785,352

Note 9 – Equity Incentive Plans:

2006 Stock Plan – In December 2006, the Company approved the 2006 Stock Plan (the “2006 Plan”) under which options to purchase approximately 624,223 shares of the Company’s common stock were granted to employees and affiliates of the Company. These options vest over 5 years and approximately $22,788 was recorded as an expense for the six months ended June 30, 2014. Approximately $29,314 was recorded as an expense for the six months ended June 30, 2013. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the 2006 Plan).

FRESHPET INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

2010 Stock Plan – In December 2010, the Company approved the 2010 Stock Plan (the “2010 Plan”) under which options to purchase approximately 2,146,320 shares of the Company’s common stock were granted to employees and affiliates of the Company (in 2012, the 2010 Plan was amended to allow for option to purchase approximately 2,220,280 shares of the Company’s common stock). These options are either time-based (vest over 4 years), performance-based (vest when performance targets are met, as defined in the stock option grant agreement), or vest at the occurrence of an exit event which is defined as a Change of Control in the Company (as defined in the stock option grant agreement) or an initial public offering registered under the Securities Act, as defined under the option grant agreement. Approximately $463,064 was recorded as an expense for the six months ended June 30, 2014. Approximately $459,864 was recorded as an expense for the six months ended June 30, 2013.

During the six months ended June 30, 2014 there were no grants or exercises of Service Based Options, Performance Based Options, and Exit Event Options plans.

Note 10 – Net Loss Attributable to Common Stockholders and Pro Forma Net Loss Attributable to Common Stockholders:

Basic net loss per common share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of common share outstanding for the period. Diluted net loss per common share is computed by giving effect to all potentially dilutive securities. Diluted net loss per common share is the same as basic net loss per common share, due to the fact that potentially dilutive securities would have an antidilutive effect as the Company incurred a net loss for the three and six months ended June 30, 2014 and June 30, 2013.

The potentially dilutive securities excluded from the determination of diluted loss per share, as their effect is antidilutive, are as follows:

	Six months ended June 30,
	2014	2013
Convertible Preferred Series C (on an as-if converted basis)	8,832,453	7,607,315
Service Period Stock Options	1,082,429	1,095,314
Warrants	61,117	61,117

	9,975,999	8,763,746

The computation of net income attributable to common stockholders is as follows:

	Six months ended June 30,
	2014	2013
Net loss	$(11,409,026)	$(9,972,298)
Preferred stock dividends on Series B and Series C	(6,847,691)	(4,143,079)

Net loss attributable to common stockholders	$(18,256,717)	$(14,115,377)

FRESHPET INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Pro Forma June 30, 2014
(unaudited)
Unaudited pro forma net loss per share attributable to common stockholders:
Numerator
Net loss attributable to common stockholders	$18,256,717
Pro forma adjustment to reverse the Preferred Series C dividend	4,495,559
Pro forma adjustment to reverse the fees on debt guarantee	3,645,216

Net loss attributable to common stockholders used in computing pro forma net income per share attributable to common stockholders	$10,115,942

Denominator
Weighted average shares of common stock outstanding used in computing the pro forma net loss per share attributable to common stockholders — basic	10,421,419
Pro forma adjustments to reflect weighted-average effect of assumed conversion of convertible Preferred Series C	8,832,441
Pro forma adjustments to reflect weighted-average effect of assumed conversion of fees on debt guarantee	1,504,465

Denominator for pro forma basic net income per share of common stock	20,758,325

Pro forma basic and diluted net loss per share attributable to common stockholders	$0.49

Note 11 – Related Party Transactions:

Payments made to a stockholder for distribution services totaled $4,075,684 during the six months ended June 30, 2014, and $2,934,980 for the six months ended June 30, 2013. Payments of $2,480,467 for the six months ended June 30, 2014, and $2,176,341 for the six months ended June 30, 2013 were made to stockholders for the purchase of raw materials. In addition there were payments of $143,630 for the six months ended June 30, 2014, and $434,515 for the six months ended June 30, 2013 related to rent and associated utilities and maintenance to a stockholder who is also a landlord of one of our locations. The rent and associated utilities and maintenance cost were at market rates. None of the payments made above were to stockholders who are either employee, board member, subsidiary, or affiliate of the Company.

In connection with the $62,500,000 revolving note payable, certain stockholders are guarantors of the note. That agreement stipulated that the Company will pay each guarantor a contingent fee equal to 10% per annum of the amount that each guarantor has committed to guarantee. See Note 8 for further detail.

Note 12 – Concentrations:

Concentration of Credit Risk – The Company maintains its cash balances in financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000 each. At times, such balances may be in excess of the FDIC insurance limit.

Major Customers – For the six months ended June 30, 2014, net sales to one of our distributors – which sells directly to three of our customers – accounted for 23% of our net sales. For the six

FRESHPET INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

months ended June 30, 2013, that distributor accounted for 25% of our net sales. For the six months ended June 30, 2014, no customer accounted for more than 10% of our net sales while for the same period in 2013 one customer accounted for 12% of our net sales.

Major Suppliers – The Company purchased approximately 53% of its raw materials from three vendors during the six months ended June 30, 2014, and approximately 58% of its raw materials from three vendors in the six months ended June 30, 2013.

The Company also purchased approximately 78% of its treats finished goods from two other vendors for the six months ended June 30, 2014, and approximately 66% from three vendors for the six months ended June 30, 2013.

The Company purchased approximately 68% of its packaging material from two vendors for the six months ended June 30, 2014, and 45% of its packaging material from two vendors for the six months ended June 30, 2013, respectively.

For one of its raw material vendors, the Company has a purchase agreement whereby prices are fixed for one year periods. Prices adjust every April 1. The Company has the option to terminate the agreement at the beginning of any future one year period. The Company believes it could obtain similar pricing from another supplier, but a change could potentially cause production delays and additional costs.

Net Sales By Class of Retail – The following table sets forth net sales by class of retail:

	Six months ended June 30,
	2014	2013
Grocery and Mass (1)	$29,851,193	$22,474,475
Pet Specialty, Natural and Other (2)	9,885,042	6,257,076

Net Sales	$39,736,235	$28,731,551

(1)	Includes club retail class
(2)	Other sales represent less than 1% of net sales

Note 13 – Subsequent Events:

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or unrecognized subsequent events that have required adjustment or disclosure in the financial statements.

During September 2014, the Company increased the borrowing availability on its revolving note payable from $20.0 million to $22.0 million and drew an additional $2.0 million to increase the borrowed principal to $22.0 million from $20.0 million at June 30, 2014.

On October 3, 2014, the Company declared a stock split of 0.7396 shares for each share of common stock. Per the terms of the convertible Preferred Stock C, this stock split results in a

FRESHPET INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

proportional adjustment to the conversion ratio of each series of convertible preferred stock. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto, have been adjusted retroactively, where applicable, to reflect this stock split and adjustment of the preferred stock conversion ratio.

On October 23, 2014, the Company issued $2.0 million in aggregate principal amount of convertible notes to certain of its stockholders, which, beginning on December 7, 2014, accrue interest at a rate of 15%, compounded annually. The convertible notes were issued at 98% of par and are convertible into Series C Preferred Stock at a price of $5.25 per share, at the option of the holder, at any time after December 31, 2014 if the convertible notes remain outstanding. The convertible notes mature on November 1, 2017.

10,416,667 Shares

Freshpet, Inc.

Common Stock

Goldman, Sachs & Co.

Credit Suisse

Baird

Stifel

SunTrust Robinson Humphrey

Canaccord Genuity

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts payable by us, in connection with the offer and sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

Amount
SEC registration fee	$20,748
FINRA filing fee	25,657
Nasdaq Listing fee	150,000
Printing expenses	300,000
Accounting fees and expenses	550,000
Legal fees and expenses	1,000,000
Transfer Agent and Registrar fees and expenses	6,000
Miscellaneous expenses, including those related to the Debt Refinancing	950,000

Total	$3,002,405

Item 14. Indemnification of Officers and Directors.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Certificate of Incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our Certificate of Incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our Certificate of Incorporation, our Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

We sold 2,472,514 shares of Series C Preferred Stock to existing stockholders in the time period since January 1, 2011 in exchange for an aggregate of $17,550,974. In the time period since January 1, 2011, we issued to directors, officers, employees and contractors options to purchase an aggregate of 2,208,607 shares of common stock with exercise prices of $7.10 per share pursuant to the 2010 Plan. In the time period since January 1, 2011, upon the exercise of stock options, we have issued 7,952 shares of common stock to certain officers, directors, employees and contractors in exchange for an aggregate of $49,889. No underwriters were used in connection with the transactions. The sale of such securities was exempt from registration pursuant to Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering and/or Rule 506 promulgated under the Securities Act. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the shares for investment and not distribution, and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16. Exhibits

(1)	Exhibits:

The exhibit index attached hereto is incorporated herein by reference.

(2)	Financial Statement Schedules:

No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Secaucus, State of New Jersey, on October 27, 2014.

FRESHPET, INC.

By:	/s/ Richard Kassar
Name: Richard Kassar Title: Chief Financial Officer

*  *  *  *

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on October 27, 2014 in the capacities indicated.

Signature	Title

* Richard Thompson	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Richard Kassar Richard Kassar	Chief Financial Officer and Director (Principal Accounting and Financial Officer)

* Charles A. Norris	Director

* J. David Basto	Director

* Jonathan S. Marlow	Director

* Christopher Harned	Director

* Daryl Brewster	Director

* Brian McInerney	Director

* Steven Gilbert	Director

* Scott Morris	Director

* By	/s/ Richard Kassar
Richard Kassar
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement

3.1**	Second Amended and Restated Certificate of Incorporation

3.2**	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation

3.3**	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation

3.4**	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation

3.5**	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation

3.6	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation

3.7**	Bylaws

3.8*	Form of Third Amended and Restated Certificate of Incorporation

3.9*	Form of Amended and Restated Bylaws

4.1**	Warrant Agreement, dated as of October 5, 2007, between the Company and City National Bank, a national banking association

5.1**	Opinion of Kirkland & Ellis LLP

10.1**	Amended and Restated Credit Agreement, dated as of April 12, 2013, among the Company, the several banks and other lenders from time to time parties to thereto and OneWest Bank, FSB, as administrative agent for the lenders

10.2**	First Amendment to Amended and Restated Credit Agreement, dated as of May 7, 2013, among the Company, the several banks and other lenders from time to time parties thereto and OneWest Bank, FSB, as administrative agent for the lenders

10.3**	Second Amendment to Amended and Restated Credit Agreement, dated as of July 2, 2013, among the Company, the several banks and other lenders from time to time parties thereto and OneWest Bank, FSB, as administrative agent for the lenders

10.4**	Third Amendment to Amended and Restated Credit Agreement, dated as of September 30, 2013, among the Company, the several banks and other lenders from time to time parties thereto and OneWest Bank, FSB, as administrative agent for the lenders

10.5**	Fourth Amendment to Amended and Restated Credit Agreement, dated as of May 28, 2014, among the Company, the several banks and other lenders from time to time parties thereto and OneWest Bank N.A.

10.6	Fifth Amendment to Amended and Restated Credit Agreement, dated as of October 23, 2014, among the Company, the several banks and other lenders from time to time parties thereto and OneWest Bank N.A.

10.7**	Amended and Restated Loan and Security Agreement, dated as of December 23, 2010, by and between the Company and City National Bank, a national banking association, as lender

10.8**	Amendment Number One to Amended and Restated Loan and Security Agreement, dated as of February 9, 2012, by and between the Company and City National Bank, a national banking association, as lender

Exhibit No.	Description

10.9**	Amendment Number Two to Amended and Restated Loan and Security Agreement, dated as of May 2, 2012, by and between the Company and City National Bank, a national banking association, as lender

10.10**	Amendment Number Three to Amended and Restated Loan and Security Agreement, dated as of June 8, 2012, by and between the Company and City National Bank, a national banking association, as lender

10.11**	Amendment Number Four to Amended and Restated Loan and Security Agreement, dated as of May 3, 2013, by and between the Company and City National Bank, a national banking association, as lender

10.12**	Amendment Number Five to Amended and Restated Loan and Security Agreement, dated as of March 14, 2014, by and between the Company and City National Bank, a national banking association, as lender

10.13**	Amendment Number Six to Amended and Restated Loan and Security Agreement, dated as of September 4, 2014, by and between the Company and City National Bank, a national banking association, as lender

10.14	Amendment Number Seven to Amended and Restated Loan and Security Agreement, dated as of October 23, 2014, by and between the Company and City National Bank, a national banking association, as lender

10.15*	Form of Second Amended and Restated Loan and Security Agreement by and between the Company and City National Bank, a national banking association, as the arranger and administrative agent, OneWest Bank, as syndication agent, and the lenders thereto

10.16	Form of Freshpet, Inc. 2014 Omnibus Incentive Plan

10.17	Form of Restricted Stock Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan

10.18	Form of Restricted Stock Unit Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan

10.19	Form of Incentive Stock Option Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan

10.20	Form of Nonqualified Stock Option Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan

10.21	Form of Stock Appreciation Rights Agreement Pursuant to the Freshpet, Inc. 2014 Omnibus Incentive Plan

10.22*	Form of Freshpet, Inc. Non-Employee Director Compensation Policy

10.23**	Employment Agreement between Richard Thompson and Freshpet, Inc., dated as of December 23, 2010

10.24**	Employment Agreement between Scott Morris and Freshpet, Inc. dated as of October 25, 2006

10.25**	Amendment to Employment Agreement between Scott Morris and Freshpet, Inc. dated as of January 6, 2009

10.26**	Employment Agreement between Cathal Walsh and Freshpet, Inc. dated as of October 25, 2006

Exhibit No.	Description

10.27**	Amendment to Employment Agreement between Cathal Walsh and Freshpet, Inc. dated as of January 6, 2009

10.28*	Form of Employment Agreement between Richard Thompson and Freshpet, Inc.

10.29*	Form of Employment Agreement between Scott Morris and Freshpet, Inc.

10.30*	Form of Employment Agreement between Cathal Walsh and Freshpet, Inc.

10.31*	Form of Indemnification Agreement between Freshpet, Inc. and each of its directors and executive officers

10.32*	Form of Second Amended and Restated Stockholders Agreement

10.33**	Amended and Restated Fee and Reimbursement Agreement among Freshpet, Inc. and the other parties thereto dated as of April 15, 2013

10.34**	Amendment No. 1 to the Amended and Restated Fee and Reimbursement Agreement among Freshpet, Inc. and the other parties thereto dated as of October 9, 2013

10.35**	Amendment No. 2 to the Amended and Restated Fee and Reimbursement Agreement among Freshpet, Inc. and the other parties thereto dated as of April 7, 2014

10.36*	Form of Amendment No. 3 to the Amended and Restated Fee and Reimbursement Agreement among Freshpet, Inc. and the other parties thereto

10.37	Distribution Agreement between Tyson Foods, Inc. and Freshpet, Inc. dated as of January 6, 2009

10.38	Amendment to the Distribution Agreement between Tyson Foods, Inc. and Freshpet, Inc. dated as of August 8, 2014

10.39*	Form of Selldown Agreement

21.1**	List of Subsidiaries

23.1	Consent of KPMG LLP

23.2**	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on the signature page of this Registration Statement)

99.1**	Consent of Lawrence S. Coben

99.2**	Consent of Walter N. George

99.3**	Consent of Robert C. King

99.4**	Consent of Craig D. Steeneck

*	To be filed.
**	Previously filed.